PROSPECTUS
AND INVESTMENT STATEMENT
NOVEMBER 2003

INVEST IN THE EXPLORATION AND PRODUCTION OF NEW ZEALAND’S FUTURE ENERGY REQUIREMENTS

These securities have not been registered under the United States Securities Act of 1933 and, in the absence of such registration or an applicable exemption, may not be offered or sold in the United States or to United States persons for 40 days after allotment.

Invest in New Zealand’s energy future

Indo-Pacific Energy Ltd.

  is a New Zealand based, proven performing exploration and production company has one of the highest success rates in Taranaki exploration of the active industry participants will continue its proud history of active exploration

  has interests in more Taranaki onshore permits than any other exploration company; and

  holds permits or licences in New Zealand’s East Cape and Canterbury Basins, and in Australia and Papua New Guinea.

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IMPORTANT INFORMATION

(The information contained in this section is required under the Securities Act 1978)

Investment decisions are very important. They often have long term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself.

CHOOSING AN INVESTMENT

When deciding whether to invest, consider carefully the answers to the following questions that can be found on the pages noted below:

In addition to the information in this document, important information can be found in the current registered prospectus for the investment. You are entitled to a copy of the prospectus on request.*

*	This is the wording required by Schedule 3D to the Securities Regulations 1983, which contemplates a separate investment statement and prospectus. For this Offer the two documents have been combined and accordingly the prospectus available on request is identical to this document.

CHOOSING AN INVESTMENT ADVISER

You have the right to request from any investment adviser a written disclosure statement stating his or her experience and qualifications to give advice. That document will tell you:

  Whether the adviser gives advice only about particular types of investments; and
  Whether the advice is limited to the investments offered by one or more particular financial organisations; and
  Whether the adviser will receive a commission or benefit from advising you.

You are strongly advised to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within five working days of your request. You must make the request at the time the advice is given or within one month of receiving the advice.

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In addition:
1	If an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and
2	If an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose.

Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes.

This investment is generally not available outside New Zealand. No prospectus in connection herewith will be filed in Canada and accordingly the Shares and Warrants will be subject to resale restrictions to Canadian residents and in Canada for 4 months after allotment.

Further, pursuant to Regulation S of the United States Securities and Exchange Commission, the offer or sale of these securities, if made prior to the expiration of 40 days following allotment (or, in the case of Ordinary Shares issued pursuant to the exercise of Warrants, for 40 days after their issuance), may not be made to a U.S. person or for the account or benefit of a U.S. person, and each distributor, dealer or other person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of such 40-day period, must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

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CHAIRMAN’S LETTER

14 November 2003

Dear Investor

On behalf of the Board of Indo-Pacific Energy Ltd., it gives me great pleasure to commend to you this opportunity to become a Share and Warrant holder in the Company. Indo-Pacific has a proven record of petroleum production and exploration success. The Company has developed an exciting exploration and development programme in its strategically located acreage.

Sustained high oil prices, an ever increasing net oil import balance, and the rising value of natural gas in New Zealand as the Maui gas field declines, make this an especially timely opportunity to invest in New Zealand petroleum exploration.

The downgrade of remaining gas reserves in the Maui field, and the continuing strong growth in demand for gas for electricity generation mean that new gas discoveries are increasingly valuable and necessary to provide for New Zealand’s ongoing energy requirements. Success in the New Zealand oil and gas exploration sector offers excellent reward potential for the investor.

Indo-Pacific has been actively exploring in the Taranaki Onshore Basin and elsewhere in New Zealand for the last seven years. It has been directly responsible for several oil and gas discoveries, which have established Indo-Pacific as a company with recognised exploration and production skills. The Company is built on New Zealand skills, and has been one of the most active explorers in New Zealand in recent years.

Indo-Pacific also holds exploration interests with considerable discovery potential in Australia and Papua New Guinea.

The Company seeks additional funding to progress and commercialise its exploration and development programmes. This capital will be primarily dedicated to the requirements of its New Zealand assets.

The Board is confident that Indo-Pacific’s existing projects provide significant share value growth potential.

If you require further information I recommend you read the information on our website, www.indopacific.com and, of course, approach your financial adviser for assistance.

We welcome your interest in participating in the further success and growth of Indo-Pacific Energy Ltd. Please do take the time to review the accompanying Offer Document.

Yours sincerely

David A R Newman
Chairman

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KEY DATES

Prospectus Registered	14 November 2003
Opening Date of the Offer	17 November 2003
Closing Date of the Offer	12 December 2003
Allotment Date*	15 December 2003
Statements Sent to Shareholders	16 December 2003
Expected Quotation and Trading of Shares and
Warrants on the NZSX	17 December 2003
Expected Quotation and Trading of Ordindary Shares on TSXV	12 December 2003
Expected Quotation and Trading of Shares allotted under
this Offer on TSXV	15 April 2004

This timetable is indicative only and investors are encouraged to submit their applications as early as possible. The Company reserves the right to vary any of the dates, including the Closing Date.

KEY OFFER STATISTICS

•	Issue Price	NZ$2.00 per Share

•	Shares being offered under this Prospectus	4,000,000

•	Warrants being offered under this Prospectus to
	subscribers for Shares	2,000,000

•	Ordinary Shares on issue prior to the Offer	7,739,324

•	Options on issue prior to the Offer
	(comprising 1,345,000 incentive stock options
	and 2,086,845 share purchase warrants)	3,431,845

•	Number of Ordinary Shares on issue following the Offer*	11,739,324

•	Number of options and Warrants on issue following the Offer*	5,431,845

•	Market Capitalisation at Issue Price*	NZ$23,478,648

•	Expected Cash Reserves at allotment date	NZ$11,600,000

For every two Shares being offered in this Prospectus, investors will receive one Warrant, exercisable at a price of NZ$2.10 at any time before 5pm (NZ time) on 30 November 2004.

* Note:

a	If the Company is listed on the NZSX and TSXV, and the Shares are accepted for quotation on the NZSX, then further Ordinary Shares and share purchase warrants will be issued pursuant to the Share Exchange Agreements (agreements entered into in November 2003 with 20 New Zealand investors who are currently holders of special class shares in Indo-Pacific Energy (NZ) Limited). The maximum number of such further Ordinary Shares is 1,111,123 and the maximum number of further share purchase warrants is 555,569.

b	The indicated allotment date, and quotation and trading dates, are based on the assumption that the Ordinary Shares will be quoted on the TSXV prior to 15 December 2003. Allotment of Shares and Warrants will take place within 5 business days after the later of:

i	Closing Date; or
ii	the date on which the Ordinary Shares are first quoted on the TSXV. If the Ordinary Shares have not been quoted on the TSXV by 31 January 2004, all subscriptions received by the Company for Shares and Warrants will be refunded in full, no later than 9 February 2004.

c	Market Capitalisation has been calculated using the Issue Price of NZ$2.00 per share. This must be read in conjunction with all the other information in this Offer Document including the statement of risk factors on page 107.

d	If all the Shares and Warrants are allotted, and all the Ordinary Shares and share purchase warrants referred to in the Share Exchange Agreements are issued, and all the options on issue and share purchase warrants were exercised, then the total number of shares on issue would be 18,837,861.

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INDO-PACIFIC ENERGY LTD.

INVESTMENT STATEMENT
AND PROSPECTUS 2003

A UNIQUE OPPORTUNITY

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This Offer provides New Zealand investors with an opportunity to invest in a New Zealand based and led petroleum exploration and production company, primarily focused on New Zealand. It is especially timely, given the country’s ongoing energy supply situation, its gas supply/demand squeeze and its ever growing oil import bill.

The funding made available to the Company from this Offer, together with its ongoing strategy of funding drilling by offering interests to new parties, will:

  Contribute to bringing Kahili and Cheal fields into production;

  Enable participation in the drilling of up to 10 exploration and development wells in the first two years after listing, four shallow wells in year one and the other six wells in year two (assuming an average 30% participation);

  Support negotiation of further oil and gas sales agreements;

  Allow ongoing evaluation of existing areas for further drilling opportunities, and provide for acquisition of further exploration permits.

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NEW ZEALAND MAP

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INVESTMENT OVERVIEW

This section is intended to be a summary only and should be read in conjunction with the more detailed information contained elsewhere in this Offer Document. Technical terms used are explained in the Glossary on page 117.

1.1 COMPANY CORPORATE HISTORY

Indo-Pacific Energy Ltd. was incorporated in British Columbia, Canada in 1979 and its incorporation is now domiciled in the Yukon Territory, Canada under the provisions of the Business Corporations Act (Yukon). Shares in Indo-Pacific have been quoted on the US National Association of Securities Dealers “OTC Bulletin Board” since 1997, and the Company has filed an application for listing of its Ordinary Shares on the TSX Venture Exchange (“TSXV”) which is part of the Toronto Stock Exchange (TSX) Group, headquartered in Toronto, Canada. Indo-Pacific currently has some 7000, mainly North American, shareholders.

Indo-Pacific conducts all its operations through several wholly owned subsidiary companies operating in New Zealand, Australia and Papua New Guinea. These subsidiaries hold all of the Company’s permits and assets and one of these subsidiaries, Indo-Pacific Energy (NZ) Limited (“IPENZ”) manages all of the Company’s operations.

1.2 BACKGROUND

Indo-Pacific Energy Ltd. operates in New Zealand, Australia and Papua New Guinea. Its operations in New Zealand include the Kahili gas-condensate field, now under development; and the Cheal gas field, which awaits near-term commercialisation. It holds the most extensive exploration portfolio within the onshore Taranaki basin of any industry player operating in New Zealand. It also holds permits in the offshore Taranaki basin, the East Cape and Canterbury regions. The Company holds interests in three licences in the oil producing Vulcan Trough, offshore Western Australia; and has both reserves and exploration acreage in the prolific Papuan Basin in Papua New Guinea. (See maps following).

Indo-Pacific was incorporated in British Columbia, Canada where it was initially financed. It later moved its jurisdiction of incorporation to the Yukon Territory, Canada in order to avail itself of more flexible director residency requirements under that Canadian jurisdiction’s corporate legislation. Since 2000, its principal management office, managing all corporate, exploration and administration functions, has been based in Wellington, New Zealand.

New Zealand is facing severe energy supply issues. It has suffered from electricity supply constraints for two of the last three years, a situation that is generally considered likely to recur. The giant Maui gas field is drawing to an end after 25 years. Many industry observers believe New Zealand is approaching the end of an extended period of cheap, abundant energy. Replacement energy options are likely to be delivered at substantially higher prices than in the past.

Indo-Pacific is providing part of the solution to New Zealand’s energy needs. In addition to its existing discoveries, it is working to identify considerable potential for commercially viable oil and gas accumulations within its New Zealand exploration acreage; and particularly large, deep (Kapuni level) gas discoveries in its onshore and offshore Taranaki acreage.

1.3 HIGHLIGHTS

a	A multi-well drilling programme commenced in 3rd quarter 2003. This will extend through 2004 to incorporate prospects defined by the Company’s recent Kaimata 3D seismic survey and other drilling targets within the Company’s permit areas in onshore Taranaki.

b	Indo-Pacific has already participated in 20 wells in New Zealand since 1996, including eight on the east coast of both islands, more than any other explorer during this period. It has operated the majority of these, made three discoveries (as operator) and participated in two other oil discoveries. It is one of the most active explorers in New Zealand.

c	The Company’s executive management and associated consultants (all New Zealand based) constitute one of New Zealand’s most experienced exploration teams, and includes explorers who have been closely involved, at senior management levels, in the Kupe South, Ngatoro, Kahili, Goldie and Cheal discoveries in Taranaki.

d	Indo-Pacific holds an extensive exploration acreage position in the highly productive and prospective onshore Taranaki region, and in a strategic area of offshore Taranaki, as well as in onshore East Cape and on- and offshore Canterbury.

e	The Company’s operatorship of twelve of its joint ventures, in which Indo-Pacific’s team leads the technical and commercial programmes for the joint venture parties in those permits, is reflective of the respect in which it is held by its industry peers.

f	The Kahili-1A/B discovery, made by Indo-Pacific in late 2002, has flowed in excess of 6 million cubic feet of gas per day (mmscfd) and 240 barrels (bbls) of condensate (light oil) per day (bcpd) to establish the field as a commercial discovery. An agreement with NGC will see the field in production in the first half of 2004.

g	Indo-Pacific is presently appraising the Cheal gas/oil field for development. Both Cheal-1 and Cheal-2 wells flowed gas and oil on test when originally drilled in 1995. Subject to more extended flow-tests meeting targets, Cheal could be commercialised during 2004.

h	Ongoing analysis of the Kaimata 3D seismic survey, acquired in early 2003 across a 76 sq km area surrounded by producing oil and gas fields, is expected to provide new targets for drilling. Additional drilling targets are identified in other permit areas.

i	Indo-Pacific plans to farm out the drilling of a well during 2004 in offshore Western Australia. The prospects in its AC/P 19 permit have the potential to elevate Indo-Pacific into a more senior league of Australasian oil and gas companies.

j	The Douglas Prospect in Papua New Guinea is to be offered on farm-out, in an effort to see it drilled in the next two years. The Company’s permits in Papua New Guinea include the significant Elevala and Ketu gas-condensate discoveries, a major drilling prospect and other drilling targets, which all have potential to significantly increase Indo-Pacific’s value.

1.4 NEW ZEALAND ENERGY MARKETS

Statistics in this section are derived from BP’s annual “Statistical Review of World Energy: 2003” and the NZ Ministry of Economic Development’s biannual “Energy Data File: July 2003”. Numerous articles in New Zealand’s media in the last year have commented on the country’s increasingly precarious energy situation. The growth in each of New Zealand’s oil, gas and electricity markets over the last decade underpins a strong rationale for ongoing oil and gas exploration in New Zealand; and underscores the excellent returns that can be achieved from successful oil and gas discovery and production.

Oil Supply and Demand

The worldwide peak in new oil discovery, of some 40 billion bbls per year, was achieved in the early 1960’s, since when oil discovery has steadily diminished to a present average rate of less than 10 billion bbls per year, about a third of annual usage. It is estimated that some 70% of oil produced today is from fields discovered before 1973, i.e. fields now into their declining years. Oil experts such as Dr Colin Campbell predict the peak in world oil production will be reached around the end of this decade. Meanwhile, world oil demand continues to climb. It increased by 12% during the last decade, to pass 76 million bbls (MMbbls) per day in 2002. This underlying supply-demand dynamic means that oil will become an increasingly limited and valuable commodity. Although short-term fluctuations in price will continue to occur, the underlying long-run price will rise steadily under the inexorable supply-demand pressure. New producing fields, with typical lives of 10-25 years, can expect to experience the benefit of this long-run increase, irrespective of short term ‘highs’ and ‘lows’.

New Zealand’s own usage of oil has risen in ten years by 30% (two and a half times world growth rate) to reach 145,000 bbls per day in 2002. The country’s demand growth for the 12 months to March 2003 was 5.6% as compared to world growth of 0.1%. New Zealand’s daily oil import bill for 2002 exceeded NZ$8 million per day. Domestic oil production fell from a 1997 peak of 2.59 million tonnes (approx. 21 MMbbls) to 1.36 million tonnes in 2002, a decline of nearly 9% per annum. This steep slide will continue, as Maui condensate production falls, in line with the decline in its gas production. The costs of finding oil in Taranaki over the past two decades are estimated to have been less than NZ$10 per barrel; and it is reasonable to assume that with adequate investment this can continue to be achieved. Therefore, from both a national interest and an economic return rationale, there is every good reason to continue oil exploration in New Zealand, especially considering its lightly explored status.

Gas Supply and Demand

New Zealand gas supply has been dominated by Maui production for the last quarter century. In 2002 Maui provided 75% of gas supply. In that year, usage of gas amounted to 235 PJ, making New Zealand one of the highest per capita users of gas in the world. This underscores how fundamental gas is to the New Zealand economy, and how important Maui has been to the gas supply. During the last decade, gas demand has grown 16%, fuelled by the cheap off-take from Maui. The Maui Contract Price, initially only 37c/GJ, inflates annually at half the inflation rate, hence is effectively devaluing with time. The Maui Take or Pay (‘TOP’) gas surplus, consisting of gas paid for to achieve the Annual Quantity (‘AQ’), hence being the annual off-take specified under the contract but not uplifted from the Maui reservoir, has provided an additional available TOP pool of contractual (as opposed to actual) cheap gas during the last decade. Thus gas demand has been fuelled by a surplus of cheap gas supply capacity.

This era was always due to end, with the termination of the Maui contract in 2009. However, the downgrade in remaining Maui reserves by some 240 PJ following the independent review by Netherland Sewell in late 2002, means that remaining gas entitlements have been curtailed, and Maui is unlikely to meet its AQ beyond 2005. This is, in any case, a declining amount, with the 2007 AQ being only 40% of the 1997 peak AQ. The imminent closure of Methanex’s methanol plants in Taranaki does not, therefore, ease the gas supply-demand situation. In recent years Methanex has taken up to 90 PJ per annum of gas, or 40% of gas supply. However, its contract entitlements were always phased to meet the decline in Maui AQ quantities; and the fact that Maui is underperforming its AQ offtake schedule merely means an earlier closure of Methanex without any freeing up of gas for other users; ie the supply squeeze just happens earlier than expected.

Maui has also played the role of swing producer, being able to be ‘cranked up’ to meet short term demand peaks for electricity generation when hydro capacity was limited. No other field presently developed, nor the two candidates for development (Pohokura and Kupe, both far smaller than Maui) have this capacity. The imminent end of the Maui era, therefore, has severe ramifications, not just for gas supply to industrial and retail markets but for electricity supply, and hence the wellbeing of the economy as a whole.

Electricity Supply and Demand

The gas and electricity markets are inextricably intertwined. During 2002, gas generated 24% of New Zealand’s electricity. Hydro (62%), geothermal (7%) and coal (4.5%) make up most of the remainder. During the last decade, electricity demand has grown by 24%, or greater than 2% per annum. This trend is expected to continue. During that time hydro generation increased approximately 1% per annum, but gas generation grew by nearly 5% per annum. Electricity generation accounted for 41% of the gas market in 2002. Without new gas supplies, and without Maui’s swing capacity, this cannot continue. New hydro capacity, such as Meridian’s proposed Project Aqua on the Lower Waitaki, would take around a decade to commission, and at 524 MW installed capacity would only meet 5-6 years of natural market growth. While full economic justification of projects such as Project Aqua is not publicly known, it is believed that such projects are unlikely to be economic at less than $60/MWh.

Alternative major potential sources of generation to meet demand are nuclear, coal and wind. Nuclear is a politically undesirable choice. Coal, although potentially in plentiful supply, has serious social and environmental hurdles to overcome. Without a carbon tax, it is considered that coal supply at $3/GJ would result in electricity generation cost of around an $70/MWh; ie 50% greater than the present long-run price. A carbon tax would further increase this figure, and would preferentially favour gas over coal as a fuel source. Wind, although a plentiful resource, is expensive to harness at upwards of $70/MWh; and also requires a huge scale of installation due to its low energy density. It would, for example, be necessary to commission a 500 kW windmill every day of every year just to meet natural market growth, an unrealisable and socially unacceptable target.

Modern, combined cycle, gas fired plant is thermally efficient, environmentally acceptable and has short commissioning lead times. A gas fuel price of $6/GJ supports electricity generation at $70/MWh. A possible source of such supply is Liquefied Natural Gas (‘LNG’) import, ie the ‘gas pipeline by ship’ concept. This has been studied by Shell and others; but requires major capital investment in receiving facilities, and the securing of long term contracts on a scale approaching that of the entire New Zealand gas market. Even should such market be secured, LNG for delivery in New Zealand would be priced upwards of $7/GJ (Shell, 2000); and more probably around $10/GJ, based on prices elsewhere in the world. It is considered an unlikely, inappropriate and unrealisable option in the near future, but the Company understands that a feasibility study by electricity generators is currently taking place.

The conclusion is that a substantial new gas field, contracted to a dedicated user such as an existing power generator on a Take or Pay basis, should command upwards of $6/GJ; or something like three times the effective wholesale price of Maui gas in recent years.

All New Zealand gas fields have high associated levels of condensates and LPG’s which materially add to the value of the well-stream. Kapuni gas targets, although requiring deep and expensive wells, offer exploration of a proven and under-explored play in Taranaki which promises major upside in terms of return in the event of discovery.

1.5 INDO-PACIFIC’S OIL & GAS PROJECTS

Indo-Pacific offers exposure to a strong oil and gas exploration programme. The Company’s immediate focus on the Taranaki Basin provides:

  shallow oil and gas potential – the known Miocene reservoirs (producing at Kaimiro, Ngatoro, Goldie, Surrey and Cheal) are developed across several of Indo-Pacific’s permits, with targets already identified for drilling by the Kaimata 3D seismic survey and existing 2D seismic data. These shallow targets are relatively less costly to drill and bring into profitable production in the event of discovery;

  deep gas potential – the established Kapuni Sands reservoirs (the producing zones in the Maui, Kapuni, Mangahewa, McKee and Pohokura fields) are present at depth across onshore Taranaki. Drilling targets of substantial size have been identified in several of Indo-Pacific’s permits;

  Tariki Sands targets – the reservoir at the Kahili, Tariki and Ahuroa fields also provides targets within certain Indo-Pacific permits;

  In the longer term, the Company’s acreage in Canterbury and East Cape also offers oil and gas drilling possibilities, as do its Australian and Papua New Guinea interests.

Indo-Pacific is implementing a sustained Taranaki drilling programme, targeting shallow oil and gas pools, and deep gas structures.

Shallow Oil & Gas Prospects

Indo-Pacific and its other joint venture participants have recently acquired the Kaimata 3D Seismic Survey across a 76 sq km area bounded by the McKee and Ngatoro oil fields and the Tariki and Kahili gas fields. This is the largest 3D exploration survey yet completed in onshore Taranaki. The data set is a valuable resource that can provide an ongoing flow of shallow (mostly Miocene) drilling targets (typically at depths of 1200 –2500 metres). Several potential drilling targets have already been defined on this data set within PEP 38741 and PEP 38748. At Ngatoro, typical oil production rates in this class of discovery lie in the 200-700 bbls per well per day range. Typical gas rates of several mmscfd can be achieved. Typical target sizes would, in the event of discovery, lie in the 0.5-3 million bbls of oil range, or gas in the 1-10 Bcf range.

Similar shallow targets, such as the Oru Prospect in PEP 38716, and the Beaconsfield Prospect in PEP 38738, are identified in other Indo-Pacific permits, and can be added to the drilling programme. The Waihapa-8 well penetrated a western fault block of Oru in the adjacent permit in 1998, and was flow-tested at rates up to 750 bbls of oil per day. Beaconsfield also sits above the Waihapa oil field.

The recent Wawiri-1 and Bluff-1 exploration wells were examples of this class of target. They are typically identified by a strong seismic amplitude response, which is a necessary but not definitive identifier of hydrocarbons within the objective reservoir.

The Cheal field is also of this type. An initial test of the oil and gas sandstones at Cheal-1 in July 2003 flowed gas at a rate of 4.5 mmscfd, plus an uncalibrated amount of oil. This flow rate was nearly triple that originally achieved in 1995.

A feature of all these targets (including the Cheal field) is their relatively good proximity to production facilities and pipelines. This enables early development of discoveries at modest cost, and allows commercial exploitation of relatively small fields. A recent initiative by Indo-Pacific to reduce the costs of drilling such targets, by use of a mobile rig, also extends the range of economically justifiable wells.

Deep Gas Prospects

The traditional exploration target in Taranaki, the Kapuni Formation, saw virtually no exploration for a decade, due to its gas prone nature and the lack of gas market. However, practically every well drilled in the past into the Kapuni Formation Coal Measures in onshore Taranaki typically at depths greater than 3,000 metres, has encountered gas. A number of these wells have produced gas on flow-test, at what were previously considered to be uneconomic rates. A prime example was Mangahewa-1, drilled by Shell in 1980, which was flow-tested at low (~1 mmscfd) rates. Mangahewa-2 was drilled by Fletcher Challenge Energy in 1998 alongside the original well, and then hydraulically fractured (‘fracced’). This boosted the low flow rates from a previously tested reservoir unit within the Kapuni Formation to 18mmscfd, thus proving up a 100+ PJ gas reserve and establishing a producing field. During the 2002 year, the well maintained an average production substantially in excess of 20 mmscfd.

Wider application of ‘fraccing’ techniques on new targets and on previously drilled, tested and abandoned targets, may potentially establish substantial amounts of new gas, as was demonstrated at the Mangahewa field.

Other more recent technologies, not previously applied in New Zealand, can now also improve the productivity of wells. These include the use of short lateral production sections, open hole slotted liner completions, and synthetic drilling muds and under-balanced drilling techniques. Under-balanced drilling was recently employed for the first time in New Zealand at the Tuihu-1A well, in which Indo-Pacific participated.

Selected Kapuni deep gas targets within Indo-Pacific’s acreage are:

1	The Orca Prospect, in offshore permit PEP 38480, north of Shell’s Pohokura gas-condensate field, and close to wells with substantial oil and gas ‘shows’ within extensive Kapuni sandstones. State-of-art seismic data acquired by Indo-Pacific in early 2003 has identified Orca as a large, structurally closed feature, some 10 km long by 2 km wide. Special seismic processing indicates the presence of gas within the Kapuni reservoir at Orca. An equally large, overlying, Early Miocene fan sand closure is named the Humpback Prospect. This may be an oil reservoir. Oil ‘shows’ were observed in an offset well which intersected the edge of these sands. Development of an Orca discovery would likely be in a manner analogous to that in Shell’s Pohokura field except that an Orca pipeline landing would be further north, nearer the large (and vulnerable) Auckland energy market.

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The Cardiff-1 well, in PEP 38738, was drilled by Shell in 1991. Gas and condensate were flowed from two of several gas-bearing intervals within the Kapuni Formation. This structural prospect is mapped as extending some 7 km north-south by 3 km east-west; with 180m of vertical closure. Publicly available Shell reports identify the presence of gas charged sandstones over a vertical interval of 580m within the well, and predict that they can be expected to flow at good rates if drilled and ‘fracced’ successfully. Shell’s publicly available estimates of gas in reservoir within 1,000m of the Cardiff-1 well amount to several hundred Bcf of gas (potentially significantly larger than Mangahewa).

The adjacent and similar Stratford Prospect lies partly within PEP 38738, immediately north of Cardiff; and was tested by the Stratford-1 and Stratford-1A wells, both of which flowed gas-condensate on test.

Indo-Pacific is designing a 5000m Cardiff appraisal/development well using under-balanced drilling and fraccing techniques, together with a gas pipeline link for extended production testing to prove gas reserves within this large structure. The proximity to gas collection and processing facilities should enable expeditious development of this gas pool, if producible reserves are established and gas markets secured.

3	The Clematis Deep Prospect in PEP 38741, between the Kaimiro and Mangahewa gas fields, lies on the upthrown side of the Inglewood Fault system, along strike from the proven Kaimiro field. It appears from the Kaimata 3D seismic survey to cover an area within PEP 38741 of some 5-8 sq km, with vertical relief of some 100m. The prospect is suitably positioned for good development of the McKee reservoir, at the top of Kapuni Formation. Horizontal seismic events cutting across the Kapuni reflectors are interpreted as possible ‘base of gas column’ contacts. Clematis Deep can be drilled by re-entering the existing Clematis-1 well-bore which was drilled to a shallower target. The site is within 3 km of the 24” NGC-Methanex raw gas line, which will link Kahili gas to market and has considerable spare capacity for new gas.

4	The Onaero-1 well, in PEP 38746, flowed gas from McKee sandstones when tested in 1981. The planned Onaero North-1 well is targeted to hit a more complete reservoir sequence, with new gas potential in the tens of Bcf range. Onaero North is situated adjacent to NGC and Shell gas pipelines.

5.	The Akama Lead in PEP 38753 is identified on the existing seismic data as a possible large structural trap adjacent to the Taranaki Fault. Further seismic data is required over this before any consideration can be given to drilling. The Dudley Prospect in PEP 38748 is defined as a smaller target on 3D seismic.

All of Orca, Cardiff, Clematis Deep and Akama have the potential, in the event of a discovery, to contain gas on a scale of 100’s Bcf. Indo Pacific does not currently have the resources to fund all of the foregoing exploration objectives and hence it may resort to “farming-out” some of its interests in these prospects, creating joint operations with other exploration companies, or some other financing options, when available. When required, Indo Pacific will retain a minority position in the joint operation in order to see the prospect drilled.

Gas Development Projects

KAHILI FIELD

The Kahili Field is a gas-condensate discovery, made by Indo-Pacific in late 2002. Its produced stream yields a high proportion of condensate (light oil) and LPG’s along with the gas. NGC has been awarded the development contract, and will link Kahili via a 12 km pipeline to NGC’s 24” gas line, thence to their Kapuni treatment station for transmission to market. First production is scheduled within the second quarter of 2004. Initial flow from Kahili-1B is expected to be in the range 3.3 mmcfd and 160 bcpd plus LPG’s although there is no certainty this rate can be maintained for any lengthy period as gas field declines may commence within the first year of production. The associated condensate will be sold separately. Indo-Pacific’s initial net gas revenues will be used to pay down the NGC gas prepayment of NZ$2 million. All condensate revenues will be retained by Indo-Pacific.

CHEAL FIELD

Cheal-1 and Cheal-2 wells were drilled and flow tested in 1995, but not developed at that time due to lack of gas markets. Cheal-1 was re-tested in July 2003, flowing at 4.5mmscfd in an uncalibrated one day flow test.

Other Drilling Projects

1	The Douglas oil prospect in PPL 235 in Papua New Guinea is a large structure in the onshore foreland basin. The nearby Fly/Strickland river system can be used to barge equipment to the Douglas-1 site which is planned to be drilled by mid 2005. Several other good-sized prospects are identified within PPL 235 and the potential exists to establish a new oil and gas province in this accessible, foreland basin area. Third party funding will be sought to assist in drilling Douglas over the next two years. The generally flat terrain, and the accessibility to navigable rivers, mean that a discovery could be readily appraised and developed, and produced oil shipped out to point of sale.

2	The Company also has interests in Papua New Guinea Petroleum Retention Licences PRL’s 4 & 5; which encompass the Elevala, Ketu and Stanley gas-condensate discoveries. Recent conceptual engineering indicates that Elevala field may now be economic for development, based on re-injecting gas into the reservoir and stripping condensates, which would then be trucked and barged to point of sale. However, further appraisal drilling will be required to establish proven reserves and economic viability. Indo-Pacific is also a 10% party to an application (APPL 247) by Santos for an area northwest of these discoveries, which contains the Maipe and Muir Leads and other potentially oil prone targets. This application is presently under consideration by the regulatory agency.

3.	In the Australian Northwest Shelf area, Ursa Prospect in AC/P 19 is considered by the Company to be an oil target within the Cartier Trough, an accepted ‘oil hot spot’. Ursa is a proven trap type, in possible position for oil charge, and has discovery potential in the 150-200 MMbbl range. In AC/P 19 and the adjacent AC/P 31, the Dorado Prospect, a fan sand play, has been mapped within the axis of the Cartier Trough. Oil entrapment potential within these Grebe Sands is even greater than at Ursa; but it is as yet an unproven play type. Third party funding to drill Dorado or Ursa is being sought. In permit AC/P 26, further east and nearer shore, the Anson West Prospect is identified along trend from the Talbot oil field, which it resembles structurally. The Rossini Prospect is identified as a target type that has been successful elsewhere on the Northwest Shelf.

1.6 BUSINESS STRATEGY

  Indo-Pacific’s mission is to explore for, develop and produce oil and natural gas. Its main focus is on its existing exploration permits in the Taranaki Basin. Other areas of operation are Canterbury and onshore East Cape in New Zealand, Northwest Shelf Australia, and onshore Papua New Guinea.

  Indo-Pacific seeks to maintain around 30% equity in its permits, and is the joint venture operator on behalf of all the participants for the majority of its permits.

  In addition to their oil discovery potential at shallower levels, it is considered that several of Indo-Pacific’s Taranaki permits have considerable deep gas potential.

Management’s business plan is to develop the Company’s properties to generate cash flow through sales of oil and gas. The existing Kahili and Cheal fields are presently moving towards production; and other new discoveries will be similarly developed for production as they are made.

The Company seeks to minimise the inherent technical and commercial risks of the exploration business by joint-venturing projects with other companies and also by participating in properties exhibiting a range of risk profiles. Exploration is capital intensive and the Company generally reduces its cost exposure by adding technical value to its permit interests and then farming out some of its interest to another party. This mechanism often gives the Company a ‘free carry’ through exploration or drilling work and therefore reduces its costs. The Company mitigates competitor risk by targeting mostly lower cost wells, which are usually onshore rather than offshore, and usually shallower rather than deeper plays. Major oil companies target a different niche, thus leaving the smaller development and exploration projects more available for others, such as Indo-Pacific, to work.

The Company’s main objective is to become the most successful oil and gas exploration and production company in New Zealand, with internally generated revenue from sales, sufficient to maintain an excellent exploration programme. This portfolio is intended to replace and grow reserves of hydrocarbons. The Company remains focussed in the Pacific rim (New Zealand, Australia and Papua New Guinea), and primarily in the Taranaki region of New Zealand. As available cash flow permits, the Company will expand in an aggressive, but credible and considered, manner. The long term goal is maximum appreciation of the Company’s securities so that they reflect the true value of both reserves and potential resources which remain to be discovered.

1.7 SOURCE AND APPLICATION OF FUNDS

The Directors believe that the funds raised pursuant to this Offer Document will provide the Company with the necessary working capital to meet its immediate stated objectives. It is proposed that the funds will be expended over a period of up to two years. The prospective statement of cash flows, provided in the section of this Offer Document entitled “Financial Information”, outlines the uses of funds consistent with meeting permit obligations, and predicted likely exploration drilling over and above permit obligations. The Company reserves the right to dilute its interest in any particular exploration well by farm out, so that its financial contribution to that well is reduced. Conversely it may choose to participate in additional wells over those listed here, upon suitable financing arrangements. This process of farming in and farming out of permit and licence interests is part of the normal course of business of oil and gas explorers, and for the Company.

The prospective statement of cash flows is the Directors’ reasonable opinion, as at 14 November 2003, regarding a probable most likely use of funds in the following 12 months. This assumes that, in conjunction with its various joint venture parties, the Company will drill four wells and re-enter and test an existing well in the 12 months from 14 November 2003:

  PEP 38738 – Re-entry into Cheal-2 in December 2003 and the drilling of an exploration well in February 2004; either Beaconsfield Prospect or a test of the oil potential of the Mt Messenger Formation beneath the Cheal Field, that might subsequently be completed as a Cheal field production well.

  PEP 38741 – Exploration well in March 2004. This well is a test of a Mt Messenger target. Financial provision is made for initial flow-testing and completion of the well.

  PEP 38748 – Exploration well in April 2004. Although not required under the permit, it is considered probable that drilling of at least one of several defined Mt Messenger targets within PEP 38748 will be conducted during the year. Financial provision is made for initial flow-testing and completion of the well.

  PEP 38736 – Exploration well in June 2004. Although not required under the permit, it is considered probable that drilling of at least one of the Mt Messenger targets defined by the Kaimata 3D seismic data will be conducted during the year. Financial provision is made for initial flow-testing and completion of the well.

During the initial twelve month period, and in the following twelve months, the Company intends to put together joint venture consortia to drill one or more of the deep gas targets presented here. There is no immediate permit obligation to drill any of Cardiff, Waitoriki, Orca or other deep targets. The intent of the Company regarding such wells is to obtain a carried position such that its capital outlay is minimal, and hence these targets have not been included in the pro-forma cash flow statement.

The work scheduled for the Cheal field is expected to be sufficient to establish commerciality, secure gas (and oil) contracts, and develop the field. No provision has been made for pipeline costs at Cheal, as it is assumed that Cheal gas sale will be in a form where the gas purchaser pays for pipeline and treatment costs, as at the Kahili field. Success at Cheal is predicted to lead to first production by mid 2004. No provision for Cheal revenue has been incorporated into the cash flow statement.

As at 14 November 2003 the Company will have approximately NZ$12.5 million of tax losses in New Zealand. It is anticipated that these losses can be used to offset tax liabilities arising from future income from production in New Zealand.

The final allocation of funds may vary from that presented here, depending upon the circumstances in which the business develops and operates. The Company will not provide a reconciliation of its actual expenditure with the above information except as required by applicable securities regulations.

1.8 FINANCIAL PROSPECTS

The Company has been operating in New Zealand since 1996, and in Australia and Papua New Guinea since 1997. There have been several capital injections during that time, as is typical of junior exploration companies. The Company has been successful at operating and sustaining the development of exploration and maintaining the business.

Revenue and profitability for the Company is dependent on, among other things, success at finding gas and oil, the ability of the Company to secure satisfactory commercial arrangements with its contractors and purchasers, and the current and future regulatory environment in which the Company operates. In view of these factors, the Directors consider that they are unable to provide potential investors with meaningful revenue or profit projections or forecasts.

Investors should be aware that an investment in Indo-Pacific is speculative. There are industry and company-specific risks, which include technical, regulatory and competitive issues. Further details of risk factors are set out in the Investment Statement Information section of this Offer Document, and in the section entitled “Risk Factors”.

Investors who would not normally invest in an exploration company should consider carefully whether Indo-Pacific is an appropriate investment for them, given the nature of the risks involved. This type of investment fits the ‘high-risk/high return’ end of an investor’s portfolio.

1.9 EXPLORATION AND PRODUCTION ASSETS

The standard terms and conditions of grant for Petroleum Exploration Permits (New Zealand), Exploration Permits for Petroleum (offshore Australia) and Petroleum Prospecting Licences (Papua New Guinea) are covered in Note 4 to the Consolidated Financial Statements for the half-year ended 30 June 2003. Note 4 also details the past activities taken in fulfilment of permit or licence obligations. This section describes forward work to either fulfil permit work obligations or anticipated in 2004 to develop the assets.

TARANAKI HOLDINGS MAP

NZ PERMIT PEP 38480 (INDO: 75%); OFFSHORE TARANAKI

Specialised processing and interpretation of the 2003 seismic and other data over the Orca and Humpback Prospects are the focus of ongoing work to determine whether commitment to an exploration well in Year Three of the permit is justified.

NZ PERMIT PEP 38736 (INDO: 45%); TARANAKI BASIN

Kahili-1 was drilled in early 2002, and recovered minor amounts of oil from the Tariki Sands. The Kahili-1A/B sidetrack well was drilled in November 2002, and encountered a 35m gross hydrocarbon column in the Tariki sandstone. Flow-test analysis indicated sufficient gas-condensate reserves to justify development. Test production sales from this initial test totalled $11,213 from approximately 428 bbls of condensate (light oil). A subsequent test in April/May 2003 recovered and sold an additional 1236 bbls of condensate over a seven day period. All gas produced in these two tests was flared in accordance with good oilfield and safety practices.

A development contract was awarded to NGC in July 2003. NGC’s defined development plan includes piping the wellstream to a separation facility 4 km from the site, separating out the condensates there for delivery by road to an oil collection point, and transmission of the raw gas stream via a new 8 km pipeline to the existing NGC-Methanex ‘LTS’ pipeline, thence to the Kapuni treatment station. Production is expected to commence in the first half of 2004. Proven reserves net to the Company, based on the flow data from the Kahili-1B well, are presently estimated in excess of one Bcf of gas and associated condensate. The field is mapped as elongated in the north-south dimension, and the reserves figures are likely to change appreciably, either up or down, after pressure tests following some months of production. Further drilling to fully develop the field will be considered at that time. No further obligatory permit expenditures are required in the first five year permit term but the parties may chose to drill an exploration well during 2004, to test the Mt Messenger oil shows encountered in the earlier Tariki North-1 & 1A wells. Application for a petroleum mining permit covering the Kahili fields will be lodged in early 2004, for consideration by the regulatory agency. The terms and conditions applying to any award of such permit are not known at this time.

For the purposes of the application for listing on the TSXV, the Company commissioned a report from independent geological and petroleum engineering consultants, Sproule International Ltd. (Sproule). The Sproule report (summarised on Page 27 to 28) has concluded that, based on available well and testing information, the Kahili field had recoverable reserves of 4.4 bcf, or 1.8 bcf net to Indo-Pacific. The Sproule reserves estimate is the most conservative of three independent reports assessing the Kahili reserves.

NZ PERMIT PEP 38738 (INDO: 33.5%); TARANAKI BASIN

In addition to its 33.5% interest, and following recent permit reorganisations, the Company now holds a 6.25% royalty on a third party’s 33.5% interest. In May 2003, the participants re-entered the Cheal-1 well, originally drilled in 1995, which at that time had tested oil and gas from a shallow secondary target. A test of the Cheal-1 well in July flowed gas at rates up to 4.5 mmscfd in a one day test period. Further testing was deferred until suitable production test equipment was installed. Extended flow testing has commenced, in order to establish developable reserves. Dependent on the result of Cheal-1, the adjacent Cheal-2 well may also be tested. If these test programmes are successful, further drilling is anticipated on the field to optimise its development. In addition to the pay-zone established in the original wells, deeper Mt Messenger oil potential is indicated, and this will also be a future exploration objective. An exploration well is required by April 2004.

NZ PERMIT PEP 38716 (INDO: 42.4%); TARANAKI BASIN

The presently suspended Huinga-1B well must be completed for production or plugged before the end of the second permit term (January 2006). Main prospects remaining in the permit are Makino (Tariki Sands level), which is shared with the adjacent PEP 38728, the Oru/Wingrove Updip Prospect, and Huinga-1B itself, where oil was flowed (although engineering problems precluded definitive assessment) and further flow-testing could be considered. The Company now operates the permit, and intends to complete those geotechnical studies appropriate to justifying a target to be drilled before the end of the permit term.

NZ PERMIT PEP 38741 (INDO: 30%); TARANAKI BASIN

An exploration well is required prior to May 2004, and several Miocene (Mt Messenger) drilling targets have been identified on the Kaimata 3D survey data. In addition, the Clematis Deep Prospect, a test of gas potential of the Kapuni Sands, can be drilled from the existing Clematis-1 location. Clematis-1 was drilled to accommodate extending the well to this deeper target. A well is scheduled to be drilled in early 2004.

NZ PERMIT PEP 38746 (INDO: 25%); TARANAKI BASIN

The Bluff-1 exploration well drilled in October 2003 fulfilled the obligation to drill a well in the first permit year, but was unsuccessful. Further work is to be defined upon review of the results of Bluff-1.

NZ PERMIT PEP 38748 (INDO: 25%); TARANAKI BASIN

The Company and its other joint venture participants acquired the Kaimata 3D seismic survey data over the entire permit in early 2003, and have identified a number of potential drilling targets from these data. No drilling commitment is required in the second year of the permit, but at least one exploration well is expected to be drilled in 2004.

NZ PERMIT PEP 38753 (INDO: 30%); TARANAKI BASIN

The Wawiri-1 exploration well, drilled in September 2003, fulfilled the work obligation for the first year of the permit term, but was unsuccessful. The parties are reviewing the results in order to decide whether to acquire further seismic data prior to the next permit programme decision date in August 2005. Future exploration work is likely to focus on the Akama deep gas target.

NZ PERMIT PPP 38761 (INDO: 27.5%); TARANAKI BASIN

This petroleum prospecting permit was granted to the Company and other JV participants in February 2003. It does not grant exploration rights, but provides a five year term of confidentiality over 3D seismic data acquired over the area in early 2003. The permit term was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids have now been invited, the closing date for which is 31 October 2003; thus PPP 38761 expires on that date. The JV participants have lodged a bid for a PEP over this acreage.

NZ PERMIT PEP 38718 (INDO: 10%); TARANAKI BASIN

As referred to in Note 6(b) to the Consolidated Financial Statements for the half-year ended 30 June 2003, the Company acquired a 10% interest in this permit with effect from 30 June 2003. This transaction was completed in October 2003.

Permit work obligations to the government to December 2003 were to acquire new seismic, or deepen Tuihu-1, and by December 2003 commit to further geological and geophysical work to be done by 1 December 2005, or surrender the permit. The joint venture agreed to deepen Tuihu-1. Drilling was completed but the well was unsuccessful.

NZ PERMIT PEP 38256 (INDO: 30%); CANTERBURY

A magnetotelluric survey was completed in September 2003, in fulfillment of the work obligation to end 2003. One JV party has withdrawn from this permit and another has served notice that it wishes to do so at the end of the relevant permit year. The Company has taken up a further 10% from the party which withdrew. The Company is considering the amount of interest it will take up from the party that wishes to withdraw. Prospects and leads are identified in the vicinity of the Rakaia River, and will be the focus of ongoing evaluation to identify a prospect for drilling before the end of the permit term in August 2007. The Salmon structure may extend into the adjacent PEP 38258.

NZ PERMIT PEP 38258 (INDO: 75%); ONSHORE/OFFSHORE CANTERBURY

This permit was granted to the Company and an associated company, Durum Energy (New Zealand) Limited, on 18 August 2003. Work commitments for the first two permit years consist of seismic reprocessing and reinterpretation. Several prospects and leads were identified on the extensive existing seismic data obtained by previous holders of permits over this area. These include Schooner, Corvette and Frigate, this latter being nearshore in shallow water. The Salmon structure appears likely to lie partly within the onshore area of PEP 38258.

NZ PERMIT PEP 38330 (INDO: 34.28%); EAST COAST

A permit variation has been applied for, and accepted, whereby the participants will reprocess certain existing seismic, and conduct seismic field trials prior to April 2004, and consider whether or not to subsequently acquire further new seismic data. Several exploration targets are identified in the Tolaga Bay area; but all are likely to require further seismic surveys before a decision to drill is made. A well is targeted for drilling before the end of the permit term in July 2006.

AUSTRALIA HOLDINGS MAP

Australia

OFFSHORE PERMITS AC/P 19 AND AC/P 31 (INDO: 100%); TIMOR SEA

The Company is required to drill one exploration well in AC/P 19 by December 2003. Both Ursa and Dorado Prospects are ready for drilling. A variation to the permit has been sought to allow the Company an extension until July 2004 to drill a well, due to lack of availability of a suitable drilling rig. At the time of this document, no determination of this application has been reached by the regulatory agency. AC/P 31 requires acquisition of a minimum of 20 kms of new 2D seismic in each of Years 3 and 4, ending September 2003. A deferral of this commitment until July 2004 has also been sought. The Company is also seeking to amalgamate AC/P 31 with AC/P 19. At the time of this document, no determination of these applications has been reached by the regulatory agency.

OFFSHORE PERMIT AC/P 26 (INDO: 50%); TIMOR SEA

No major capital expenditure on seismic or drilling is required in this permit in 2003.

PNG HOLDINGS MAP

Papua New Guinea

PAPUA NEW GUINEA LICENCE PPL 235 (INDO: 100%); ONSHORE PAPUAN BASIN

An application was made to replace two licences (PPL 192 and PPL 215) with a single permit covering the most prospective part of the acreage. The Company now holds 100% of the new PPL 235 which was granted on 29 August 2003. The initial work stage of PPL 235 is to drill an exploration well within the first two years of the licence. A tested well will cost approximately US$10m, and funding arrangements for this well will be made by farm in or other avenues of financing. The Douglas Prospect is ready for drilling. In the event of discovery, the prospect is located near a navigable river system suitable for import of necessary hardware and export of oil. Other prospects are identified, which would likely be drilled if the Douglas well was successful.

PAPUA NEW GUINEA LICENCES PRLS 4 & 5 (INDO: 7.5%); ONSHORE FORELAND BASIN

Apart from the known fields, as established by the Elevala-1, Ketu-1 and Stanley-1 gas-condensate discovery wells, the 2001 review established several other large targets in the areas. The joint venture is considering a condensate stripping and gas re-injection project to develop the Elevala field. This would take advantage of infrastructure including logging roads and navigable rivers, to export condensate to market.

PAPUA NEW GUINEA LICENCE PPL 228 & APPLICATION APPL 247 (INDO: 10%); ONSHORE FORELAND BASIN

The Amdi structure has been mapped as having major oil trapping potential. The PPL 228 joint venture lodged a top file application for a permit over a similar area, in July 2003. This is presently under consideration by the regulatory agency. If APPL 247 is successful in award of a licence, PPL 228 will be relinquished.

Conclusions

  Indo-Pacific’s Taranaki acreage offers good potential to establish further oil production in the near term and to make substantial gas discoveries to supply the starved New Zealand gas market.

  Indo-Pacific’s planned programme is well timed to develop and sell any oil and gas which it may discover into strong market prices.

  Indo-Pacific’s relatively modest stock issue and market capitalisation offer the opportunity for major capital growth following oil or gas success in the Taranaki programme, or at later dates in East Cape, Canterbury, Australia or Papua New Guinea.

  Indo-Pacific’s spread of risk across differing exploration locations, trap types and countries, is intended to mitigate investor risk due to the number of discovery opportunities available to the Company.

SUMMARY OF THE REPORT BY SPROULE INTERNATIONAL LIMITED FOR INCLUSION IN THE INVESTMENT STATEMENT AND PROSPECTUS FOR THE OFFER OF 4 MILLION COMMON SHARES AND 2 MILLION WARRANTS IN INDO-PACIFIC ENERGY LTD.

Table 1 summarises the independent evaluation of the gas and condensate reserves of Indo-Pacific Energy Ltd. (the “Company”) in the Kahili Field of New Zealand, prepared by Sproule International Limited (Sproule). The effective date of the evaluation is 1 October 2003.

Table 1: Summary of the Evaluation of the Gas and Condensate Reserves of Indo-Pacific Energy Ltd. in the Kahili Field of New Zealand as of 1 October 2003, U.S. Dollars

Forecast Prices and Costs

	REMAINING RESERVES A			NET PRESENT VALUES A,B
	GROSS	COMPANY	COMPANY	AT	AT	AT	AT
		GROSS	NET	0% M$D	10% M$D	15% M$D	20% M$D
Pipeline Gas (MMcf)
Proven Undeveloped	2,465	1,109	1,054	2,284	1,962	1,833	1,720
Probable	1,916	862	793	1,771	1,267	1,096	959
Total	4,382	1,972	1,849	4,055	3,229	2,928	2,679
Condensate (MBbls)
Proven Undeveloped	50.9	22.9	21.8	–C	–C	–C	–C
Probable	39.0	17.5	16.4	–C	–C	–C	–C
Total	89.9	40.4	38.2	–C	–C	–C	–C

A	Values may not add exactly due to rounding
B	Before income tax
C	included with gas reserves
D	M$= $000’s

The “Gross Remaining Reserves” are the total remaining recoverable reserves associated with the acreage in which the Company has an interest. The “Company Gross Reserves” are the Company’s working interest share of the remaining reserves, before deduction of any royalties. The “Company Net Reserves” are the gross remaining reserves of the properties in which the Company has an interest, less all royalties and interest owned by others.

The net present values presented in Table 1 are presented in United States dollars and are based on annual projections of net revenue, which were discounted at various rates. Though net present values form an integral part of fair market value determinations, without consideration for other economic criteria, they are not to be construed as an opinion of fair market value.

The Kahili Field is located on the onshore portion of the Taranaki Basin, which lies along the west coast of the North Island. The Kahili structure is associated with a reverse fault that provides three-way dip closure with the eastern edge of the field sealed along the thrust fault.

The Company owns a 45% working interest in Petroleum Exploration Permit (PEP) 38736. The first well, Kahili-1, was drilled in January 2002. The well tested small amounts of oil from the Tariki sandstone reservoir. The well was plugged back and drilled directionally (Kahili-1A) to target the Tariki sandstone at a structurally higher location. Kahili-1A did not encounter the Tariki sandstone, passing through the eastern bounding fault above the reservoir. The well was plugged back and sidetracked to the south as Kahili-1B, and encountered a gross gas pay column of 28 metres (TVD). The upper 17 metres of the gas column were tested at initial rates of up to 5.9 MMcfd. The initial condensate gas ratio (CGR) was 38 barrels per MMcf, stabilising to 30 barrels per MMcf.

The reserves assigned were estimated volumetrically. The Company provided five interpreted 2D seismic lines as well as time structure, velocity and depth structure maps for the Kahili structure. An audit of the seismic interpretation was conducted on the data provided, and the depth structure map on the top of the Tariki Sandstone was accepted as being representative of the structure. The volumetric estimates of original gas-in-place and condensate were based on the depth structure map, well log analysis, pressure tests and a PVT study.

The Company has entered into arrangements with NGC Holdings Ltd. (NGC), whereby a pipeline and pre-treatment facilities will link the Kahili gas discovery into NGC’s gas gathering system and the Kapuni gas treatment plant.

NGC will build, own and operate the pipeline and the separation and storage facilities, while the Company will remain responsible for operation of the well. NGC will purchase the gas and LPG’s at the pre-treatment site. The Company will uplift the condensates from that site and transport them to the Omata tank farm near New Plymouth, for export and sale.

The development was scheduled to come on stream 1 April 2004. The sole production well, Kahili-1B, was forecast to initially produce at a raw gas rate of 3.5 MMcfd. The gas price forecast used was based on the arrangements made between NGC and the Company. The price used for condensate sales was based on Sproule’s forecast for Tapis oil.

NGC is to recover funding of the pipeline and treatment facility cost through fees.

Capital and operating cost estimates have been escalated at 1.5 percent per year to the date incurred.

Well abandonment costs have been included in this evaluation. Site restoration costs have not been included.

Income taxes have not been considered in this evaluation. The Company has informed us that they are currently in a non-taxable position.

Given the data provided at the time this report was prepared, the estimates are considered reasonable. However, they should be accepted with the understanding that the reservoir performance subsequent to the date of the estimates may necessitate revision.

Note: Sproule International Limited, for itself and its personnel responsible for preparation of the above report, confirm that they have given and have not, before distribution of this Offer Document, withdrawn their written consent to the distribution of the Offer Document with the above statement included in the form and content in which it is included.

The qualifications of the personnel responsible for preparation of the above report are set out in paragraph 5 of the Investment Statement section of this Offer Document.

Neither Sproule International Limited, nor any of the personnel responsible for preparation of the above report are, or are intended to be, an officer, director, or employee of, or professional adviser to, the Company.

INDO PACIFIC ENERGY LTD.

DIRECTORS AND MANAGEMENT

DAVID ARTHUR ROSS NEWMAN CHAIRMAN	PETER PURCELL TAPPER	RONALD GIUSEPPE LUIGI BERTUZZI

BOARD OF DIRECTORS

DAVID ARTHUR ROSS NEWMAN, CHAIRMAN

David Newman was appointed to the Board in September 2003. Mr. Newman is Chief Executive Officer of the Institute of Directors in New Zealand, having previously had a 22 year career with British Petroleum, culminating in four years as Chief Executive and Managing Director of BP New Zealand Limited (1990 – 1994). Mr. Newman’s current directorships include Chairman of Finmedia Limited, Deputy Chairman of Infratil Limited, and a director of Wellington International Airport Limited. Mr. Newman’s past directorships have included Chairman of Norwich Union and State Insurance Group in New Zealand, Chairman of the NZ Refining Company Limited, member of the advisory board of BP Australia, and a director of New Zealand Post Limited. Mr. Newman is a Chartered Accountant, who resides in the Wellington region.

PETER PURCELL TAPPER

Peter Tapper was appointed to the Board in September 2003. Mr. Tapper has an honours degree in Civil Engineering from the University of Auckland, and has had a career in the oil and gas industry, working for Royal Dutch Shell for 34 years (1956-1990). His career included a large number of overseas postings, working in Holland, Brunei, Indonesia, USA, Qatar, UK and Australia, and he is widely recognised for his extensive experience and expertise in offshore and large condensate fields. While employed by Shell, Mr. Tapper held senior management positions, which included Deputy Managing Director (and Technical Director) of Shell Brunei, and (on secondment from Shell) Executive General Manager of Woodside Offshore Petroleum (the operator of the North West Shelf Project, a joint venture between Shell, BP Chevron, BHP, Mitsubishi and Mitsui, and Woodside). Mr. Tapper’s past directorships have included Dawson Group, and Chairman of Coplex Resources Limited. He is a Trustee of the Dilworth Board, a Fellow of the Institute of Engineers (Aust), a Fellow of the Institute of Petroleum (UK), a Chartered Engineer (UK) and a Member of the Institute of Professional Engineers of New Zealand. Mr. Tapper resides in Auckland.

RONALD GIUSEPPE LUIGI BERTUZZI

Ron Bertuzzi was a member of the board of directors from October 2, 1992 to October 30, 1996 and was re-appointed in March 1998. Mr. Bertuzzi received a Bachelor of Economics from the University of British Columbia in 1965 and has worked in the medical sales and product development industries since that time. He has recently retired but for the 10 years previous, Mr. Bertuzzi was a sales manager with El Rad Services of Vancouver, British Columbia, Canada.

Mr. Bertuzzi is formerly a member of the board of AMG Oil Ltd., and remains a member of the board of Gondwana Energy Ltd., of which he is president. AMG and Gondwana are affiliated with the Company by virtue of having certain principal shareholders in common. Mr Bertuzzi resides in Vancouver.

GARTH JOHNSON	BERNHARD JOSEF ZINKHOFER

GARTH JOHNSON

Garth Johnson was appointed as a director of the Company in May 2003. Mr. Johnson has been employed by an affiliate, TAG Oil Ltd., since 1997 as its corporate accountant and became its Chief Financial Officer in 2000 and a director in 2001. Mr. Johnston is responsible for TAG Oil Ltd. meeting its regulatory compliance obligations with the Securities and Exchange Commission and the British Columbia Securities Commission and various other regulatory bodies. Mr. Johnson has been engaged in the administration of private and public companies since 1995 and is a Certified General Accountant.

Mr. Johnson also serves as CFO, Corporate Secretary and a director of certain affiliates of the Company, namely Trans-Orient Petroleum Ltd., and TAG Oil Ltd., and as Corporate Secretary of Gondwana Energy Ltd. Mr Johnson resides in Vancouver.

BERNHARD JOSEF ZINKHOFER

Bernie Zinkhofer was appointed to the board of directors in March, 2001 after serving the Company for a number of years as legal counsel. Mr. Zinkhofer was educated at the universities of Calgary (B.Comm-1977) and Victoria (LL.B-1983) in Canada and is qualified as a Chartered Accountant (1980 with KPMG) and as a lawyer (1984). He has practised law as a partner at the Canadian law firm of Lang Michener in their Vancouver, British Columbia office since 1992.

Mr. Zinkhofer has served as a director of two companies affiliated with the Company, namely Trans-Orient Petroleum Ltd. (1997-2003), and TAG Oil Ltd. (previously called Durum Cons. Energy Corp.) (1997 – 2003). Mr. Zinkhofer also serves or has served on the boards of several other private and public companies in North America – Strategic Technologies Inc. (1995 to present), Helijet International Corp. (1996 to present), Foran Mining Corp. (1997 – 2000), Caliente Capital Corp. (1999 – 2003), Verida Internet Corp. (1999 – 2001) and Arrabbiata Capital Corp. (2002 to present). Mr Zinkhofer resides in Vancouver.

CORPORATE GOVERNANCE

The Indo-Pacific Board has adopted the following statement of Corporate Governance, which will be reviewed annually:

ROLE OF THE BOARD

The Board is elected by the Shareholders and is responsible for the control of the business of the Company. It is accountable to the Shareholders for the performance of the Company, and compliance by the Company with laws and standards.

The Board is responsible for setting the direction of the Company by developing a mission statement and corporate objectives, and then developing and endorsing strategy to achieve the objectives, ensuring procedures are in place to provide effective internal financial control, and establishing policy in key areas.

The Board sets objectives and performance targets and monitors management’s performance.

BOARD MEMBERSHIP

The Constitution of the Company prescribes that the maximum number of directors that may be appointed is eleven and the minimum is three.

At each annual meeting all the directors must retire. The directors are eligible for re-election.

The Board currently comprises five members, all of whom are non-executive directors.

DELEGATION

The Board delegates responsibility for the day-to-day leadership and management of the Company to the Chief Executive Officer.

COMMITTEES

The Board has established one permanent committee, the Audit Committee. The committee comprises three directors, Mr. Bernie Zinkhofer (chairman), Mr. Garth Johnson and Mr. Ron Bertuzzi.

The committee is constituted to monitor the veracity of the financial and regulatory reports produced by the Company, and the controls that are in place to ensure the opportunities for fraud or material error in the financial statements of the Company are minimised.

INDEMNITY AND INSURANCE

In accordance with the Company’s Constitution and to the extent permitted by the Business Corporations Act (Yukon), the Company indemnifies and insures its directors against liability to other parties (excluding a claim by the Company itself) that may arise from their position as directors. The indemnification requires that the director acted honestly and in good faith with a view to the best interests of the Company, and that he had reasonable grounds for believing that his conduct was lawful. A director may also claim indemnification for a claim by the Company itself where the director has acted in good faith as aforesaid, but such indemnification requires the approval of the Court. The Company also maintains insurance for its directors, however the insurance does not cover a number of types of liabilities and it does not cover liabilities arising from any criminal or bad faith activities.

MANAGEMENT

DR DAVID BENNETT – CHIEF EXECUTIVE OFFICER

Dave Bennett has over 35 years exploration experience, together with various research posts. He joined Indo-Pacific Energy Ltd. in 1996, subsequently becoming Chief Executive Officer, President and a director in October 1996. Prior to joining the Company, Dr. Bennett was exploration manager for New Zealand Oil and Gas Limited (NZOG) from 1982 to 1994. During this time NZOG discovered the Kupe South gas-condensate field in 1986, and the Ngatoro oil field in 1991. Under his leadership, Indo-Pacific purchased a share of the Ngatoro field in 1996, sole risked the Goldie oil discovery in early 2001, and re-entered the Cheal gas discovery and drilled the Kahili gas discovery in late 2002. Dr. Bennett resides in Wellington.

Dr. Bennett formerly served on the boards of three companies affiliated with the Company, namely Trans-Orient Petroleum Ltd., AMG Oil Ltd. and TAG Oil Ltd. (previously called Durum Cons. Energy Corp.) He accommodated the addition of Messrs Newman and Tapper to the Board by resigning as a director of the Company in September 2003 but remains its President. He will be re-nominated to the Board at the next shareholders’ meeting.

JENNI LEAN – CORPORATE AFFAIRS MANAGER

Jenni Lean has a B.Sc. and MBA from Victoria University in Wellington. She has experience as a computer programmer at the Australian National University in Canberra, taught mathematics and science in Wellington and has worked in the strategic planning division at New Zealand’s government science research body. She has been Executive Officer for New Zealand’s rural consultants body and an integral part of a forestry trading group in New Zealand. Since 1995 she has been involved with Indo-Pacific Energy Ltd. as part of the senior management team, latterly as Corporate Affairs Manager. Ms Lean is the spouse of Dr Bennett.

DR. TERRY RUSSELL – EXPLORATION MANAGER

Terry Russell has a B.Sc (Hons) from Victoria University in Wellington and a PhD from the University of New England, New South Wales. He has over 25 years experience in oil and gas exploration, principally working with junior oil explorers. Dr. Russell joined Indo-Pacific as Exploration Manager in 2002. Prior to joining the Company, he most recently worked for the Australian-based Bligh Oil & Minerals NL where he was responsible for managing Bligh’s operated and non-operated permits in New Zealand and Tunisia.

Dr. Russell has worked on exploration and/or development projects in New Zealand, Australia, the United States, Argentina and Tunisia. He has extensive experience in the development of exploration plays and prospect generation; seismic and drilling operations; and government liaison, project and joint venture management.

JEANETTE WATSON – COMPANY SECRETARY

Jeanette Watson was appointed as Company Secretary in 2000. Ms Watson has a B.Sc. (Geology) and an LLB from Victoria University in Wellington, and is qualified as a lawyer. She has practised commercial and corporate law at Rudd Watts & Stone (now called Minter Ellison Rudd Watts) at their Wellington office (1986 to 1989 and 1992 to 2000), and in the United Kingdom, at Slaughter and May (from 1989 to 1991).

NIGEL ROBINSON – COMPANY ACCOUNTANT

Nigel Robinson has a B.Com (Accounting) from Otago University in Dunedin and is a Chartered Accountant member of the Institute of Chartered Accountants of New Zealand. He joined the Company in September 2003. He has expertise in corporate reporting/accounting and business processes. Mr. Robinson has been a fishery officer, investigating accountant for the Ministry of Agriculture and Fisheries, assistant financial accountant, internal auditor, general accounting manager and external auditor. He has been involved in the down stream operations of the oil industry with roles as internal auditor and general accounting manager with Caltex New Zealand Limited, a Chevron/Texaco subsidiary.

All of Indo-Pacific’s executive staff are ordinarily resident in New Zealand.

SUMMARY

Summary of Offer	38
Investment Statement Information	42
Statutory Information	50

SUMMARY OF THE OFFER

KEY INFORMATION

Offer Description

The Offer is available in New Zealand only (except for certain exempted Canadian investors) and is for the issue of 4,000,000 fully paid common shares (“Ordinary Shares”) and 2,000,000 Warrants by the Company. Immediately following the issue of Shares and Warrants, each subscriber to the Offer will hold 1 Warrant for every 2 Shares held at that time. The Shares and Warrants can subsequently be traded separately. Following the issue of the Shares, the Company will have 11,739,324 Ordinary Shares on issue, plus a further maximum number of 1,111,123 Ordinary Shares to be issued pursuant to the Share Exchange Agreements (a total of 12,850,447). The Company already has on issue 3,431,845 options, comprising 1,345,000 incentive stock options (fully vesting at the latest on 15 April 2005) and 2,086,845 share purchase warrants. Following the issue of the Warrants, the Company will have a total of 5,431,845 incentive stock options and share purchase warrants on issue, plus a further maximum number of 555,569 share purchase warrants to be issued pursuant to the Share Exchange Agreements (a total of option or warrant type securities of 5,987,414).

Pricing

The Shares and Warrants are offered together at a subscription price of NZ$2.00 for each Share (plus Warrants issued on the basis of one Warrant for every 2 Shares), with no separate consideration payable for the Warrants. If Warrants are exercised, the exercise price is NZ$2.10 per share.

Allocation of Shares

All of the 4,000,000 Shares, being 100% of the Shares in the Offer, have been reserved for firm allocation to clients of New Zealand Exchange Limited (“NZX”) stockbroking firms. However, up to 20% of the Offer may be made available to eligible investors in North America at the discretion of the Board. The NZSX has authorised NZX stockbroking firms to act in the Offer. It is not intended that there will be public pool. The Company reserves the right to refuse to accept any applications for Shares at its discretion and is not required to enter into any discussions with respect to its rationale for any such refusal. It also retains the right to terminate the Offer at any time prior to the Company accepting the applications, although it has no current intention to do so if there is no material change in the share price of the Company’s existing Ordinary Shares prior to such acceptance. Shares will be allocated in accordance with the requirements of the Takeovers Code.

Allocation of Warrants

Each person to whom Shares are allotted pursuant to this Offer will also be allotted one Warrant for every two Shares (rounded up to the next whole number in the case of fractions).

The terms and conditions of issue of the Warrants are set out on pages 50 to 64.

Allotment of Shares and Warrants

Allotment of Shares and Warrants will take place within 5 business days after the later of:

a	Closing Date; or
b	the date on which the Ordinary Shares are first quoted on the TSXV.

If the Ordinary Shares have not been quoted on the TSXV by 31 January 2004, all subscriptions received by the Company for Shares and Warrants will be refunded in full, no later than 9 February 2004.

How to Apply for Shares and Warrants

Applications to subscribe for the Shares and Warrants must be made on the Application Form contained in the back of this Offer Document, in strict accordance with the Application Instructions. Applications may be lodged with any of the NZX stockbroking firms or the Organising Broker in time to enable them to be mailed or delivered to reach the Company’s share registrar, Computershare Investor Services Limited, no later than 5.00pm on 12 December 2003. Cheques must be payable to “Indo-Pacific Share Offer” and available for immediate banking.

Minimum Applications

Applications must be for a minimum of 1500 Shares (and 750 Warrants) and thereafter in multiples of 500 Shares (and 250 Warrants).

Use of Offer Proceeds

The Offer proceeds (approximately NZ$8,000,000 less issue expenses) will be used to fund the Company’s ongoing exploration, appraisal and development programme for oil and gas, primarily in New Zealand (predominantly in the Taranaki region), but also in Australia and Papua New Guinea, and for general working capital.

Listing

Application has been made to TSXV for permission to list the Company’s Ordinary Shares on the TSXV. The Warrants will not be listed on the TSXV, and the Shares, if listed, will not be eligible for trading on the TSXV for four months after allotment. After four months from allotment, the Shares, and any Ordinary Shares issued by Indo-Pacific upon any exercise of the Warrants, will be eligible for trading on the TSXV. Listing of the Company’s Ordinary Shares on the TSXV is subject to the Company meeting and maintaining all the requirements of TSXV relating thereto, respecting which there can be no assurances given. The Company is using its best efforts to comply with all TSXV listing requirements that can be complied with on or before the date of this Offer Document. The TSXV accepts no responsibility for any statement in this Offer Document. If permission is granted to list the Company’s Ordinary Shares on the TSXV then the TSXV will be considered the Company’s “Home Exchange” as defined in the NZSX Listing Rules, and certain corporate constitutional matters usually governed according to NZSX requirements will not be in effect in regards to Indo-Pacific.

Application has been made to the NZSX for permission to list the Shares and the Warrants of the Company as an Overseas Listed Issuer and all the requirements of the NZSX relating thereto that can be complied with on or before the date of this Offer Document have been duly complied with. However, the NZSX accepts no responsibility for any statement in this Offer Document. Following completion of allotment procedures, (which will occur only after the Ordinary Shares have been quoted on the TSXV), it is anticipated that the Shares and the Warrants will be quoted on the NZSX on or about 17 December 2003, and that the Shares will be quoted on the TSXV on or about 15 April 2004 (which is four months after the anticipated date of allotment).

CUSIP® is the numbering system for securities instruments developed by the American Bankers Association through the Committee on Uniform Security Identification Procedures. A CUSIP number uniquely identifies a Canadian or American security issue and its issuer and is recognised world-wide by organisations adhering to standards issued by the International Securities Organisation (ISO). The CUSIP number for the Company’s Ordinary Shares is 455 908 202 and the CUSIP number for the Warrants will be 455 908 11 1.

ISIN means International Security Identification Number. The ISIN number for the Company’s Ordinary Shares is CA 455 908 2025 and the ISIN number for the Warrants is CA 455 908 1118.

New Zealand Only Offer

This Offer Document is intended for use only in connection with the Offer in New Zealand and is not to be sent or given to any person outside New Zealand in any other jurisdiction in circumstances in which the Offer or use of the Offer Document would be unlawful. Notwithstanding the foregoing, up to 20% of the Offer may be made available to eligible investors in North America at the discretion of the Board.

Under Canadian securities legislation, the Shares and Warrants cannot be transferred to a Canadian resident for a period of four months after the date of allotment of the Shares and Warrants, and may bear a restricted period legend or be subject to a notation on the share register in relation to these restrictions.

In respect of Canadian securities legislation, the Company is relying upon an exemption from the requirement:

a	to provide subscribers with a prospectus which conforms to British Columbia laws; and
b	to sell the Shares and Warrants through a person registered to sell securities under the Securities Act (British Columbia).

If any person acquires Shares and Warrants pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to that person.

The Shares and Warrants (and Ordinary Shares issued on exercise of the Warrants) have not been registered under the United States Securities Act of 1933 (“1933 Act”) and until the expiration of 40 days after allotment the Shares and Warrants (and, in the case of Ordinary Shares issued on exercise of the Warrants, for 40 days after their issue) may not be offered or sold in the United States or to US persons (other than distributors) unless such securities are registered under the 1933 Act, or an exemption from the registration requirements of the 1933 Act is available.

The Company has made the following arrangements to comply with these US and Canadian restrictions:

  The Company’s share registry will be subject to a notation to prevent registration of transfers of Shares or Warrants to US or Canadian residents during the respective resale restriction periods;

  The Shares, and any Ordinary Shares issued on exercise of the Warrants, will not be allowed to be transferred (“shunted”) to the TSXV for trading until after the end of the Canadian resale restriction period; and

  A Warrant holder wishing to exercise any Warrants must certify that the holder is not, and is not exercising the Warrant on behalf of, a US person, and during the 4 month Canadian “hold” period, that the holder is not, and is not exercising the Warrants on behalf of, a Canadian resident.

Registration

A copy of this Offer Document signed by or on behalf of the Directors of the Company, was delivered to the Registrar of Companies for New Zealand on 14 November 2003 for registration under Section 42 of the Securities Act (together with the material contracts, described on pages 60 to 63, entered into prior to registration of the Offer Document, and the auditor’s report set out on pages 104 to 106).

This Offer Document is a combined prospectus and investment statement for the purposes of the Securities Act and the Securities Regulations and is dated 14 November 2003.

Over-subscriptions

Over-subscriptions will not be accepted. If the Offer is over-subscribed, applications will be scaled back at the discretion of the Company, taking into account the date upon which applications are received, the size of the applications, and other matters considered relevant by the Directors.

Application funds and interest

Funds received from an applicant for Shares and Warrants will be held on trust in a subscription account established solely for the purpose of depositing the application funds until the corresponding Shares and Warrants are allotted (which will not occur until the Ordinary Shares are first quoted on the TSXV), or the application funds are refunded.

Funds received in respect of applications which are declined in whole or in part will be refunded without interest as soon as practicable, and no later than ten business days after the Closing Date. The Company reserves the right to withdraw the Offer at any time, in which case all application funds will be refunded without interest within the time period referred to above. If the Ordinary Shares have not been quoted on the TSXV by 31 January 2004, all money received for subscriptions under the offer will be refunded without interest, no later than 9 February 2004. Interest earned on the application funds will be retained by the Company.

No guarantee

No person or entity guarantees the current or future value of the Shares and/or Warrants offered in this Offer Document.

In particular, McDouall Stuart Securities Limited does not make, or purport to make, any statement that is included in this Offer Document, and there is no statement that is included in this Offer Document which is based on any statement by McDouall Stuart Securities Limited. In giving its consent to the inclusion of its name in this Offer Document, McDouall Stuart Securities Limited does not cause, or authorise the issue of, this Offer Document. To the maximum extent permitted by law, McDouall Stuart Securities Limited expressly disclaims, and takes no responsibility for, any part of this Offer Document.

Dividend Policy

The Company will not pay dividends in the forseeable future as it is intended that the Company will use all available funds for operations and exploration programmes.

INVESTMENT STATEMENT INFORMATION

INFORMATION REQUIRED BY SCHEDULE 3D OF THE SECURITIES REGULATIONS 1983

This Prospectus and Investment Statement incorporates an Investment Statement for the purposes of the Securities Regulations 1983. The purpose of the Investment Statement is to provide certain key information that is likely to assist a prudent but non-expert person to decide whether or not to acquire Shares and Warrants in the Company under this Offer.

What sort of investment is this?

This Prospectus and Investment Statement (“Offer Document”) offers for subscription 4 million Shares and 2 million Warrants at a price of NZ$2.00 for each Share (plus Warrants issued on the basis of one Warrant for every 2 Shares), payable in full at the time of application. All of the Shares have been reserved for firm allocation as detailed on page 38. The Offer is not underwritten. The Shares will be tradeable.

The Warrants will be allotted in the ratio of one Warrant for every two Shares allotted to an applicant. There is no separate consideration payable for the Warrants, but if the Warrants are exercised, the exercise price is NZ$2.10 per share. The Warrants issued to subscribers will be tradeable.

Application has been made to TSXV for permission to list the Company’s Ordinary Shares on the TSXV. The Warrants will not be listed on the TSXV, and the Shares will not be eligible for trading on the TSXV for four months after allotment. After four months from allotment, the Shares allotted under this Offer, and any Ordinary Shares issued by Indo-Pacific upon the exercise of any Warrants, will be eligible for trading on the TSXV. Listing of the Company’s Ordinary Shares on the TSXV is subject to the Company meeting and maintaining all the requirements of TSXV relating thereto, respecting which there can be no assurances given. The Company is using its best efforts to comply with all TSXV listing requirements that can be complied with on or before the date of this Offer Document. The TSXV accepts no responsibility for any statement in this Offer Document. If permission is granted to list the Company’s Ordinary Shares on the TSXV then the TSXV will be considered the Company’s “Home Exchange” as defined in the NZSX Listing Rules, and certain corporate constitutional matters usually governed according to NZSX requirements will not be in effect in regards to Indo-Pacific.

Application has also been made to the NZSX for permission to list the Shares and the Warrants of the Company as an Overseas Listed Issuer and all the requirements of the NZSX relating thereto that can be complied with on or before the date of this Offer Document have been duly complied with. However, the NZSX accepts no responsibility for any statement in this Offer Document. The NZSX has authorised NZX stockbroking firms to act in this Offer. It is anticipated that initial quotation of the Shares and Warrants on the NZSX will occur on or about 17 December 2003, but listing of the Company as an Overseas Listed Issuer on the NZSX (and allotment of the Shares and Warrants) cannot take place until the Ordinary Shares are quoted on the TSXV.

Each Share will confer on the holder the right to:

  attend and vote at a meeting of the Company (and cast one vote per share on any poll);

  an equal share with other Ordinary Shares in any distribution, including dividends, authorised by the Board in respect of the Ordinary Shares;

  an equal share with other Ordinary Shares in the distribution of surplus assets in any liquidation of the Company;

  be sent certain financial and other information about the Company on a quarterly basis;

  enjoy the other rights of a shareholder conferred by the Business Corporations Act (Yukon), the securities legislation of British Columbia, the United States Securities Exchange Act of 1934 and the Company’s Constitution.

Each Warrant certificate will confer on the holder the right or option, exercisable at any time on or before 5pm (NZ time) on 30 November 2004, to take up the number of Ordinary Shares referred to on the Warrant certificate at a subscription price of NZ$2.10 per Ordinary Share (payable in full on exercise of the Warrants) and will confer certain legal rights typical for warrant holders under applicable securities legislation.

Who is involved in providing it for me?

The Shares and Warrants are being offered by Indo-Pacific Energy Ltd. The principal business address of the Company is:

Indo-Pacific Energy Ltd.
284 Karori Road
Karori
Wellington, New Zealand

Phone (04) 476-2717
Fax (04) 476-0120

The principal activities of the Company, including a description of how long those activities have been carried out, are described in paragraphs 1.2 to 1.9 of the section of this Offer Document entitled “Investment Overview” on pages 9 to 26.

How much do I pay?

The Issue Price is NZ$2.00 for each Share (plus Warrants issued on the basis of one Warrant for every 2 Shares), payable by investors to the Company at the time of application. Applications must be for a minimum of 1500 Shares (and 750 Warrants) and for any greater number in multiples of 500 Shares (and 250 Warrants). No separate consideration is payable for the Warrants which will be issued at the same time as the Shares.

If investors choose to exercise the Warrants, then the amount payable per share at the time of exercise of the Warrants is NZ$2.10 per Ordinary Share which the investor elects to purchase. When exercising Warrants, the minimum parcel to be exercised is 500 Warrants unless the parcel being exercised represents the only Warrants held or the balance of the unexercised Warrants held.

Applications for Shares and Warrants must be made on the application form attached to this Offer Document. Cheques or bank drafts are to be made payable to “Indo-Pacific Share Offer” and crossed ‘Not Transferable’. Applications may be sent to either Computershare Investor Services Limited (the Registrar) at the address listed below, or to any of the NZX stockbroking firms or to McDouall Stuart Securities Limited, the Organising Broker, in sufficient time to enable the forms to be forwarded to the Registrar by 5 pm on 12 December 2003.

Computershare Investor Services Limited
Level 2 159 Hurstmere Road
Takapuna, North Shore City
Private Bag 92119
Auckland 1020, New Zealand

Applications must be received by 5.00pm Friday 12 December 2003, although in the interests of practicality the Directors reserve the right to accept applications where clearly the applications were mailed or couriered before this time, or at their sole discretion in respect to any other reason for the late arrival of the application.

Money received in respect of applications which are declined in whole or in part will be refunded, without interest, as soon as practicable, and no later than ten business days, after the Closing Date, and if the Ordinary Shares have not been quoted on the TSXV by 31 January 2004, all other money received for subscription under the Offer will be refunded in full no later than 9 February 2004.

What are the charges?

There are no charges payable by investors other than the issue price of NZ$2.00 for each Share (plus Warrants issued on the basis of one Warrant for every 2 Shares), payable on application, and NZ$2.10 per Ordinary Share if investors choose to exercise the Warrants, payable at the time of execise of the Warrants. The Company will pay all costs and expenses associated with this Offer including the Lead Manager’s fee of 1.25%, brokerage to approved NZX stockbroking firms, share registry expenses, legal and other professional expenses, printing and postage and other general costs. These costs are estimated to be approximately NZ$700,000 and will be met directly from funds raised.

Brokerage payable by the Company to stockbrokers in respect of Shares allotted in respect of accepted and valid Application Forms bearing their stamp will be:

  2.5% of the Issue Price, where the Shares allotted relate to Application forms submitted under broker firm allocations;

  1.5% of the Issue Price, where the Shares allotted relate to Applications submitted in respect of a public pool (if any).

If you subsequently sell your Shares or Warrants, you may be liable for normal brokerage fees.

What returns will I get?

Shareholders will be entitled to receive or benefit from any dividends paid by the Company in respect of Ordinary Shares and to any other returns attaching to the Shares. However, the Company will not pay dividends in the forseeable future given that it is intended that the Company will use all available funds for operations and exploration programmes.

Shareholders may also benefit from any increase in the market price of their Shares and/or Warrants if they sell them. The market price of Shares and Warrants may also decline.

Nothing contained in this Offer Document should be construed as a promise of profitability or investment appreciation, and the Company can give no assurance about the potential for future dividends. Payment of dividends (if any) will depend on a number of factors, including those discussed under the heading “What are my risks?” which should be read in conjunction with the information in this section. The factors described in that section could reduce or eliminate the dividends or other returns or benefits intended to be derived from holding the Shares.

New Zealand taxes, Canadian taxes, or taxes imposed by other jurisdictions where the Company operates, may affect the return to investors. In addition, in some cases, gains on the sale of Shares or Warrants may be taxable in New Zealand. Canada may impose a withholding tax on any dividends that may in future be remitted to residents of New Zealand. Canada generally does not tax capital or trading gains of foreign holders respecting shares of Canadian listed issuers. The foregoing comments and the descriptions referred to are of a general nature only. They do not constitute legal or taxation advice. Persons considering the Offer should obtain professional taxation advice.

What are my risks?

The principal risk for investors in the Company is that they may be unable to recoup their original investment. This could occur for a number of reasons including:

  a material deterioration in the Company’s financial condition as a consequence of unsuccessful exploration results or other causes;

  inability to fund future exploration programmes;

  the price at which investors are able to sell their Shares and Warrants is less than the Issue Price due to market volatility, lack of exploration success or for other reasons;

  there is a thinly traded or no market for the Shares and Warrants, or the market becomes illiquid;

  the Company becomes insolvent and is placed in receivership or liquidation.

Other factors that could affect the Company’s share price performance include:

  rises and falls in the returns that are expected from alternative investments including interest bearing securities and the shares of other listed companies;

  rises and falls in the actual or expected operational or financial performance of the Company; or

  changes in the actual or perceived risk profile of the Company.

Special trade factors and risks which could affect the operational and financial performance of the Company, and the return on the Shares, are detailed on pages 107 to 111 and should be read carefully. They are detailed under the following headings:

•	Speculative Investment
•	Industry Risks
•	Competition
•	Currency Fluctuations
•	Uncertainty of Reserves Figures
•	Title to Properties
•	Joint Venture Operating Agreements
•	Production Permits
•	Access
•	Share Market
•	Key Personnel
•	Economic Factors
•	Financing
•	Changes in Tax
•	Insurance
•	Government Actions
•	Resource Management and Treaty of Waitangi Issues
•	Political Risk
•	Litigation
•	Forward Looking Statements

As a subscriber for Shares you will not be liable to pay any money to any person as a result of the insolvency of the Company or otherwise. All creditors of the Company will rank ahead of Shareholders if the Company is liquidated. After all such creditors have been paid, the remaining assets, if any, will be available for distribution amongst you and the other holders of Ordinary Shares who will rank equally among themselves.

Prospective investors should consider these risks and other details of the Offer prior to applying for Shares. You are encouraged to read the entire Offer Document and to obtain advice from your financial adviser if you have any questions.

Can the investment be altered?

The full terms of the Offer and the terms and conditions on which investors may apply for Shares and Warrants are set out in this Offer Document. The Company may withdraw the Offer without notice but may only alter the terms after amending the Prospectus and filing details of the amendment with the Registrar of Companies for New Zealand. However, these terms cannot be altered without investors’ consent once applications have been accepted by Indo-Pacific.

The rights conferred on the holders of Shares are set out on page 112 of this Offer Document.

The rights conferred on the holders of Warrants are set out on page 115 of this Offer Document.

How do I cash in my investment?

Details about the applications for permission to list the Shares and Warrants are set out in the section of this Investment Statement Information entitled “What sort of investment is this?”

Shareholders are free to sell their Shares and Warrants. If the TSXV and NZX give permission to list the Shares and Warrants then they will be quoted on the TSXV and the NZSX, and can therefore be “cashed in” by selling them on the TSXV or NZSX. Alternatively, the Company’s Ordinary Shares will be able to be traded on the OTC Bulletin Board, but the Shares and the Warrants cannot be transferred to a Canadian resident for 4 months from the date of allotment, nor resold in the United States to a United States person for 40 days after the date of allotment.

The Directors believe that there will be a market for the sale of the Shares and Warrants. However, none of the Directors, the Company, the NZSX, the TSXV nor any other party associated with the Offer can guarantee that such a market will exist, as this requires both buyers and sellers, and a matching of the price and quantity of Shares and Warrants, along with other market related factors, to create market activity, nor can they guarantee that listing on the NZSX and/or TSXV will be granted.

Holders also have the right to transfer their Shares and Warrants in New Zealand in the normal way by execution of a form of transfer used by stockbrokers to transfer securities, or may sell their Shares or Warrants privately. Brokerage may be payable by holders on the sale or transfer of Shares or Warrants.

There is no right of the Company, a holder of Shares or Warrants, or any other person to terminate, cancel or surrender the Shares or Warrants. There is no obligation for a holder of a Warrant to exercise that Warrant.

Takeovers Code

The Takeovers Code (“the Code”) came into force in New Zealand on 1 July 2001. The Code will apply where the Company is a party to a listing agreement with NZSX and (a) a shareholder who held or controlled less than 20% of the voting rights of the Company, increases its holding or control so that the holder and its associates together hold or control in total more than 20% of the voting rights of the Company; or (b) a shareholder who held or controlled more than 20% of the voting rights of the Company, increases its voting rights (unless that holder holds or controls between 50% and 90% of the voting rights and the increase is not more than 5% above the lowest percentage of voting rights held or controlled by the person in the past 12 months). Any such increase in voting rights is prohibited under the Code except in certain circumstances.

This is a brief summary only of the fundamental rule of the Code, and any investors wishing to apply for Shares or to exercise Warrants should, therefore, satisfy themselves that this will not result in a breach of the Takeovers Code.

The Securities Act (British Columbia) as well as securities legislation in other jurisdictions provides similar restrictions on the ability of a person to acquire 20% or more of a listed company’s outstanding shares or to materially add to an existing holding already in excess of 20% without providing certain mandated information to all shareholders and/or being required to make an offer to acquire the shareholdings of all shareholders on similar terms.

Who do I contact with enquiries about my investment?

For information about this investment, enquiries may be made to any of the NZX stockbroking firms or:

The Managing Director	or	The Chief Executive Officer
McDouall Stuart Securities Limited		Indo-Pacific Energy Ltd.
Level 8, ASB Bank Tower		284 Karori Road
2 Hunter Street		Karori
Wellington		Wellington

Phone 0800-577-777		Phone (04) 476-2717
Fax (04) 472-2719		Fax (04) 476-0120

or

The Manager
Computershare Investor Services Limited
Level 2 159 Hurstmere Road
Takapuna, North Shore City

Phone (09) 488 8777
Fax (09) 488 8787

Is there anyone to whom I can complain if I have a problem with the investment?

Complaints about this Offer or the Shares or Warrants can be made to:

The Chief Executive Officer	or	The Manager
Indo-Pacific Energy Ltd.		Computershare Investor
284 Karori Road		Services Limited
Karori		Level 2 159 Hurstmere Road
Wellington		Takapuna, North Shore City

Phone (04) 476-2717		Phone (09) 488 8777
Fax (04) 476-0120		Fax (09) 488 8787

There is no ombudsman to whom complaints about the securities can be made.

What other information can I obtain about this investment?

Other information about the Shares and Warrants is contained in the sections of this Offer Document entitled “Statutory Information”, “Rights attaching to Shares”, and “Rights attaching to Warrants”, and in the Company’s financial statements. Copies of past financial statements are available free of charge from the Company, during normal business hours, or from www.indopacific.com which is the Company’s website. Filings made by Indo-Pacific pursuant to Canadian and US statutory requirements may be reviewed at www.sedar.com and www.sec.gov respectively.

This Offer Document, and other documents of, or relating to, the Company are available for public inspection by being filed on a public register at the Companies Office of the Ministry of Economic Development, Level 5, District Court Building, 3 Kingston Street, Auckland, New Zealand.

INDO PACIFIC’S NORTH AMERICAN CONTINUOUS REPORTING REQUIREMENTS

Indo-Pacific is a “reporting issuer” under the securities laws of Canada and a “registered issuer” (under the category “foreign private issuer”) under the securities laws of the United States of America. In Canada, Indo-Pacific is obligated to report its quarterly financial results within 60 days after the end of each of its three interim fiscal quarters and within 140 days of the end of its 4th fiscal quarter (the additional time is to permit an audit to be completed). Indo-Pacific’s fiscal quarters are based on calendar quarters. Indo-Pacific is required to mail its interim quarterly information to

Shareholders who request to have these mailed to them by placing their names on the Company’s supplemental mailing list. The quarterly information includes unaudited financial statements prepared on a comparative basis together with management’s discussion and analysis of results and certain other supplemental information. All the quarterly information can also be accessed at any time at the Canadian securities regulatory internet website located at www.sedar.com. Indo-Pacific makes annual filings in the United States under Form 20F as well as material change reports under Form 6K, all which can be reviewed at www.sec.gov.

The rules of the TSXV apply to its listed companies in a number of areas including:

a	TSXV requires that minimum listing requirements such as minimum asset, capitalisation and share distribution be met on an on-going basis;
b	TSXV requires certain minimum corporate governance standards, material transaction notice and pre-approval requirements be met;
c	continuous disclosure, timely disclosure of events, shareholders’ meetings, minority shareholder approval requirements, personal information reporting for insiders, changes in management or control, and change in auditor must comply with TSX policies;

d	investor relations and promotional activities are reviewed;
e	distributions of treasury securities, incentive stock options, private/public/rights offerings require TSXV review and acceptance;
f	loans, bonuses and finders’ fees, asset acquisitions and disposals, issuance of indebtedness, acceptable vendor consideration, re-purchase of securities and take-over bids are reviewed;
g	insider involvement in transactions, reorganisations, changes of business require prior review and acceptance.

A full copy of these corporate finance policies is available at the TSX website, www.tsxventure.com.

Shareholders are also entitled to obtain copies of the following documents under section 54B of the Securities Act (New Zealand):

  the most recent half-yearly and annual reports of the Company (together with annual audited financial statements or half-yearly unaudited financial statements, as appropriate) and all documents that are required to be incorporated in, attached to, or accompany, those financial statements;

  the most recent registered prospectus and investment statement in respect of the Shares or the Warrants;

  a comparison of actual returns against any prospective information about returns; and

  a comparison of actual results against the prospective financial information set out in this Offer Document once those actual returns and results are available.

This information will be made available to Shareholders and Warrantholders free of charge upon a request in writing being made to the Company at its New Zealand office at 284 Karori Road (PO Box 17-258), Karori, Wellington, or from its website at www.indopacific.com.

STATUTORY INFORMATION

PROSPECTUS AND INVESTMENT STATEMENT REGISTRATION

This Prospectus and Investment Statement dated 14 November 2003, duly signed, including copies of the documents required to accompany it (by section 41 of the Securities Act 1978 and regulation 7 of the Securities Regulations 1983) has been delivered for registration to the Registrar of Companies at Auckland, New Zealand on 14 November 2003 in accordance with section 42 of the Securities Act 1978.

Information Required by Securities Regulations 1983

The following information includes, but is not limited to, particulars given pursuant to the First Schedule to the Securities Regulations 1983 (“Regulations”) and forms part of this Prospectus and Investment Statement.

1 MAIN TERMS OF THE OFFER

Indo-Pacific Energy Ltd. (also referred to as “Indo-Pacific”, or the “Company”) is the issuer of the Shares and Warrants. The Company’s registered office in the Yukon is at Suite 200 Financial Plaza, 204 Lambert Street, Whitehorse, Yukon Territory, YIA 3T2, Canada and its principal business office is at 284 Karori Road, Wellington, New Zealand. The Shares being offered are 4 million Ordinary Shares (the “Shares”) at a price of NZ$2.00 for each Share (plus Warrants issued on the basis of one Warrant for every 2 Shares), such Shares (and all Ordinary Shares issued on exercise of the Warrants) ranking in all respects equally with the existing Ordinary Shares issued by the Company. Applications must be for a minimum of 1500 Shares (including 750 Warrants) and for any greater number in multiples of 500 Shares (and 250 Warrants).

Each Share in the Company confers on the holder the right to:

  attend and vote at a meeting of the Company;

  an equal share with other Ordinary Shares in any distribution, including any dividends, authorised by the Board in respect of the Ordinary Shares;

  an equal share with other Ordinary Shares in the distribution of surplus assets in any liquidation of the Company;

  be sent certain information about the Company;

  enjoy the other rights of a shareholder conferred by the Business Corporations Act (Yukon) , the securities legislation of British Columbia, the United States Securities Exchange Act of 1934 and the Company’s Constitution.

A summary of the rights attaching to the Shares is set out in the Section entitled “Rights attaching to Shares” on page 112.

There will also be issued in association with the Shares, for no separate consideration, Warrants which will be allotted in the ratio of one Warrant for every two Shares allotted. The Warrants will be exercisable, at the election of the Warrantholder at any time prior to 5 pm on 30 November 2004, at an exercise price of NZ$2.10. Details of the terms and conditions applying to the Warrants are set out in the section entitled “Rights attaching to Warrants” on page 115.

The maximum number of Shares being offered under this Offer Document is 4 million.

The maximum number of Warrants being offered under this Offer Document is 2 million.

There are some restrictions on the transferability of the Shares and Warrants (and of Ordinary Shares issued pursuant to the exercise of Warrants) for a limited period in the United States and in Canada, as detailed on page 37 under the section of this Offer Document entitled “Summary of the Offer” (and the subheading “New Zealand Only Offer”).

2 NAME AND ADDRESS OF OFFEROR

As the Shares and Warrants will not have been previously allotted, the disclosure requirements of clause 2 of the First Schedule to the Securities Regulation 1983 do not apply.

3 DETAILS OF INCORPORATION OF COMPANY

The Company was incorporated on 31 July 1979 under the Company Act, British Columbia, Canada as Pryme Energy Ltd. and has been named Indo-Pacific Energy Ltd. since 9 May 1995. Since September 1997, its incorporation has continued under the Business Corporations Act (Yukon) and its registered number is 26,121.

The Company was registered in New Zealand on 25 September 2003 as an overseas company under Part 18 of the Companies Act (Registered No. 1399681) and the public file relating to the registration of the Company is kept at the Companies Office, Business and Registries Branch, Ministry of Economic Development, Level 5, District Court Building, 3 Kingston Street, Auckland, New Zealand.

4 PRINCIPAL SUBSIDIARIES OF THE COMPANY

The following companies are wholly owned subsidiaries of Indo-Pacific, or of wholly owned subsidiaries of Indo-Pacific.

PLACE OF INCORPORATION
NAME	OR REGISTRATION

Source Rock Holdings Limited	New Zealand

Indo-Pacific Energy (NZ) Limited	New Zealand

Ngatoro Energy Limited	New Zealand

Rata Energy Limited	New Zealand

Totara Energy Limited*	New Zealand

Millennium Oil & Gas Limited	New Zealand

Odyssey International Pty Ltd.	Australia

Indo-Pacific Energy Australia Pty Ltd.	Australia

Trans-Orient Petroleum (Aust) Pty Ltd.	Australia

ZOCA 96-16 Pty Ltd.	Australia

Indo-Pacific Energy (PNG) Limited	Papua New Guinea

Trans-Orient Petroleum (PNG) Limited	Papua New Guinea

* Formerly called Bligh Oil & Minerals (NZ) Limited.

5 DIRECTORS AND ADVISERS

The names, residential addresses and technical or professional qualifications of the Directors of the Company are set out in the Directory on the inside rear cover of this Offer Document, and further particulars are set out on pages 29 to 34.

There are currently no directors who are also employees of the Company.

No Director has been adjudged bankrupt during the five years preceding the date of registration of this Offer Document.

The names of the auditor, securities registrars, the Lead Manager and Organising Broker, and solicitors or other legal advisors who have been involved in the preparation of this Offer Document are set out in the Directory on the inside rear cover of this Offer Document.

The independent report and opinion as an expert, prepared by Sproule International Limited, to provide an evaluation of the Tariki Sandstone Gas/Condensate Reservoir located in the Kahili field of New Zealand, was prepared by the following personnel of Sproule International Limited:

Greg D. Robinson, B.Sc, P. Eng	Project Leader and Manager Engineering
Douglas J. Carsted, CD, B.Sc, P.Geol	Manager, Geoscience
Floyd P. Williams, B.Eng, P. Eng	Intermediate Engineer

The address of each of the personnel is c/- Sproule International Limited, 900, 140 Fourth Avenue SW, Calgary, Alberta, Canada.

The Offer is not underwritten.

5A RESTRICTIONS ON DIRECTORS’ POWERS

The Constitution of the Company provides that the Company is restricted, as is typical for Yukon corporations, from carrying on certain businesses unrelated to its actual operations.

The Company’s Constitution, as well as the Yukon Act, Securities Act (British Columbia) and policies of the TSXV restrict certain actions of the directors and in particular provide that the directors may not:

a

cause the Company to repurchase any of its equity securities except in very limited circumstances through the facilities of a stock exchange where the Company’s offer to acquire securities is available to all Shareholders equally. The Company must cause a formal valuation to be lodged before more than 10% of its shares can be repurchased in this fashion;

b	issue shares unless the shares are issued as fully paid at the time of issuance for cash, property or services and generally they are required to be issued at prevailing market prices for the shares less certain graduated discounts of up to 25% as permitted by the TSXV. The TSXV will generally require prior shareholders’ approval for issuances of shares that can result in a change of control of the Company. Most material transactions involving the Company will require filing with, and acceptance by, the TSXV before the transaction proceeds;

c	vote on any matter in which he or she is financially interested, except for limited matters. Related party transactions are subject to both TSXV and Securities Act (British Columbia) requirements for disinterested shareholders’ approvals, and formal valuations in certain circumstances;

d	buy or sell assets which exceed 25% of the Company’s capitalisation where such transaction is with a related party unless appropriate independent qualified valuations have been supplied and shareholders have voted upon the matter;

e	give financial assistance in connection with the acquisition of shares issued, or to be issued, by the Company, or give financial assistance to any other person or for any other reason, except in limited circumstances, and never if such assistance may render the Company insolvent;

f	grant incentive stock options in excess of 10% of the Company’s capitalisation at any one time without shareholders’ approval;
g	change the business of the Company from exploration and development of oil and gas properties without the consent of the TSXV;
h	alter the Company’s authorised capitalisation without TSXV and shareholders’ approval.

6 SUBSTANTIAL EQUITY SECURITY HOLDERS

As at 17 October 2003, the persons registered as the holders of the 10 largest holdings of equity securities in the Company and the number of equity securities held by them as at that date were:

SHAREHOLDER	NO. OF ORDINARY	PERCENTAGE OF	PERCENTAGE OF
	SHARES	TOTAL ORDINARY	TOTAL ORDINARY
		SHARES ON ISSUE	SHARES ON ISSUE
		AT 17-10-03	FOLLOWING
			ALLOTMENT UNDER
			THE OFFER AND
			ISSUE OF ORDINARY
			SHARES PURSUANT
			TO SHARE EXCHANGE
			AGREEMENTS

CDS & Co,* Toronto	3,744,680	48.39	29.14

Cede & Co,* New York	3,647,883	47.13	28.39

Blake Guidi	25,000	0.32	0.19

Trish Chinnery	25,000	0.32	0.19

Ernest A. Sommargren	22,000	0.28	0.17

Owen E. Hoskins	15,680	0.20	0.12

Ronald Izer	9,600	0.12	0.07

Charles Labianco	6,050	0.08	0.05

Johnny J Marks	5,000	0.06	0.04

Marjorie A Rinas & Michael S Rinas	4,050	0.05	0.03

*	These shareholders hold shares on behalf of numerous individual beneficial shareholders, each such shareholder being entitled to exercise their shareholding rights individually.

HOLDER OF OPTIONS	NO. HELD
OR SHARE PURCHASE WARRANTS

Trans-Orient Petroleum Ltd.	1,011,845

David Bennett	900,000

Alex Guidi	512,000

Jenni Lean	150,000

Bernhard Zinkhofer	75,000

Ron Bertuzzi	50,000

David Newman	25,000

Peter Tapper	25,000

Garth Johnson	10,000

Jeanette Watson	10,000

None of the Shareholders (or holders of options or share purchase warrants) named above guarantees or undertakes any liability in respect of the Shares or Warrants being offered.

7 DESCRIPTION OF ACTIVITIES

The business activities of the Company and its subsidiaries carried out during the five years preceding the date of this Offer Document are those of oil and gas exploration and production in New Zealand, Australia, Papua New Guinea and China. (All Chinese interests were surrendered in 1999.)

The Company does not have any substantial fixed assets as it contracts out operations, such as seismic surveying and drilling, to specialist companies. The principal fixed assets of the Company and its subsidiaries used in the conduct of its business are furniture and fittings, computer equipment and other general items of equipment.

8 SUMMARY OF FINANCIAL STATEMENTS

A financial statement in summary form in respect of the Company and its subsidiaries for each of the five accounting periods preceding 31 December 2002 and for the six months ended 30 June 2003 is set out on pages 68 to 70.

9 PROSPECTS AND PROJECTIONS

The trading prospects of the Company are related to the price of oil and gas, success or otherwise with exploration activities, government regulatory regimes, competition in the exploration market and, for gas particularly, energy demand levels in New Zealand. Further information relevant to those prospects is set out and generally described under the heading “Investment Overview” on pages 9 to 26. A description of all risks and special trade factors that could materially affect the prospects of the Company and that are unlikely to be known or anticipated by the general public are included in the sections headed “Risk Factors” on pages 107 to 111.

10 PROVISIONS RELATING TO INITIAL FLOTATION

Plans the Board of the Company has for the year commencing on the date of this Offer Document are set out in detail in the section of this Offer Document entitled “Investment Overview” on pages 9 to 26.

The sources of funds required for the implementation of these plans will be funds on hand, funds generated in the normal course of business and funds raised by this Offer.

Notwithstanding the Board’s plans referred to above, the proceeds of the Offer may be applied towards any undertaking in which the Company may lawfully engage. There is no legal restriction on the activities which the Company may pursue except as provided in the Yukon Act and the Company’s Constitution, which prohibits certain specified businesses in Canada, which are not relevant to Indo-Pacific.

A prospective statement of cash flows that the Directors expect to occur in the 12 months commencing 14 November 2003 is set out under the heading “Financial Statements” on page 71.

The minimum amount that, in the opinion of the Directors, must be raised by the issue of the Shares under this Offer to provide the sum required for working capital, and any preliminary expenses payable by the Company, and any commission payable to any person in consideration of an agreement to subscribe for, or procuring or agreeing to procure subscriptions for, any of the Shares, or the purchase price of any property purchased or to be purchased which is to be defrayed in whole or in part out of the proceeds of the Offer, is NZ$2 million. It is not intended to use the proceeds to repay any money previously borrowed by the Company.

11 ACQUISITION OF BUSINESS OR SUBSIDIARY

The Company has not acquired any business or subsidiary in the two years preceding the date of registration of this Offer Document for a consideration equal to or in excess of 20% of the total tangible assets of the Company as at 30 June 2003. The Company does not currently propose to acquire any such business or subsidiary in the near future.

12 SECURITIES PAID UP OTHERWISE THAN IN CASH

No equity or participatory securities have been issued by any member of the Group to any person who is not a member of the Group, or have been subscribed for and are to be so allotted, as fully or partly paid up otherwise than in cash, within the five years preceding the date of registration of this Offer Document, except for the issuance of 836,845 units in the Company to Trans-Orient Petroleum Ltd., each unit comprising one Ordinary Share and one Series “A” warrant, and a conditional right to one Series “B” warrant. Details of the transaction are set out in clause 15 of this Statutory Information section under the heading “Directors’ Interests”.

13 OPTIONS TO SUBSCRIBE FOR SECURITIES OF ISSUING COMPANY

a	The persons to whom Shares are allotted under this Offer will be granted Warrants to subscribe for Ordinary Shares in the Company, in the ratio of one Warrant for every two Shares allotted to them, at no separate cost. (Full details of the terms of these Warrants are set out in the section of this Offer Document entitled “Rights attaching to Warrants” on page 115).

b	A further option to subscribe for ordinary shares in the Company’s subsidiary IPENZ has been granted to NGC under a Gas Prepayment and Option Agreement dated 2 April 2003 if IPENZ is unable to repay certain advances from NGC. If any part of the prepayment and option fee totalling $2million has not been used on gas purchases from the Company by 31 March 2013, and IPENZ does not elect to repay the outstanding balance plus interest, then NGC has the option to convert the outstanding balance into paid-up equity in IPENZ at the lesser of agreed net asset value or time averaged market price at the time.

c	There are a number of options or warrants in existence giving rights to subscribe for Ordinary Shares in the Company. Particulars are as follows:
i

Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of Ordinary Shares in the Company. Stock options are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at 31 October 2003:

NUMBER	TYPE OF	DATE FULLY	NUMBER	EXERCISE	EXPIRY DATE
OF SHARES		VESTED	VESTED	PRICE PER
			31-10-03	SHARE (USD)

300,000	Performance shares	–	–	$1.00	15-10-07
550,000	Vesting	15-04-04	500,000	$1.00	06-07-05
200,000	Non Vesting	–	200,000	$1.00	06-07-05
60,000	Vesting	15-04-04	50,300	$1.25	06-07-05
50,000	Vesting	15-10-03	50,000	$1.25	06-07-05
40,000	Vesting	15-04-04	30,000	$1.25	15-10-07
50,000	Vesting	15-04-05	12,500	$1.25	15-10-08
95,000	Vesting	15-04-04	83,000	$1.25	26-03-06
1,345,000			925,800

ii	Share Purchase Warrants The following share purchase warrants to purchase shares of the Company are outstanding at 31 October 2003:

	NUMBER	EXERCISE PRICE	EXPIRY
	OF SHARES	PER SHARE (USD)	DATE

Warrants	1,250,000	$1.15	12-09-04
Series A Warrants:*	836,845	$1.40	31-12-03
	2,086,845

*	Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd., for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of US$2.50 per share for a period of one year from the issuance date, but no later than 31 December 2004.

If the Company is listed on the NZSX and TSXV, and the Shares are accepted for quoting on the NZSX, then further share purchase warrants will be issued pursuant to the Share Exchange Agreements. The maximum number of such further share purchase warrants is 555,569, at an exercise price of NZ$1.85, expiring 30 November 2004.

d

The total number of Ordinary Shares in the Company under option to, or for the benefit of, each of the following classes of persons is:

  in respect of the principal officers of the Company or of any subsidiary of the Company – 2,838,845 in respect of the employees of the Company or of any subsidiary of the Company – 40,000

If the Company is listed on the NZSX and TSXV, and the Shares are accepted for quoting on the NZSX, then further share purchase warrants will be issued to certain principal officers of the Company pursuant to a Share Exchange Agreement. The maximum number of such further Ordinary Shares under option to, or for the benefit of, those principal officers, is 22,223.

14 APPOINTMENT AND RETIREMENT OF DIRECTORS

The Company’s Constitution contains no provision concerning the retirement age of Directors. No person (other than the members of the Company in general meeting or the Directors of the Company acting as a board) has the right to appoint a Director or Directors of the Company. Each Director has the power to appoint a person to act as an alternate Director in his or her place.

15 DIRECTORS’ INTERESTS

The Chairman is currently entitled (if non-executive) to receive director’s fees of US$25,000 per annum, Mr. Tapper US$20,000 per annum and each other non-executive director (except Mr. Zinkhofer) CAD$200 per meeting attended. The current Chairman of the Board is David Newman. No Director of the Company is entitled to any remuneration from the Company or any of its subsidiaries, other than by way of director’s fees and reasonable travel expenses, except as set out below:

  Lang Michener, the Company’s Canadian Counsel, receives fees for legal services provided to the Company. Mr. Zinkhofer is a partner in Lang Michener and he does not claim directors’ fees from the Company for acting as a director. In 2002 Lang Michener invoiced approximately US$20,000 and this figure will increase in 2003 as a consequence of this Offer and the TSXV listing application.

  Garth Johnson, a director, is employed by DLJ Management which receives US$1,500 per month for the provision of Mr. Johnson’s services to Indo-Pacific in connection with quarterly financial reporting and filings in Canada and the US, and assistance with analyses of company-prepared documents and agreements for the Canadian directors. Mr. Johnson is an accredited public accountant in Canada.

Incentive stock options currently held by directors are as follows:

NAME	NUMBER HELD	EXPIRY DATE

David Newman	25,000	15-10-08

Peter Tapper	25,000	15-10-08

Ron Bertuzzi	50,000	06-07-05

Garth Johnson	10,000	06-07-05

Bernhard Zinkhofer	75,000	26-03-06

All of these options have been issued with an exercise price of US$1.25 per share.

In accordance with the Company’s Constitution and to the extent permitted by the Business Corporations Act (Yukon), the Company indemnifies and insures its directors against liability to other parties (except to the Company or a related party to the Company) that may arise from their position as directors. The insurance does not cover liabilities arising from criminal activities.

There are no provisions in the Constitution of, or in any contract or deed entered into by, the Company or any of its subsidiaries which relate to retirement benefits of directors or compensation payable to directors for loss of office.

No material transactions (within the meaning of the Securities Regulations) have been entered into during the five years preceding the date of registration of this Offer Document, nor is it intended to enter into any such material transactions, as between the Company or any of its subsidiaries and:

  any Director or proposed Director of the Company or any director of any related company of the Company;

  any immediate relative of any Director or proposed Director of the Company or any director of any body corporate related to the Company;

  any company more than half of whose share capital was or will be held, directly or indirectly, at the date of the transaction, by any Director or proposed Director of the Company or any director of any body corporate related to the Company or any immediate relative of any such Director or director;

except as described below:

With effect from January 2000, the Company purchased all the properties held by Trans-Orient Petroleum Ltd. (“Trans-Orient”) (a company controlled by Mr. Alex Guidi, a principal shareholder of the Company and, at that time, a director of the Company). The terms of the Agreement between the Company and Trans-Orient provided that:

  the Company received a range of non-producing exploration assets (“the Assets”), from Trans-Orient. The value placed upon the Assets by the Company and Trans-Orient was US$4,097,360. The Company assumed the rights and obligations attached to those Assets as at 31 December 1999. The cost of the Assets to Trans-Orient was US$4,156,520 from which Trans-Orient had written off US$756,520 which gave a nett book value of US$3,400,000.

  in return for the above assets, Trans-Orient received:
1	forgiveness of outstanding loans (US$1,042,928) by the Company to Trans-Orient;
2	transfer at fair value of shares held by the Company to Trans-Orient;
	i	1,800,000 shares of AMG Oil Ltd. to Trans-Orient valued at US$720,000 (which cost the Company US$650,000);
	ii	600,000 shares of Gondwana Energy, Ltd. to Trans-Orient valued at US$20,000 (which cost the Company US$20,000);
	iii	517,020 shares of Trans-Orient to Trans-Orient for cancellation, valued at US$222,319 (which cost the Company US$383,075);
3	issuance of 836,845 units in the Company to Trans-Orient, at a deemed value of US$2.50 per unit. Each Unit consists of one Ordinary Share and one series “A” Warrant, and a conditional right to one series “B” Warrant. Each “A” Warrant will entitle the holder to purchase one additional Ordinary Share of the Company in consideration for US$2.50 per Ordinary Share exercisable up to
29 March 2001 and thereafter for US$3.75 per Ordinary Share up to 29 March 2002. Upon the exercise of the “A” Warrants by Trans-Orient, and subject to a commercial discovery having occurred on the Assets, the Company shall issue to Trans-Orient one “B” Warrant for each “A” Warrant exercised. The “B” Warrants shall be exercisable at a price of US$7.50 for a period of one year from the date of issue of the “B” Warrants. Additionally, the Company provided Trans-Orient with anti-dilution protection for a period of one year from the closing date (31 March 2000) if the aggregate amount raised was greater than US$500,000 and the average price was less than US$2.50 per share or unit. (This provision was never triggered);

4	grant to Trans-Orient of a range of gross over-riding royalties on the Assets, which royalties were later re-acquired by the Company (see below); and
5	granting the right for Trans-Orient to participate in up to 25% of any equity financing made by the Company up until 31 December 2001, provided that such right is not in contradiction to any condition of a third party arms-length equity financing. No equity financing was completed within the contemplated period.

The acquisition was the subject of an independent fairness opinion and received the approval of shareholders of both companies. The acquisition of the Assets means that the Company now has the right to produce petroleum in the relevant permit areas (once a discovery has been made) and it must comply with the work commitments attached to the permits. The Company had, prior to the acquisition, already owned a partial interest in a majority of the permits acquired, and was, therefore, familiar from a technical and operational point of view, with the exploration merits of these interests.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice these “A” warrants to US$1.25 and US$1.40 respectively. As well, the additional “B” warrants to be acquired in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to US$2.50 and will expire on the later of 31 December 2003 or one year after issuance. The fair value of the royalties is nominal. Of the properties originally transferred, only PEP 38256, PRLs 4 & 5, and AC/P 26 remain liable to be affected by the “B” Warrant requirements.

16 PROMOTER’S INTERESTS

There is no promoter in respect of the Shares and Warrants being offered under this Offer Document.

17 MATERIAL CONTRACTS

The following material contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company and its subsidiaries during the two years preceding the date of registration of this Offer Document:

CONTRACT	Variation of Sale and Purchase Agreement	DATE 14 Feb 2002
PARTIES	Indo-Pacific, Trans-Orient Petroleum Ltd., Trans-Orient Petroleum (Aust) Pty Ltd., Trans-Orient Petroleum (PNG) Ltd., Trans-Orient Petroleum (NZ) Ltd., IPENZ
DESCRIPTION	Amending Warrant terms and assigning royalties

CONTRACT	Share Purchase Warrant	DATE 14 Feb 2002
PARTIES	Indo-Pacific, Trans-Orient Petroleum Ltd.
DESCRIPTION	Grant of 836,845 “A” share purchase warrants, and a right to “B” share purchase warrants

CONTRACT	Unit Subscription Agreement	DATE 23 Aug 2002
PARTIES	Indo-Pacific, (1) List of allottees
DESCRIPTION	Subscribe for 1,250,000 units (1 share plus 1 2-year share purchase warrant) at US$0.80; placement completed 12 Sept 2002

CONTRACT	Share Purchase Warrant	DATE 6 Sept 2002
PARTIES	Indo-Pacific, (1) List of allottees
DESCRIPTION	Grant of 1,250,000 share purchase warrants under 23 Aug 2002 Unit Subscription Agreement

CONTRACT	Variation to Stock Option Agreement	DATE 15 Oct 2002
PARTIES	Indo-Pacific, (2) List of optionees
DESCRIPTION	Grant of further stock options to purchase shares and vary terms of outstanding stock options, vesting over 18 months, replacing original stock option agreement

CONTRACT	Stock Option Agreement	DATE 15 Oct 2002
PARTIES	Indo-Pacific, (3) List of optionees
DESCRIPTION	Grant of stock options to purchase shares, vesting over 18 months

CONTRACT	Stock Option Agreement	DATE 15 Oct 2002
PARTIES	Indo-Pacific, David John Bennett
DESCRIPTION	Grant of stock options to vest based on Company’s performance

CONTRACT	Subscription Agreements	DATE 13 Jun 2003
PARTIES	Indo-Pacific, Indo-Pacific Energy (NZ) Limited, (4) List of placees
DESCRIPTION	Subscribe for 1,500,000 Special Class shares at NZ$1.00 (approx. US$0.58) each having the right to elect to convert to shares in the Company at a defined price, or to receive distribution and redemption payments to equal NZ$2.00, if IPENZ does not list on the NZSX within a certain period

CONTRACT	Gas Prepayment and Option Agreement	DATE 2 Apr 2003
PARTIES	Indo-Pacific, Indo-Pacific Energy (NZ) Ltd., NGC New Zealand Limited
DESCRIPTION	Payment of NZ$2,000,000 (approx US$1,164,824) to Indo-Pacific Energy (NZ) Limitedas advance on gas sales to NGC, at market rates, with exclusive negotiating period; with right to convert any unexpended amount to shares in Indo-Pacific Energy (NZ)Limited in 2013

CONTRACT	Deed of Guarantee and Indemnity and Security Interest in Joint Venture Interest	DATE 3 Apr 2003
PARTIES	Millennium Oil & Gas Limited, Indo-Pacific Energy (NZ) Limited, NGC New Zealand Limited
DESCRIPTION	Security and guarantee of Indo-Pacific Energy (NZ) Limited’s obligations under Gas Prepayment and Option Agreement

CONTRACT	Stock Option Agreement	DATE 15 Oct 2003
PARTIES	Indo-Pacific, each of David Arthur Ross Newman and Peter Purcell Tapper
DESCRIPTION	Grant of stock options to purchase shares, vesting over 18 months

CONTRACT	Share Exchange Agreements	DATE 12 Nov 2003
PARTIES	IPENZ, Indo-Pacific, (4) list of IPENZ SC shareholders
DESCRIPTION	Conditional release from 13 June 2003 Subscription Agreements and exchange for Company shares at fixed price, with share purchase warrants

1 ALLOTTEES	NO. OF SHARES

Yorkton Securities Inc, in trust for Zena Loretto	125,000

Golden Capital Securities Ltd. in trust for Tanya Loretto	52,000

Research Capital in trust for Peter Loretto	200,000

Golden Capital Securities Ltd. in trust for Peter Loretto	136,000

Gundy Co, in trust for Alex Guidi	137,000

Yorkton Securities Inc, in trust for Alex Guidi	200,000

Golden Capital Securities Ltd. in trust for Alex Guidi	175,000

Trish Chinnery	25,000

Blake Guidi	25,000

Trans-Orient Petroleum Ltd.	175,000

2 OPTIONEE	NUMBER OF	NUMBER OF	EXERCISE	EXPIRY	DATE FULLY
	OUTSTANDING	ADDITIONAL	PRICE (USD)	DATE	VESTED
	OPTIONS	OPTIONS

David Bennett	500,000	100,000	$1.00	06-07-05	15-04-04

Bernhard Zinkhofer	60,000	15,000	$1.25	26-03-06	15-04-04

Ronald Bertuzzi	40,000	10,000	$1.25	06-07-05	15-10-03

Jennifer Lean	24,000	126,000	$1.00	06-07-05	15-04-04

Jeanette Watson	8,000	2,000	$1.25	26-03-06	15-04-04

Garth Johnson	4,800	5,200	$1.25	06-07-05	15-04-04

Bruce Morris	9,600	400	$1.25	06-07-05	15-04-04

Carey Mills	9,600	400	$1.25	06-07-05	15-04-04

Scott Langdale	3,200	6,800	$1.25	06-07-05	15-04-04

Rio Fiocco	3,200	6,800	$1.25	26-03-06	15-04-04

Jeff Lean	6,400	3,600	$1.25	06-07-05	15-04-04

Keren Witt	3,200	6,800	$1.25	06-07-05	15-04-04

3 OPTIONEE	NUMBER OF	EXERCISE	EXPIRY	DATE FULLY
	OPTIONS	PRICE (USD)	DATE	VESTED

Chris Mackerell	10,000	$1.25	15-10-07	15-04-04

Dave Francis	10,000	$1.25	15-10-07	15-04-04

Roger Brand	10,000	$1.25	15-10-07	15-04-04

Terry Russell	10,000	$1.25	15-10-07	15-04-04

4 PLACEES	NO. OF SPECIAL CLASS SHARES

Powmar Investments Limited	75,000

Nelson Fisheries Ltd.	50,000

Byran Godber	30,000

Ronald Alfred Brierley	100,000

Maurice Duncan Priest	30,000

Richard Stone & Dennis Roberts	50,000

Christopher Julian Stone & Barbara Moray Grieve	50,000

Alan Hubbard	100,000

Helicopters NZ Ltd.	200,000

David John Bennett, Jennifer Margaret Lean & Ian Pearson	60,000

David Frederick Oakley	20,000

John Hayward Oakley	80,000

Ross William Steele & Fraser Donal Finlayson	20,000

Colin Robert Carruthers	20,000

Margaret Doucas	20,000

John Webster Tizard	20,000

Denabel Pty Ltd.	30,000

John MacWilliam Morrison & Christine Antoinette Morrison	40,000

Terrace Nominees Limited	105,000

Ghurka Investments Ltd.	100,000

Dagger Nominees Limited	200,000

Hubbard and Churcher Trust Management Ltd.	100,000

In respect of the Gas Prepayment and Option Agreement dated 2 April 2003 between the Company, IPENZ and NGC (“NGC Agreement”) the following information is provided:

a	certain information relating to exclusive negotiation periods, and periods for accepting or declining an offer, relating to the sale and supply of gas have been deleted from the copy of the NGC Agreement filed with the Registrar of Companies;

b	the information has been deleted because it is commercially sensitive information contained in a material contract;
c	the Directors warrant to investors that the deletion of that information from the copy of the NGC Agreement does not make this Offer Document misleading in a material particular by reason of failing to refer, or to give proper emphasis, to any adverse circumstances.

18 PENDING PROCEEDINGS

There is no pending litigation affecting the Company or any of its subsidiaries.

19 PRELIMINARY AND ISSUE EXPENSES

Issue expenses, including all costs associated with the preparation of this Offer Document, Lead Manager’s fee, brokerage, listing fees, printing, distribution, advertising, audit and legal and other professional fees (all of which are payable by the Company) are estimated at $700,000. Included in this estimate is commission payable to stockbrokers at the rate of 2.5% on Shares allotted under firm allocation and 1.5% on Shares allotted under a public pool, if any.

As the Company has been incorporated for more than two years, no preliminary expenses are required to be disclosed.

20 RESTRICTIONS ON ISSUING COMPANY

There are no restrictions on the ability of the Company to make distributions, or to borrow, that arise from any undertaking given, or contract or deed entered into, by the Company except that:

Millennium Oil & Gas Limited has covenanted with NGC not to create or permit to exist any security interest over, or affecting, its rights and interests in and under PEP 38736 and the PEP 38736 joint venture operating agreement dated 17 October 2002 except with the consent of NGC.

21 OTHER TERMS OF OFFER AND SECURITIES

All the terms of the Offer and all terms of the Shares and Warrants are set out in this Offer Document, except for those that are implied by law or are set out in the documents referred to in this Offer Document that are registered with the Registrar of Companies in New Zealand and are available for public inspection.

22 FINANCIAL STATEMENTS

The information required by clauses 23 to 37 inclusive of the First Schedule to the Securities Regulations 1983 is set out on pages 66 to 103 of this Offer Document.

23 PLACE OF INSPECTION OF DOCUMENTS

Copies of the Company’s Constitution and the material contracts referred to in paragraph 17 above may be inspected without fee at the Wellington office of the Organising Broker at Level 8, ASB Tower, 2 Hunter Street, Wellington during normal business hours. Copies of these documents may also, on payment of any applicable fee, be inspected at the Companies Office, Business and Registries Branch, Ministry of Economic Development, Level 5, District Court Building, 3 Kingston Street, Auckland, New Zealand.

24 OTHER MATERIAL MATTERS

Securities Act (Indo-Pacific Energy Ltd.) Exemption Notice 2003 has been promulgated which grants exemption from:

a	regulation 7(1)(a) of the Securities Regulations in so far as that paragraph requires this Offer Document to have endorsed on it, or attached to it or to be accompanied by, a copy of the NGC Agreement;

b	clause 39(b) of the First Schedule of the Securities Regulations in so far as that paragraph applies to the NGC Agreement; and
c	regulation 23 of the Securities Regulations.

As a consequence of the Company being registered in New Zealand as an overseas company, and being an “issuer” as defined in the Financial Reporting Act 1993, the Company will be required to register financial statements with the Registrar of Companies in New Zealand pursuant to the provisions of that Act.

There are no further material matters relating to the offer of the Shares and Warrants other than the matters set out elsewhere in this Offer Document and in contracts entered into in the ordinary course of business of a member of the Group.

25 DIRECTORS’ STATEMENT

After due enquiry by the Directors, in relation to the period between 30 June 2003 and the date of registration of this Offer Document, the Directors are of the opinion that no circumstances have arisen that materially adversely affect the trading or profitability of the Group, or the value of its assets or the ability of the Group to pay its liabilities due within the next twelve months.

26 AUDITORS’ REPORT

The auditors’ report and statement required by clause 42 of the First Schedule to the Securities Regulations 1983 is set out on pages 104 to 106.

This Offer Document has been signed by, or on behalf of each Director of the Company:

David Newman

Peter Tapper

Ronald Bertuzzi

Garth Johnson

Bernhard Zinkhofer

FINANCIAL INFORMATION
AND AUDITOR’S REPORT

This section contains the following financial information:

  Summary of the consolidated financial statements of the Company for the 5 years from 1 January 1998 to 31 December 2002 and for the six months ended 30 June 2003 pages 68 to 70.

  Prospective Cashflow statement for 12 months from 14 November 2003 pages 71 to 73.

  Audited consolidated financial statements of the Company for the period of 6 months ended 30 June 2003 containing comparative figures for the financial years ended 31 December 2001 and 2002 pages 74 to 103.

  Auditor's Report pages 104 to 106.

Note: Except where it is expressed to the contrary, the figures in the financial information in this section are expressed in United States dollars.

SUMMARY OF FINANCIAL STATEMENTS – US DOLLARS

						FOR THE SIX
					MONTHS ENDED
	FOR THE YEAR ENDED 31 DECEMBER					30 JUNE
	1998	1999	2000	2001	2002	2003
	AUDITED	AUDITED	AUDITED	AUDITED	AUDITED	AUDITED

Operating revenue[8]	234,168	314,698	545,646	3,744,036	1,845,925	161,102
Operating expense[9]	(1,693,453)	(1,854,867)	(3,641,230)	(2,730,191)	(4,702,213)	(1,117,897)
Interest Income	450,597	358,911	224,549	94,954	29,518	15,658
Interest expense	0	0	0	0	0	0

Net surplus (deficit)
before taxation and
extraordinary items	(1,008,688)	(1,181,258)	(2,871,035)	1,108,799	(2,826,770)	(941,137)
Taxation	0	0	0	0	0	0

Net surplus (deficit)
after tax before
extraordinary items	(1,008,688)	(1,181,258)	(2,871,035)	1,108,799	(2,826,770)	(941,137)
Extraordinary items	0	0	0	0	0	0

Net surplus (deficit)
retained in
the company	(1,008,688)	(1,181,258)	(2,871,035)	1,108,799	(2,826,770)	(941,137)

						AS AT
	AS AT 31 DECEMBER					30 JUNE
	1998	1999	2000	2001	2002	2003
	AUDITED	AUDITED	AUDITED	AUDITED	AUDITED	AUDITED

Total assets	11,939,336	10,879,165	9,987,426	11,891,178	9,761,945	10,901,495

Total tangible assets	11,939,336	10,879,165	9,987,426	11,891,178	9,761,945	10,901,495

Total liabilities	156,896	277,983	165,167	960,120	383,577	2,331,093

Total equity	11,782,440	10,601,182	9,822,259	10,931,058	9,378,368	8,570,402
Net tangible assets	11,782,440	10,601,182	9,822,259	10,931,058	9,378,368	8,570,402

Number of common
shares issued[4]	28,262,398	28,262,398	32,446,622	6,489,324	7,739,324	7,739,324

Net tangible asset
(NTA) backing
per share	0.42	0.38	0.30	1.68	1.21	1.11

Adjusted NTA backing
per share[5]	N/A	N/A	N/A	N/A	N/A	1.12

Adjusted NTA backing per
share including Warrants[6]	N/A	N/A	N/A	N/A	N/A	1.14

Adjusted and diluted
NTA backing per share[7]	N/A	N/A	N/A	N/A	N/A	1.08

1	The amounts presented as at and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and for the six months ended June 30, 2003 have been extracted from the audited financial statements of the Company. These financial statements have been prepared in accordance with Canadian GAAP and are stated in US dollars. The numbers expressed above for 1998 and 1999 differ from the Company's 1998 and 1999 annual reports, as these annual reports were prepared in accordance with US GAAP. The results for the 1998 and 1999 years included above are stated in accordance with Canadian GAAP for the purposes of comparability.

2	The only change in accounting policies during the 6 periods shown above was in 2002 with adoption of stock option based compensation. The impact of the adoption of the stock option based compensation and the accounting policies applied to the accounts for the six months to June 30, 2003 is set out on pages 80 to 82.

3

The financial statements for each period have been prepared on a going concern basis but this is dependent upon discovering economically viable reserves, farming out of oil and gas interests to other participants and obtaining additional equity financing in future periods. These future events could not be determined with certainty at balance date to give the requisite certainty over the going concern assumption adopted. Accordingly the audit report for each year includes an explanatory paragraph to this effect.

Therefore, the Company received an unqualified audit opinion with a reference to the fundamental uncertainty regarding the basis of the going concern assumption. Under the Securities Regulations 1983 an unqualified audit opinion that refers to a fundamental uncertainty is deemed to be a qualified audit opinion.

4	In 2001 the Company consolidated its shares on a 1 for 5 basis resulting in the issued shares being reduced from 32,446,622 Ordinary Shares to 6,489,324 Ordinary Shares.
5

In accordance with clause 8(5) of the First Schedule to the Regulations, the adjusted net tangible asset backing per share is based on the assumption that 4,000,000 Ordinary Shares are to be issued at a final price of $1.24 (NZ$2.00). Share issue expenses of $434,000 (NZ$700,000) have been included in this calculation. The Board reserves the right to set the final price outside the indicative price.

6	In accordance with clause 8(5) of the First Schedule to the Regulations, the adjusted net tangible asseet backing per share including Warrants is based on the assumption that 4,000,000 Ordinary Shares are to be issued at a final price of $1.24 (NZ$2.00) and 2,000,000 share purchase warrants convert to Ordinary Shares at $1.30 (NZ$2.10). Share issue expenses of $434,000 (NZ$700,000) have been included in this calculation. The Board reserves the right to set the final price outside the indicative price.

7

The adjusted and diluted NTA backing per share has been calculated on the basis that all incentive stock options, share purchase warrants and special class shares outstanding prior to the Offer have been converted at June 30, 2003 into Ordinary Shares.

The Company has 1,345,000 incentive stock options and 2,086,845 share purchase warrants outstanding. Outstanding incentive stock options and share purchase warrants have been converted to a weighted average price (based on the next available rate of conversion) of $1.05 and $1.25 respectively. The Company also had outstanding special class shares within one of its subsidiaries Indo-Pacific Energy (NZ) Limited issued pursuant to the Subscription Agreements. These shareholders have been offered an option to convert their special class shares in the subsidiary to Ordinary Shares in the Company amounting to 1,111,123 shares at $0.80 (NZ$1.35) each and 555,569 warrants exercisable at $1.10 (NZ$1.85).

8	Between March 2001 and August 2002, the Company was receiving revenue from the Goldie oil field. The Goldie well was shut-in on August 30, 2002. Goldie revenue for 2001 and 2002 was $3,362,938 and $1,566,889 respectively. No oil revenue has been received since the well was shut-in. Subsequent to June 30, 2003, the Company's interest in PMP 38148, which generated past Goldie and Ngatoro oil and gas revenue, has been sold.

9	Operating expenses includes write-off of oil and gas properties for each period as follows:
1998	$765,144
1999	$983,168
2000	$2,725,925
2001	$706,462
2002	$2,783,734
2003	$15,531

SUMMARY OF FINANCIAL STATEMENTS – NZ DOLLARS

For information purposes the Summary Financial Statements have been converted to NZ dollars. The Company has converted the audited Summary Financial Statements in US dollars at the spot exchange rate on the last day of each period. The NZ dollar summary has not been audited and is for information purposes only.

						FOR THE SIX
					MONTHS ENDED
	FOR THE YEAR ENDED 31 DECEMBER					30 JUNE
	1998	1999	2000	2001	2002	2003
	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED

Operating revenue	442,997	601,372	1,232,263	8,995,762	3,514,709	276,617
Operating expense	(3,203,657)	(3,544,558)	(8,223,193)	(6,559,805)	(8,953,185)	(1,919,466)
Interest Income	852,435	685,861	507,112	228,145	56,203	26,885
Interest expense	0	0	0	0	0	0

Net surplus (deficit)
before taxation and
extraordinary items	(1,908,225)	(2,257,325)	(6,483,818)	2,664,102	(5,382,273)	(1,615,964)
Taxation	0	0	0	0	0	0

Net surplus (deficit)
after tax before
extraordinary items	(1,908,225)	(2,257,325)	(6,483,818)	2,664,102	(5,382,273)	(1,615,964)
Extraordinary items	0	0	0	0	0	0

Net surplus (deficit)
retained in the company	(1,908,225)	(2,257,325)	(6,483,818)	2,664,102	(5,382,273)	(1,615,964)

						AS AT
	AS AT 31 DECEMBER					30 JUNE
	1998	1999	2000	2001	2002	2003
	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED

Total assets	22,586,712	20,789,538	22,555,163	28,570,827	18,587,100	18,718,226

Total tangible assets	22,586,712	20,789,538	22,555,163	28,570,827	18,587,100	18,718,226

Total liabilities	296,814	531,212	373,006	2,306,872	730,345	4,002,564

Total equity	22,289,898	20,258,326	22,182,157	26,263,955	17,856,755	14,715,662

Net tangible assets	22,289,898	20,258,326	22,182,157	26,263,955	17,856,755	14,715,662

Number of common
shares issued	28,262,398	28,262,398	32,446,622	6,489,324	7,739,324	7,739,324

Conversion Exchange

Rate	0.5286	0.5233	0.4428	0.4162	0.5252	0.5824

PROSPECTIVE STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDING 13 NOVEMBER 2004

	NZ $	US $
Operating Cash Flows
Cash to be provided from:
Interest Received	211,000	131,000
Petroleum Sales	244,000	152,000
	455,000	283,000

Cash to be applied to:
Production Expenses	(62,000)	(38,000)
Other Payments to Suppliers and Employees	(2,220,000)	(1,377,000)
	(2,282,000)	(1,415,000)
Net Operating Cash Flows	(1,827,000)	(1,132,000)

Investing Cash Flows
Cash to be applied to:
Purchase of Fixed Assets	(177,000)	(110,000)
Petroleum Exploration and Production Expenditure	(3,585,000)	(2,223,000)
Net Investing Cash Flows	(3,762,000)	(2,333,000)

Financing Cash Flows
Cash to be provided from:
Issue of Ordinary Shares	8,000,000	4,960,000
Cash to be applied to:
Payment of Offer Costs	(700,000)	(434,000)
Net Financing Cash Flows	7,300,000	4,526,000

Net Cash Flow	1,711,000	1,061,000
Opening Cash Balance	5,027,000	3,117,000
Closing Cash Balance	6,738,000	4,178,000

PRINCIPAL ASSUMPTIONS UNDERLYING THE PROSPECTIVE FINANCIAL INFORMATION

The prospective statement of cash flows above has been prepared on a basis consistent with the Company’s accounting policies as set out in the notes to the audited financial statements for the six months ended 30 June 2003.

The prospective statement of cash flows presented is a projection on the basis of one or more hypothetical but realistic assumptions that reflect possible courses of action. Projections are not forecasts. Forecasts are based on assumptions as to events that the Board reasonably expects to occur.

The prospective statement of cash flows has been prepared on the basis of principal hypothetical assumptions set out below. The prospective statement of cash flows takes into consideration exploration and development activities as well as the management and administration of the Company. The prospective statement of cash flows are presented solely for the purposes of this Offer.

The prospective statement of cash flows has been prepared by, and is the responsibility of, the Company’s directors. They have given due care and attention to the preparation of the projections, including the underlying hypothetical assumptions. Projections (by their nature) involve risks and uncertainties which are beyond the control of the Company. These risks and uncertainty include, but are not limited to, those discussed in the “What are my risks” section on pages 107 to 111 of this Offer Document. Actual results are likely to vary from projections and may be material. Therefore, the Directors cannot and do not guarantee the achievement of the projections. There is no present intention that the projections will be updated subsequent to the issue of the Offer Document.

The prospective statement of cash flows was prepared as at 14 November 2003.

GENERAL ASSUMPTIONS

Economic and Operating Environment

  There will be no material change in the general economic environment.

  There will be no material change to the legislative or regulatory environment in which Indo-Pacific operates.

  There will be no material costs incurred through either industrial or contractual disputes.

  There will be no material change to the Canadian, New Zealand, Australian and Papua New Guinea tax regimes, including no changes to company tax rates.

  There will be no material change in oil and gas prices.

  There will be no material change in foreign currency exchange rates.

  There will be no material changes to the accounting policies as set out in the notes to the financial statements on pages 80 to 82 of this offer document.

COMPANY-SPECIFIC ASSUMPTIONS

Operating Cash Flows

  Petroleum sales will occur from one producing field – Kahili (PEP 38736). Kahili production will commence on 1 April 2004. Cash flows from Kahili will arise only from condensate sales (all gas sales are offset against the prepaid gas contract with NGC for the first nine months of production). No revenue from Cheal (PEP 38738) will occur (this field is still under going production testing to determine flow rates).

  Surplus cash funds will be placed on call deposit accounts earning an average interest rate of 2.5% before tax.

  Similar level of staffing and consultants will be maintained in line with previous years.

  No income tax will be payable, due to tax losses carried forward.

  Exchange rate used for converting New Zealand dollars to US dollars is 0.62.

Investing Cash Flows

  4 wells will be drilled and a re-entry into an existing well will occur in the 12 months from the specified date in conjunction with its various joint venture parties. These wells will be drilled on the following permits:
–	PEP 38738 – Re-entry into Cheal 2 in December 2003 and new exploration well February 2004
–	PEP 38741 – Exploration well in March 2004
–	PEP 38748 – Exploration well in April 2004
–	PEP 38736 – Exploration well in June 2004

Due to the various outcomes possible and inherent uncertainty from these exploration wells, no revenue and potential development cost projections have been made.

  Minimum spend requirements, which can vary from permit for administration, seismic and drilling work, will be met.

  The Company will farm out its entire commitment to drill a well within permit AC/P19 in Australia by 31 December 2003.

  No purchase or disposal of interests in new or existing licences.

Financing Cash Flows

  4 million Ordinary Shares will be issued in December 2003 at US$1.24 (NZ$2.00) each. These proceeds will be received in December 2003.

  Offer related costs of US$434,000 (NZ$700,000) will be incurred.

  There will be no dividend paid during the projection period.

The following are the definitions of the terms used in the prospective statement of cash flows:

“Operating Cash Flows” include all transactions and other events that are not investing or financial activities.

“Investing Cash Flows” are those activities relating to the acquisition, holding and disposal of exploration permits, production assets, plant, property and investments. Investments can include securities not falling within the definition of cash.

“Financing Cash Flows” are those that result in changes in the size and composition of the capital structure. This includes both equity and debt not falling within the definition of cash. Share issue costs in relation to capital raising are included in the financial Cash Flows.

“Cash” is considered to be cash at hand and current accounts, net of bank overdrafts.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN UNITED STATES DOLLARS)

AS AT	30-6-2003	31-12-2002	31-12-2001

Assets
Current
Cash and cash equivalents	2,194,715	1,292,827	3,282,007
Accounts receivable	292,177	709,895	315,308
Inventory	–	5,423	–
Prepaid expenses and deposits	95,020	150,112	101,524
	2,581,912	2,158,257	3,698,839
Due from related parties (Note 5)	17,014	52,065	28,395
Property and equipment (Note 3)	17,515	28,455	70,203
Oil and gas properties (Note 4)	8,285,054	7,523,168	8,093,741
Total Assets	10,901,495	9,761,945	11,891,178

Liabilities
Current
Accounts payable and accrued liabilities	292,651	383,577	960,120
Special Class Shares of Subsidiary (Note 9)	873,618	–	–
	1,166,269	383,577	960,120

Prepaid Gas Revenue (Note 11)	1,164,824	–	–
Total Liabilities	2,331,093	383,577	960,120

Commitments and Contingencies (Notes 1 and 6)
Stockholders’ Equity

Common stock without par value (Note 7);
unlimited number of shares authorized;
Issued and outstanding at June 30, 2003:
7,739,324 shares; and at December 31, 2002
and 2001: 7,739,324 and 6,489,324	20,478,365	20,478,365	19,478,365

Contributed surplus	407,251	274,080	–

Accumulated deficit	(12,315,214)	(11,374,077)	(8,547,307)

Total Stockholders’ Equity	8,570,402	9,378,368	10,931,058

Total Liabilities and Stockholders’ Equity	10,901,495	9,761,945	11,891,178

Approved by the Directors:

David Newman, Director	Peter Tapper, Director

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF
OPERATIONS AND DEFICIT
(EXPRESSED IN UNITED STATES DOLLARS)

FOR THE PERIOD ENDING	30-6-2003	30-6-2002	31-12-2002	31-12-2001
	SIX MONTHS	SIX MONTHS	12 MONTHS	12 MONTHS
		(UNAUDITED)
Production Income
Oil and gas sales	161,102	1,270,053	1,845,925	3,744,036
Production operating costs	(58,681)	(338,855)	(772,805)	(652,240)
Royalties	(33,109)	(60,483)	(184,207)	(369,536)
Depletion	(27,300)	(127,326)	(106,491)	(266,329)

Net production income	42,012	743,389	782,422	2,455,931

Other Income
Interest income	15,658	18,728	29,518	94,954

Expenses
General and administrative (Schedule)	(850,105)	(202,941)	(580,896)	(735,624)
Stock option compensation
expense (7(b))	(133,171)	–	(274,080)	_
Write-off of oil and gas properties	(15,531)	_	(2,783,734)	(706,462)

Net profit/(loss) for the period
before tax	(941,137)	559,176	(2,826,770)	1,108,799
Income tax expense (Note 10)	–	–	–	–

Net profit/(loss) for the period
after tax	(941,137)	559,176	(2,826,770)	1,108,799
Deficit – Beginning of period	(11,374,077)	(8,547,307)	(8,547,307)	(9,656,106)

Deficit – End of period	(12,315,214)	(7,988,131)	(11,374,077)	(8,547,307)

Basic earnings/(loss) per share
(Note 8)	(0.12)	0.09	(0.41)	0.17

Diluted earnings/(loss) per share
(Note 8)	(0.12)	0.09	(0.41)	0.17

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY
(EXPRESSED IN UNITED STATES DOLLARS)

FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

					TOTAL
	COMMON STOCK		CONTRIBUTED	ACCUMULATED	STOCKHOLDERS’
	SHARES	AMOUNT $	SURPLUS	DEFICIT	EQUITY
Balance at
December 31, 2000	6,489,324	19,478,365	–	(9,656,106)	9,822,259

Net profit during the period	–	–	–	1,108,799	1,108,799

Balance at
December 31, 2001	6,489,324	19,478,365	–	(8,547,307)	10,931,058

Issued during fiscal
period 2002 (note 7(a))	1,250,000	1,000,000	–	–	1,000,000
Stock Option
Compensation (note 7(b))	–	–	274,080	–	274,080
Net loss during the period	–	–	–	(2,826,770)	(2,826,770)

Balance at
December 31, 2002	7,739,324	20,478,365	274,080	(11,374,077)	9,378,368

Stock Option
Compensation (note 7(b))	–	–	133,171	–	133,171
Net loss during the period	–	–	–	(941,137)	(941,137)

Balance at
June 30, 2003	7,739,324	20,478,365	407,251	(12,315,214)	8,570,402

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN UNITED STATES DOLLARS)

FOR THE PERIOD ENDING	30-6-2003	30-6-2002	31-12-2002	31-12-2001
	SIX MONTHS	SIX MONTHS	12 MONTHS	12 MONTHS
		(UNAUDITED)
Operating Activities
Net profit/(loss) for the period	(941,137)	559,176	(2,826,770)	1,108,799
Adjustments to reconcile
net income/(loss) to
Cash applied to operating activities:
Depletion	27,300	127,326	106,491	266,329
Write-off of oil and gas properties	15,531	–	2,783,734	706,462
Amortisation	11,054	7,535	53,007	67,342
Stock option compensation	133,171	–	274,080	–
Loss (gain) on disposal of
investments/licences	–	–	(53,457)	–

Funds from operation	(754,081)	694,037	337,085	2,148,932
Changes in non-cash working capital:
Accounts receivable	417,718	(452,779)	(394,587)	(95,471)
Prepaid expenses and deposits	55,092	91,426	(48,588)	(62,796)
Inventory	5,423	–	(5,423)	–
Accounts payable and
accrued liabilities	(51,817)	(483,667)	(564,470)	235,402
Prepaid gas revenue	1,164,824	–	–	–
GST payable	(39,108)	(55,371)	(12,073)	48,507

Net cash provided by (used in)
operating activities	798,051	(206,354)	(688,056)	2,274,574

Financing Activities
Share issue	–	–	1,000,000	–
Issue of special class shares	873,618	–	–	–

Net cash provided by financing activities	873,618	–	1,000,000	–

Investing Activities
Due from related parties	35,051	700	(23,670)	51,443
Purchase of property and equipment	(114)	(15,665)	(11,259)	(12,710)
Proceeds from Sale of Licence’s	–	–	198,299	–
Oil and gas properties	(804,718)	(1,162,130)	(2,464,494)	(1,919,071)

Net cash used in investing activities	(769,781)	(1,177,095)	(2,301,124)	(1,880,338)

Net increase (decrease) in cash	901,888	(1,383,449)	(1,989,180)	394,236
Cash and cash equivalents –
Beginning of period	1,292,827	3,282,007	3,282,007	2,887,771

Cash and cash equivalents – Period end	2,194,715	1,898,558	1,292,827	3,282,007

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS –
SUPPLEMENTAL DISCLOSURE OF NON-CASH
FINANCING AND INVESTING ACTIVITIES
(EXPRESSED IN UNITED STATES DOLLARS)

FOR THE PERIOD ENDING	30-6-2003	30-6-2002	31-12-2002	31-12-2001
	SIX MONTHS	SIX MONTHS	12 MONTHS	12 MONTHS
		(UNAUDITED)

Stock option compensation	133,171	–	274,080	–

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

FOR THE PERIOD ENDING	30-6-2003	30-6-2002	31-12-2002	31-12-2001
	SIX MONTHS	SIX MONTHS	12 MONTHS	12 MONTHS
		(UNAUDITED)

Audit	28,088	16,625	72,313	38,340
Accounting	31,510	18,253	49,963	62,602
Consulting fees	39,520	52,937	114,542	95,887
Corporate relations and development	247,622	24,520	112,056	91,672
Amortisation	11,054	7,535	53,007	67,342
Directors fees	6,476	800	12,001	–
Filing and transfer agency fees	187	3,644	9,431	3,786
Foreign exchange loss (gain)	(71,989)	(119,683)	(151,049)	8,128
Sale of licences (net)	(82,089)	–	(53,457)	–
Legal	262,373	21,821	55,397	214,604
Office and miscellaneous	252,614	44,693	262,862	117,581
Printing	1,407	37,881	38,835	24,226
Rent (Note 5)	14,631	13,967	24,245	35,307
Telephone	11,195	10,817	20,050	25,764
Travel and accommodation	10,542	4,584	41,871	46,516
Wages and benefits	253,910	140,999	322,283	275,692

	1,017,051	279,393	984,350	1,107,447
Less: Recovery of general and
administrative expenses	(166,946)	(76,452)	(403,454)	(371,823)

General and administrative expenses	850,105	202,941	580,896	735,624

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1 – NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

The Company was incorporated under the Company Act (British Columbia) and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon).

The accompanying financial statements have been prepared on a going concern basis that contemplates the realisation of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has incurred losses to date of $12,315,214 which includes a net loss for the six month period to June 2003 of $941,137.

The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Company and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing.

The Company is primarily engaged in the acquisition, exploration and development of oil and gas properties in New Zealand, Papua New Guinea and Australia. With the exception of PMP 38148 and PEP 38736, the Company has yet to determine whether its properties contain oil and gas reserves that are economically recoverable. The recoverability of the amounts capitalised for oil and gas properties is dependent upon the completion of exploration work, the discovery of oil and gas reserves in commercial quantities and the subsequent development of such reserves.

In PEP 38736, the Kahili-1B sidetrack, drilled in November 2002, the joint venture encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development. A review of the development options was completed subsequent to balance date and a development contract is being finalised. It is anticipated that the development will come on stream in late March/early April 2004.

A subsidiary of the Company, Ngatoro Energy Limited (NEL) was named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki. Due to the legal proceedings, the Goldie-1 sole risk discovery within PMP 38148 was “shut- in” as at 30th August 2002. As at June 30, 2003, there was no oil revenue being received from Goldie-1.

On September 26, 2003, Ngatoro Energy Limited gained regulatory approval to sell its interest and entitlement to petroleum in PMP 38148 to Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited for $5million. The effective date of this sale is July 1, 2003. Greymouth paid this $5million to the Company on October 3, 2003 and the Company separately paid Greymouth $2million on the same date, in full and final settlement of outstanding claims.

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,164,824) towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited.

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (IPENZ), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$873,618). Such shares confer no voting rights, but do confer the right to convert such shares to common shares of IPENZ in the event of a listing of and issue of other common shares in IPENZ on the New Zealand Stock Exchange, at a 40% discount to the offering price of other shares then sold to the public in conjunction with the listing. If the listing does not proceed, the subscription agreement provides the right to either (i) receive twice the shares’ paid up value in redemption dividends paid out of 20% of IPENZ’s production income or (ii) exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company (See Note 9).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

During the 2002 year the Company issued 1,250,000 shares at $0.80 to assist in funding ongoing exploration and development. Additionally, the Company has periodically reduced its exposure in oil and gas properties by farming out to other participants. The Company intends to continue relying on debt and equity financing and farmouts to finance its exploration and development activities to the extent such measures are available and obtainable under terms acceptable to the Company, however there can be no assurance that the company will be successful.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. The inability to obtain one or other of the aforementioned would have an adverse material effect on the Company’s business. The above-noted conditions raise substantial doubt about the validity of the going concern assumption. If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a Accounting Principles and Use of Estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the year reported. Specifically estimates were utilised in calculating depletion, amortisation and write-downs. Actual results could differ from these estimates and the differences could be material.

Material differences between Canadian and New Zealand generally accepted accounting principles which affect the company are referred to in Note 14.

b Basis of Consolidation

These consolidated financial statements include the accounts of Indo-Pacific Energy Limited and its wholly-owned subsidiaries: Indo-Pacific Energy Australia Pty Limited, Odyssey International Pty Limited, Indo-Pacific Energy (PNG) Limited, Source Rock Holdings Limited, Indo-Pacific Energy (NZ) Limited, Ngatoro Energy Limited, Rata Energy Limited (formerly PEP 38716 Limited), Millennium Oil & Gas Limited, Trans-Orient Petroleum (Aust) Pty Limited, ZOCA 96-16 Pty Limited and Trans-Orient Petroleum (PNG) Limited. The financial statements of subsidiaries are included in the consolidated financial statements using the purchase method. All significant inter-company balances and transactions have been eliminated upon consolidation.

c Joint Operations

The Company’s exploration and development activities are conducted through its wholly-owned subsidiaries, jointly with other companies and accordingly, these financial statements reflect only the Company’s proportionate interest in these activities, and refer to the Company as owning such interests. Substantially all the activities of the Company are carried out through joint ventures.

d Translation of Foreign Currencies

The Company’s foreign operations through its subsidiaries are of an integrated nature and accordingly, the temporal method of foreign currency translation is used for conversion into United States dollars. Monetary assets and liabilities are translated into United States dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into United States dollars at the rates prevailing on the transaction dates. The majority of revenues are received in US dollars, but revenues and expenses arising from foreign currency transactions are translated into United States dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

e Financial Instruments

Cash and cash equivalents, accounts receivable, due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f Cash and Cash Equivalents

Cash and cash equivalents include government treasury bills and bankers’ acceptances with original maturities of three months or less, together with accrued interest.

g Property and Equipment

Property and equipment consist of furniture and office equipment, which are recorded at cost and amortised over their estimated useful lives on a declining-balance basis at annual rates of 10% to 33 1/3%.

h Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the acquisition, exploration and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Such costs include property acquisition costs, geological and geophysical studies, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead expenses directly related to these activities.

Depletion is calculated for producing properties by using the unit-of-production method based on proved reserves, before royalties, as determined by management of the Company or independent consultants. Sales or dispositions of oil and gas properties are credited to the respective cost centers and a gain or loss is recognized when all properties in a cost center have been disposed of, unless such sale or disposition significantly alters the relationship between capitalized costs and proved reserves of oil and gas attributable to the cost center. Costs of abandoned oil and gas properties are accounted for as adjustments of capitalized costs and written off to expense.

A ceiling test is applied to each cost center by comparing the net capitalized costs to the present value of the estimated future net revenues from production of proved reserves discounted by 10%, net of the effects of future costs to develop and produce the proved reserves, plus the costs of unproved properties net of impairment, and less the effects of income taxes. Any excess capitalized costs are written off to expense. The calculation of future net revenues is based upon prices, costs and regulations in effect at balance date.

Unproved properties are assessed for impairment on an annual basis by applying factors that rely on historical experience. In general, the Company may write-off an unproved property under one or more of the following conditions:

i	there are no firm plans for further drilling on the unproved property;
ii	negative results were obtained from studies of the unproved property;
iii	negative results were obtained from studies conducted in the vicinity of the unproved property; or
iv	the remaining term of the unproved property does not allow sufficient time for further studies or drilling.

i Income Taxes

The Company accounts for income taxes under the liability method. This requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using enacted tax rates in effect in the years in which the differences are expected to reverse.

j Inventory

Inventories of crude oil are valued at the lower of cost and net realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

k Net Loss per Common Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of 1,505,000 (December 31, 2002: 1,805,000 and December 31, 2001: 1,168,000) shares under options and, 2,286,845 (December 31, 2002: 2,286,845 and December 31, 2001: 1,226,845) common share warrants would be antidilutive and therefore basic and diluted losses per share are the same.

l Stock Based Compensation

The Company has recognized stock based compensation expense based on the following:

CONSULTANTS

All stock option based awards made to consultants are measured and recognized in these consolidated financial statements using a fair value based method. Fair value is based using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

EMPLOYEES

All stock option based awards made to employees are measured and recognized in these consolidated financial statements using a fair value based method. Fair value is based using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period.

The company regularly remeasures compensation expense for the options where there has been a substantive change or modification to such options.

For further details refer to Note 7 and 14.

m Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s presentation. The Company has elected to have the interim financial statements for the six months to June 30 audited for the first time in 2003. Therefore the comparative figures presented for six months June 30, 2002 are unaudited. These figures have been extracted from the Form 51-901F submitted to the British Columbia Securities Commission. Certain figures have been reclassified from the Form 51-901F to conform to the current year’s presentation.

n Changes in Accounting Policy

There have been no changes in accounting policies applied during the six months to June 2003.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment are comprised as follows:

	2003	2002	2001

Furniture and office equipment	28,569	81,462	318,027
Accumulated amortization	(11,054)	(53,007)	(247,824)
	17,515	28,455	70,203

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

NOTE 4 – OIL AND GAS PROPERTIES

Oil and gas properties are comprised as follows:

	NET BOOK	EXPENDITURE		DEPLETION/	NET BOOK
	VALUE AT	ADDITIONS	(RECOVERIES)	WRITE DOWNS	VALUE AT
	DECEMBER 31	DURING THE	DURING THE	DURING THE	JUNE 30
	2003	SIX MONTHS	SIX MONTHS	SIX MONTHS	2003
Proved:
New Zealand
PMP 38148 – Ngatoro Oil Field[5]	299,609	–	(15,306)	(27,300)	257,003
PMP 38148 – Goldie Oil Field[5]	502,561	–	(18,633)	–	483,928
Total Proved	802,170	–	(33,939)	(27,300)	740,931

Unproved:
New Zealand
PEP 38256 – Exploration	113,894	8,329	–	–	122,223
PEP 38330 – Exploration	178,797	16,971	–		195,768
PEP 38335 – Exploration[1]	–	1,380	–	(1,380)	–
PEP 38716 – Exploration	83,038	10,931	(55,814)		38,155
PEP 38723 – Exploration[1]	–	14,151	–	(14,151)	–
PEP 38736 – Exploration	2,399,695	410,767	–	–	2,810,462
PEP 38738 – Exploration	601	56,320	–	–	56,921
PEP 38480 – Exploration	–	59,333	–	–	59,333
PEP 38741 – Exploration[2]	930,343	52,351	–	–	982,694
PEP 38746 – Exploration	–	12,522	–	–	12,522
PEP 38748 – Exploration	–	86,677	–	–	86,677
PEP 38753 – Exploration	–	62,868	–	–	62,868
PPP 38761 – Exploration	–	23,507	–	–	23,507
New licences/ventures	56,286	5,936	(583)	–	61,639
Australia
AC/P 19 – Exploration	703,347	32,615	–	–	735,962
AC/P 31 – Exploration	22,865	5,824	–	–	28,689
AC/P 26 – Exploration	196,523	5,399	–	–	201,922
Papua New Guinea
PPL 192 – Exploration[3]	884,042	13,978	–	–	898,020
PPL 215 – Exploration[3]	420,408	9,027	–	–	429,435
APPL 235 – Exploration[3]	–	1,310	–	–	1,310
PPL 228 – Exploration[4]	–	–	–		–
PRL 4 – Stanley Retention	77,973	2,480	–	–	80,453
PRL 5 – Elevala Retention	653,186	2,377	–	–	655,563
Total Unproved	6,720,998	895,053	(56,397)	(15,531)	7,544,123
Total Proved & Unproved	7,523,168	895,053	(90,336)	(42,831)	8,285,054

1	PEP 38335 and PEP 38723 were relinquished in 2003.
2	PEP 38720 was relinquished in favour of PEP 38741 in 2002, and accordingly the expenditure held for PEP 38720 has been allocated to PEP 38741. (due to PEP 38741 mainly replacing the same physical area as PEP 38720)

3	PPL 192 and PPL 215 were in the process of being replaced as PPL 235 at balance date.
4	PPL 228 will be surrendered upon acceptance of a top file application for a further permit over a similar area.
5	PMP 38148 was sold subsequent to balance date. See note 4(a).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

NEW ZEALAND

Unless otherwise indicated, petroleum exploration permits granted in New Zealand provide for the exclusive right to explore for petroleum for an initial term of five years, renewable for a further five years over one-half of the original area. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of up to 40 years from the date of issue. The New Zealand government has reserved a royalty of the greater of 5% of net sales revenue or 20% of accounting profits from the sale of petroleum products.

a PMP 38148 – Ngatoro and Goldie Oil Fields

At Balance date the Company had a 5% participating interest in Petroleum Mining Permit 38148, which includes seven producing oil and/or gas wells in the Ngatoro Oil Field, and a 100% interest in the Goldie sole risk area (reducing to a 40.43% interest upon the sole risk premium being reached).

Gross oil production revenue from the Company’s 5% interest in New Zealand production permit PMP 38148 (and 100% share of Goldie production) was $138,441 for the six months ended June 30, 2003 (2002: $1,834,712 and 2001: $3,744,036), from total oil sales of approximately 4,806 barrels (2002: 84,930 and 2001: 163,900 barrels).

The Goldie-1 well was drilled by the Company in February-March 2001 as a sole risk operation and came into production in the second half of March 2001. Under the terms of the sole risk operation, the Company funded the entire cost of the well and is entitled to 100% of production from this well until the sole risk premium is reached.

On 16 April 2002, Greymouth Petroleum Acquisition Company Ltd. (‘GPAC’) completed the acquisition of Shell’s 59.56% interest in PMP 38148. On July 25, 2002 GPAC lodged a Statement of Claim in the High Court of New Zealand regarding its entitlements with respect to the Goldie sole risk field, which lies within PMP 38148. In summary, GPAC’s principal claims were:

i	That it is entitled to a 92.26% share of production revenues from Goldie;

ii	That it disputes Goldie-1 has been developed for production and that consequently it claims the sole risk premium is effectively zero and that GPAC is, therefore, entitled to 92.26% percent of all past and future revenues;

iii	That Ngatoro Energy Ltd is in breach of the Joint Venture Operating Agreement, and that GPAC is, therefore, entitled to remove Ngatoro Energy Ltd as Goldie operator and assume that position;

iv	That the field is being produced in a sub optimal manner such that GPAC is entitled to recompense for this and for gas flared; and

v	That GPAC is entitled to purchase the gas produced.

The Company disputed these claims, and NEL lodged a Statement of Defence with the Court on August 26, 2002. The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. Judgment was delivered on May 30, 2003. The Court held in favour of NEL on 8 causes of action, ruling that NEL is entitled to the full $NZ18.6 million by way of sole risk premium before GPAC receives its 40.43% of subsequent revenue, and NEL is entitled to net revenues up to a further premium of NZ$9.7million from the share attributable to New Zealand Oil and Gas Limited. Thereafter NEL will be entitled to its 5% interest. NEL is not required to sell the gas to GPAC.

The Court ruled in favour of GPAC on three causes of action, including that the Goldie operation should have been conducted as a sub-joint venture after the GPAC post discovery funding had been contributed, before recovery of the Sole Risk premium. The Court further found that NEL, as operator, had wilfully or recklessly disregarded the rights of GPAC in that sub-joint venture and therefore, under the joint venture contract, is susceptible to removal as operator. Three matters were left undecided, for further argument and in some cases evidence, if required. Those matters relate to two claims by GPAC, for compensatory and exemplary damages, and the question of costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

Subsequent to balance date the Company sold its interest, and entitlement to petroleum, in PMP 38148 to Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited for $5million. The agreement gained regulatory approval on 26 September 2003 with an effective date July 1, 2003.

b PEP 38256

The Company had at June 30, 2003 a 20% participating interest in, and is the operator of, Petroleum Exploration Permit 38256 (“PEP 38256”), which was granted on August 25, 1997. One-half of the original area was relinquished on October 25, 2000, and a further one-half of the then-current area was relinquished on August 22, 2002. On that date, the duration of the permit was also extended to August 25, 2007. The other participants in PEP 38256 are: AMG Oil (NZ) Limited. (52.5%), Orion Exploration Limited (10%), Durum Energy (New Zealand) Limited (10%) and Magellan Petroleum (NZ) Ltd (7.5%). Subsequent to balance date one party has withdrawn from this permit and the Company has taken up a further share in the permit. This has resulted in the Company’s interest increasing to 30%

At June 30, 2003, PEP 38256 is in good standing with respect to its work commitments and requires the Company to incur no minimum exploration expenditures for the remainder of the 2003 fiscal year.

c PEP 38328

The Company and its joint venture participant agreed to relinquish this permit as the work to date has shown that it has not proven to be prospective. The permit did not require the Company to incur minimum exploration expenditure for the 2003 fiscal year.

d PEP 38330

The Company has a 34.28% participating interest in, and is the operator of, Petroleum Exploration Permit 38330 (“PEP 38330”), which was granted on July 1, 1996. The other participants of PEP 38330 are Pancontinental Oil and Gas N.L. (33.22%), Origin Energy Resources NZ Limited (22.5%) and Sun Resources NL (10%).

The Company and the other participants of PEP 38330 drilled the Waingaromia-2 well in 2002. This well proved to be unsuccessful and was plugged and abandoned.

At June 30, 2003, PEP 38330 is in good standing with respect to its work commitments and requires the Company to incur no minimum exploration expenditures for the remainder of the 2003 fiscal year.

e PEP 38332

The Company and its joint venture participant agreed to relinquish this permit as the work to date has shown that it has not proven to be prospective. The permit did not require the Company to incur minimum exploration expenditure for the 2003 fiscal year.

f PEP 38716

The Company at June 30, 2003 has a 14.05% participating interest in Petroleum Exploration Permit 38716 (“PEP 38716”), which was granted on January 30, 1996. The other participants of PEP 38716 are Marabella Enterprises Ltd. (28.34%), as the operator, Swift Energy New Zealand Ltd (17.14%), Preussag Energie GmbH (27.43%), Springfield Oil and Gas Ltd (5.49%) and Euro-Pacific Energy Pty Ltd (7.55%). During the first six months of 2003 the company increased its share in the permit from 12.3% to 14.05% following the decision by AWE to withdraw from the permit. Subsequent to balance date the Company entered into an agreement to acquire Marabella Enterprises Ltd’s share in the permit. The Company’s share in the permit will increase to 42.39% upon completion.

At June 30, 2003, PEP 38716 is in good standing with respect to its work commitments and requires the company to incur no minimum exploration expenditures for the remainder of the 2003 fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

g PEP 38741

The Company has a 30% participating interest in, and is the operator of, Petroleum Exploration Permit 38741 (“PEP 38741”), which was granted on May 24, 2002. The other participants in PEP 38741 are Durum Energy (NZ) Ltd. (20%) and TAP (New Zealand) Pty Ltd. (50%).

The Company has approximately $17,000 in required exploration expenditure for the remainder of the 2003 fiscal year.

h PEP 38746

The Company has a 25% participating interest in, and is operator of, Petroleum Exploration Permit 38746 (“PEP 38746”), which was granted on August 8, 2002. The other participants in PEP 38746 are Magellan Petroleum (NZ) Ltd (25%), Tap (New Zealand) Pty Limited (25%) and AWE New Zealand Pty Ltd (25%).

As at June 30, PEP 38746 is in good standing with respect to its work commitments, and requires the Company to incur $220,000 of drilling expenditure for late 3rd/early 4th quarter of the 2003 fiscal year.

i PEP 38738

The Company has a 33.5% participating interest in, and is operator of, Petroleum Exploration Permit 38738 (“PEP 38738”), which was originally granted on January 15, 2000 and was acquired by the Company in October 2002 in return for the grant of a 25% net profits royalty. The other participants in PEP 38738 are Cheal Petroleum Limited (33.5%) and IRM (Malaysia) Inc. (33%).

The burden of the royalty at balance date was shared by the Company, Cheal Petroleum, and IRM in their participating interest shares, except that in relation to production from the Cheal prospect, the Company and Cheal Petroleum will each receive a 3.5% ad valorem royalty from IRM while retaining a 50% burden of the 25% accounting profits royalty. Subsequent to balance date the Company purchased back its royalty on behalf of itself and IRM.

The participants are re-entering the Cheal-1 well, drilled in 1995 by the then permit holder, and which tested oil and gas from a shallow secondary target. A short test of the Cheal-1 well, aimed at establishing the potential for commercial development, commenced May 2003. The initial test flowed gas and oil at unstablised rates. Further testing will be undertaken before the end of 2003, which the Company estimates will be a further $80,000 of expenditure to the Company.

j PEP 38736

The Company has a 45% participating interest in, and is operator of, Petroleum Exploration Permit 38736 (“PEP 38736”), which was granted on July 14, 1999. The other parties are Claire Energy Pty Limited (25%) and Tap (New Zealand) Pty Limited (30%).

The Company was required to drill a well by July 14, 2002 and has fulfilled this obligation by drilling the Kahili-1 well during December 2001 and January 2002. The well successfully recovered oil during an open-hole test. Sales of this oil totalled $11,213 from approximately 428 barrels. Kahili-1A was directionally drilled to test an up-dip location in October 2002, but the target sands were found to be faulted out in this well bore. The Kahili-1B sidetrack was drilled in November 2002, and encountered a 115 feet gross hydrocarbon column in the Tariki sandstone. Analysis of pressure data from flow testing carried out on the uppermost 50 feet of this zone indicates sufficient gas-condensate reserves to justify development.

A review of the development options was completed subsequent to balance date and a development contract is being finalised. It is anticipated that the development will come on stream in late March/early April 2004.

As at June 30, 2003, PEP 38736 is in good standing with respect to its work commitments and does not require the Company to incur minimum exploration expenditures for the remainder of the 2003 fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

k PEP 38748

The Company has a 25% participating interest in, and at June 30, 2003 was operator of, Petroleum Exploration Permit 38748 (“PEP 38748”), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%) and Tap (New Zealand) Pty Limited (50%).

An application to extend the area of this permit to encompass some adjoining areas previously covered by PEP 38723 was approved by the Government on February 13, 2003.

A 3D seismic survey was conducted over PEP 38748 and adjacent permit areas in the first quarter 2003. Data processing continues as at balance date.

Subsequent to balance date, operatorship was transferred to TAP (New Zealand) Pty Limited.

As at June 30, 2003, PEP 38748 is in good standing with respect to its work commitments. The Company expects to incur approx. $26,000 for the remainder of the 2003 fiscal year.

l PEP 38480

The Company has a 75% participating interest in, and is operator of, Petroleum Exploration Permit 38480 (“PEP 38480”), which was granted on August 8, 2002. The other participant is Durum Energy (New Zealand) Limited (25%). PEP 38480 is situated offshore, in the northern Taranaki Basin.

In February 2003 the company undertook a 2D seismic programme to detail prospects in the permit area. Subsequent to balance date, these data are under analysis.

As at June 30, 2003, PEP 38480 is in good standing with respect to its work commitments, and does not require the Company to incur minimum exploration expenditures for the remainder of the 2003 fiscal year.

m PEP 38753

The Company has a 30% participating interest in, and is operator of, Petroleum Exploration Permit 38753 (“PEP 38753”), which was granted on August 8, 2002. The other parties are Magellan Petroleum (NZ) Limited (25%), Krystal Corporation Pte Ltd (20%) and Tap (New Zealand) Pty Limited (25%). On May 30, 2003 the Company reduced its interest from 50% to 30% by a farm out to Krystal Corporation Pte Ltd.

Seismic reprocessing and interpretation was completed in early 2003, as precursor work to the drilling of an exploration well in late 3rd/early 4th quarter, 2003.

As at June 30, 2003, PEP 38753 is in good standing with respect to its work commitments, and requires the Company to incur $230,000 drilling expenditure for the remainder of the 2003 fiscal year. Subsequent to balance date, the Wawiri-1 well was drilled to 1341m (4,400 feet), but was unsuccessful and was plugged and abandoned.

n PPP 38761

The Company has a 27.5% participating interest in, and is operator of, Petroleum Prospecting Permit 38761 (“PPP 38761”), which was granted on February 13, 2003. The other parties are Magellan Petroleum (NZ) Limited (12.5%), Tap (New Zealand) Pty Limited (50%) and Durum Energy (New Zealand) Ltd (10%). The term was set as the earlier of one year after grant or the closing of bids for acreage which includes the area covered by this permit. Such bids have now been invited, the closing date for which is October 31, 2003, so PPP 38761 expires on that date. The joint venture participants intend to bid for this acreage.

The Company has completed a 3D seismic survey over PPP 38761 and adjacent permit areas, and continues to process the resultant data. The Company expects to incur $10,000 of expenditure for the remainder of the permit.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

AUSTRALIA

Unless otherwise indicated, offshore exploration permits granted in Australia provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for an unlimited number of five-year terms over one-half of the remaining area at each renewal. The participants can apply for extensions or reductions of the committed work programs for the permits under certain circumstances. Any production permits granted will be for a term of 21 years from the date of issue, renewable for a further 21 years. In addition to general Australian taxation provisions, most offshore permits, including all of the Company’s Australian permits, are subject to Petroleum Resource Rent Taxation at the rate of 40% on a project’s net income after deduction of allowable project and exploration expenditures, with Project expenditures compounded forward at the Long-term Bank Rate (“LTBR”) plus 1.05%.

o AC/P19

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 19 (“AC/P 19”) which was granted on May 30, 1997, and is now to expire December 29, 2003. AC/P 19 and AC/P 31 are subject to a maximum 5% carried interest option to Lonman Pty Ltd, convertible, if exercised, to an equivalent participating interest upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

The Company has completed the work program required for the first five years, including acquiring, during January 2002, a further 90km of seismic data to firm up the Ursa prospect for drilling. Processing of this data continues. Suspension of the permit obligations until end 2002 was sought and granted in June 2002, allowing time to complete technical evaluations. Year 6 of the permit is now calendar 2003. The Company has requested an extension of the permit term for 7 months to July 2004 which, if granted will enable the requirement to complete a further program including drilling one exploration well by December 2003, to be completed by July 2003 instead of the present December 2003.

As at June 30, 2003, AC/P 19 is in good standing with respect to its work commitments. The Company’s share of work commitments for the 2003 fiscal year requires an estimated $5,336,000 of drilling expenditures to be incurred. The company is in the process of significantly reducing this expenditure by farmout or sale to a third party; otherwise the permit will be surrendered.

p AC/P31

The Company has a 100% participating interest in, and is the operator of, Ashmore-Cartier Permit 31 (“AC/P 31”), which was granted on September 12, 1999.

The Company is required to complete a further program including acquisition of a minimum of 20 kms of new 2D seismic in each of years 3 and 4 and the integration and interpretation of this into the existing database. Pending availability of a seismic vessel this is to be completed by September 11, 2003 (the end of permit year 4).

At June 30, 2003, AC/P 31 is in good standing with respect to its work commitments. The Company’s share of work commitments for the 2003 fiscal year requires an estimated $45,000 of permit maintenance and seismic expenditures to be incurred.

q AC/P26

The Company has a 50% participating interest in Ashmore-Cartier Permit 26 (“AC/P 26”), which commenced on February 26, 1998. The other participant in AC/P26 is Ashmore Oil Pty Ltd (50%) as operator (a wholly owned subsidiary of West Oil Pty Limited). Following the Anson North-1 well, AC/P 26 is subject to a maximum 1.5% carried interest option to Lonman Pty Ltd which is convertible to an equivalent participating interest, upon commencement of production through the reimbursement of past costs payable out of 50% of net production revenue.

By an agreement dated December 18 2001, Anadarko Petroleum Ltd (“Anadarko”) agreed to fund the entire cost of the obligation well due by May 25, 2002, for an option to take up a 75% interest in the permit. Anadarko drilled the Anson North-1 well in fulfillment of this obligation in February 2002. Subsequently, Anadarko decided not to exercise the option to take up an interest in the permit. Rossini and Anson West remain the preferred prospects in this permit and the results of Anson North do not degrade these prospects.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

At June 30, 2003, AC/P26 is in good standing with respect to its work commitments. The Company’s share of the committed work program for the remainder of the 2003 fiscal year does not require any minimum expenditure to be incurred.

PAPUA NEW GUINEA

Petroleum prospecting licences granted in Papua New Guinea provide for the exclusive right to explore for petroleum for an initial term of six years, renewable for a further five years over one-half of the original area, and the right to enter into a Petroleum Development Agreement upon a discovery. The Petroleum Development Agreement provides the right to produce any oil and gas discovered for a period of up to 25 years and may be extended for a further period of up to 20 years from discovery, subject to a maximum 22.5% participating interest that can be acquired by the Government of Papua New Guinea which includes a 2% participating interest that can be acquired by project landowners and affected local level government. The participants can apply for extensions or reductions of the committed work programs for the licences under certain circumstances (by way of an Application for Variation of the Work Program).

r PPL 192 (and APPL 235)

The Company had a 60% participating interest in, and was the operator of, Petroleum Prospecting Licence No. 192 (“PPL 192”), which was granted on January 28, 1997. The other participants of PPL 192 are Durum Energy (PNG) Ltd (20%), Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first three years to January 28th 2000, including acquiring seismic data. The Company and the other participants were required to drill one exploration well by January 28, 2002. The Company has been negotiating to replace the PPL 192 and PPL 215 licences with one new licence over the prospective areas of both licences, which will not require significant expenditures in the next 12 months. The application for the permit APPL 235 was at June 30, 2003 awaiting approval from the Papua New Guinea Department of Petroleum and Energy. Mosaic and Continental notified that they did not wish to take an interest in APPL 235, and Durum Energy (PNG) Ltd notified that they did not want to accept an award of the licence, so the interests in PPL 235 when awarded, subsequent to balance date, are 100% to the Company, who is operator of the new licence.

At June 30, 2003, PPL 192 was on hold with respect to its work commitments and did not require the Company to incur minimum exploration expenditures for the remainder of the 2003 fiscal year. PPL 192 was surrendered subsequent to balance date.. The Company’s work commitments for PPL 235 for the 2003 fiscal year, requires no exploration expenditures to be incurred, but in year 2 requires a well to be drilled at an estimated cost of $5,000,000. The Company would seek to fund this expenditure by farmout to third parties. PPL235 was awarded to the Company on August 29, 2003.

s PPL 215 (and APPL 235)

The Company had an 80% participating interest in, and was the operator of, Petroleum Prospecting Licence No. 215 (“PPL 215”) that was granted on May 6, 1999. The other participants of PPL 215 are Mosaic Oil Niugini Ltd (15%) and Continental Oil (PNG) Ltd (5%).

The Company and the other participants have completed the work program required for the first two years, including acquiring seismic data. This licence was being explored in conjunction with PPL 192 and the Company was negotiating to replace the PPL 192 and PPL 215 licences with one new licence over the prospective areas of both licences, which will not require significant expenditures in the next 12 months.

At June 30, 2003, PPL 215 was on hold with respect to its work commitments and did not require the Company to incur minimum exploration expenditures for the remainder of the 2003 fiscal year. Subsequent to balance date, this licence was surrendered and PPL 235 was awarded to the Company on August 29, 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

t PPL 228

The Company had a 10% participating interest in Petroleum Prospecting Licence No. 228 (“PPL 228”), which was awarded on July 26, 2001. The other participants in PPL 228 are Santos Ltd. (40%), as the operator, Victoria Petroleum N.L. (15%), First Australian Resources N.L. (12.5%), Highland Petroleum Ltd (12.5%) and Bligh Oil & Minerals N.L. (10%), through their respective PNG subsidiaries.

The licence includes part of the area of the previously held PPL 213 licence, in which the Tumuli-1 exploration well was drilled, and which was surrendered on June 18, 2001.

The PPL 228 joint venture has lodged a top file application for a further permit over a similar area. Once this is approved, PPL 228 will be surrendered.

u PRL 4 and PRL 5

The Company has a 7.5% participating interest in Petroleum Retention Licence No. 4 (“PRL 4”) that was awarded on September 1, 2000, over the Stanley discovery area, and PRL 5, which was awarded on February 15, 2000, over the Elevala and Ketu discoveries. The other participants in PRL 4 and PRL 5 are Santos Ltd. (35.25%), as the operator, Omega Oil N.L. (15%), Carnarvon Petroleum N.L. (15%), Bligh Oil & Minerals N.L. (7.25%) and SPI Ltd. (20%), through their respective PNG subsidiaries.

At June 30, 2003, PRL 4 and 5 are in good standing with respect to work commitments and require the Company to incur minimum exploration expenditures of $2,000 for the remainder of the 2003 fiscal year.

NOTE 5 – RELATED PARTY TRANSACTIONS

a The Company entered into an agreement with Trans-Orient Petroleum Ltd. (“Trans-Orient”) to acquire all of its participating interests in 13 oil and gas permits and licences effective January 1, 2000. The total consideration to Trans-Orient originally included the grant of gross overriding royalties over any future production and the issuance of 836,845 units in the Company, with an agreed value of $2.50 per unit. Each unit consisted of one common share and a two year share purchase warrant (an “A” Warrant), exercisable at a price of $2.50 in the first year and $3.75 in the second year. The warrant also stipulated that if a commercial petroleum discovery is made on any of the permits transferred from Trans-Orient under the agreement, the Company was required to issue Trans-Orient additional one year warrants (“B” Warrants) to acquire additional shares at a price of $7.50 per share, equal to the number of original “A” warrants exercised.

In January 2002, the parties agreed to vary that agreement to assign the gross overriding royalties from Trans-Orient to the Company, in exchange for the terms of the warrants issued to Trans-Orient being amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. In addition, series “B” warrants to be acquired in the event of discovery, equal in number to the number of “A” warrants exercised, were repriced to $2.50 and will expire on the later of 31 December 2003 or one year after issuance. The fair value of the royalties is nominal. From the properties originally transferred, only PEP 38256, PRL 4 & 5 and AC/P 26 remain prospective and liable to be affected by the “B” Warrant requirements.

b Due from Related Parties

At June 30, 2003, the Company is owed $17,014 (December 31, 2002: $52,065 and December 31, 2001: $28,395) by certain public companies with directors, officers and/or principal shareholders in common with the Company. This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

c Oil and Gas Properties

Certain participants of oil and gas properties have directors, officers and/or principal shareholders in common with the Company. These participants are AMG Oil Ltd., TAG Oil Ltd. (formerly called Durum Cons. Energy Corp.) and Gondwana Energy, Ltd.

Refer to Note 4 d

Other

During the six months to June 30, 2003, the Company incurred $94,505 (Six months to June 30, 2002 – $77,465; 2002 fiscal year – $152,177; 2001 fiscal year $111,942) in remuneration to the President of the Company and $14,631 (Six months to June 30, 2002 – $13,967; 2002 fiscal year –$24,245; 2001 fiscal year $21,581) in rent to a trust in which the President of the Company is a trustee. Also during the six months to June 30, 2003, $52,189 (Six Months to June 30, 2002 $44,401; 2002 fiscal year- $104,179; 2001 fiscal year $60,835) was paid to J M Lean, the President of the Company’s spouse, in her role as Corporate Affairs Manager.

All other directors received a total remuneration of $6,476 during the six months to June 30, 2003. (Six months to June 30, 2002 – $800; 2002: $12,001; 2001: $Nil)

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the consideration established and agreed to by the related parties.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

a Work Commitments

The Company participates in oil and gas exploration and development operations jointly with third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments under various agreements for the remainder of the 2003 fiscal year is approximately $6,300,000. The Company is seeking to significantly reduce this commitment by farm out and extension of AC/P19 commitment of $5,336,000. Should the company be unsuccessful in achieving a satisfactory farm out arrangement or extension, then the permit will be relinquished.

The Company’s commitments under licence obligations are summarized as follows:

PERIOD	COMMITMENT

To December 31, 2003	6,300,000
More than 6 months and within 18 months	1,118,000
More than 18 months and within 30 months	7,250,000
More than 30 months and within 42 months	–
More than 42 months	–
14,668,000

This is the Company’s share of commitments as recorded on various licence documents, but the Company intends to “Farm-Out” major expenditures, as explained in Note 1, and will either Farm-out interests in those licences, renegotiate terms of the licence or relinquish its interest, so that its share of expenditures required to be funded will not necessarily be the full amount of the commitment listed above. Alternatively, the Company may seek further investor funds to meet the commitments listed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

b Capital Commitments

On June 30, 2003, the Company entered into a conditional agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits. The Company agreed to purchase interests in PEP 38716, PEP 38728 and PEP 38718 directly and to purchase all of the shares in Bligh Oil & Minerals NZ Limited, and buy back Horizon’s royalty interest in PEP 38738. The total price of approximately US$575,000 agreed to be paid to 20% upon completion and the remainder ninety days later. Two permit interests would be new to the Company – 10% of PEP 38718 and 48% of PEP 38728. Two others consolidate interests already held by the Company – a further 28.34% of PEP 38716 and a net revenue interest in PEP 38738. The transactions are all subject to governmental consent. The interests in PEP 38718 and PEP 38728 were subject to the relevant co-venturers’ rights to pre-empt the purchase, which, in the case of PEP38728 only, were exercised (therefore the Company will not now be purchasing the interest in PEP38728). This reduces the total purchase price, as does a further agreement with IRM Malaysia (a joint venture participant in PEP 38738) to make payment towards the buy back and part-cancellation of the royalty over PEP38738.

c Contingencies

A subsidiary of the Company, Ngatoro Energy Limited (NEL) was named as defendant in a claim by Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited in relation to its interest and operations in respect of the Ngatoro petroleum mining permit (PMP 38148) in Taranaki.

The GPAC claim was for between five to ten million dollars and is primarily to the effect that NEL is in breach of contract and in breach of certain duties to its co-venturer in respect of the Goldie sole risk discovery. Counsel was engaged and NEL filed statements of defence and counterclaim.

The case was heard in the High Court, Wellington New Zealand and concluded on April 4, 2003. Judgment was delivered on May 30, 2003. The Court held in favour of NEL on 8 causes of action, ruling that NEL is entitled to the full $NZ18.6 million by way of sole risk premium before GPAC receives its 40.43% of subsequent revenue, and NEL is entitled to a further premium of NZ$9.7million from the share attributable to New Zealand Oil and Gas Limited. Thereafter NEL will be entitled to its 5% interest. NEL is not required to sell the gas to GPAC.

The Court ruled in favour of GPAC on three causes of action, including that the Goldie operation should have been conducted as a sub joint venture after the GPAC post discovery funding had been contributed, before recovery of the Sole Risk premium. It further found that NEL, as operator, had wilfully or recklessly disregarded the rights of GPAC in that sub-joint venture and therefore, under the joint venture contract, is susceptible to removal as operator. Three matters were left undecided, for further argument and in some cases evidence, if required. Those matters relate two claims by GPAC, for compensatory and exemplary damages, and the question of costs.

On August 7, 2003 the Company entered into a conditional agreement with Greymouth Petroleum Holdings Limited (GPHL) which released both parties from any claims and liabilities between each party. This agreement went unconditional on September 26, 2003. On October 3, 2003 the Company paid GPHL a consideration of $2million under this agreement.

For further details, see Note 4 – PMP 38148.

d Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities.

e Environmental Laws and Regulations

The Company is not aware of any events of noncompliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

NOTE 7 – COMMON STOCK

a Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	NUMBER
	OF SHARES	AMOUNT – $
Issued and fully paid:
Balance at December 31, 2000	6,489,324	19,478,365
Issued during the 2001 year	–	–

Balance at December 31, 2001	6,489,324	19,478,365
Issued during the 2002 year	1,250,000	1,000,000

Balance at December 31, 2002	7,739,324	20,478,365
Issued during the six months June 30, 2003	–	–

Balance at June 30, 2003	7,739,324	20,478,365

On September 12, 2002, 1,250,000 shares and the same number of two-year warrants were issued, under a private financing arrangement, agreed with a group of investors led by Mr Alex Guidi, a current shareholder of the Company and the controlling shareholder of Trans-Orient Petroleum Ltd., an affiliate of the Company. The financing consisted of a placement of 1,250,000 units at US80c per unit comprising a common share and a two year share purchase warrant exercisable at US90c in the first year and US$1.15 in the second, to raise a total of US$1 million. The securities have a one-year hold period and there were no brokerage fees payable in connection with the financing.

b Incentive Stock Options

The Company may grant incentive stock options to its officers, directors, employees and consultants, for the purchase of shares in the Company. Stock options are in consideration for services and are non-transferable. The Board of Directors of the Company determines the exercise price. Options have a maximum term of five years and terminate 45 days after the termination of employment or other contracting arrangement of the option holder. Vesting of options may be made at the time of granting of the options or over a period of up to 18 months as set out in each option agreement. Once approved and vested, options are exercisable at any time until expiry or termination as above.

The following stock options were outstanding at June 30, 2003:

NUMBER	TYPE OF OPTION	DATE FULLY	NUMBER	EXERCISE	EXPIRY
OF SHARES		VESTED	JUNE 30, 2003	PRICE PER	DATE
				SHARE
300,000	Performance shares			$1.00	Oct 15, 2007

150,000	Vesting	Apr 15, 2004	75,000	$1.00	Jul 6, 2005
200,000	Non Vesting	–	200,000	$1.00	Jul 6, 2005
400,000	Vesting	Apr 15, 2004	287,500	$1.00	Jul 6, 2005
160,000	Vesting	Apr 15, 2004	100,300	$1.25	Jul 6, 2005
50,000	Vesting	Oct 15, 2003	37,500	$1.25	Jul 6, 2005
100,000	Vesting	Oct 15, 2003	75,000	$1.25	Oct 15, 2007
50,000	Vesting	Apr 15, 2004	25,000	$1.25	Oct 15, 2007
95,000	Vesting	Apr 15, 2004	59,250	$1.25	Mar 26, 2006
1,505,000			859,550

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

The weighted average exercise price for options outstanding at June 30, 2003 is $1.06 (December 31, 2002: $1.08 and December 31, 2001: $1.25). No options were exercised during the six months to June 30, 2003.

The weighted average exercise price for options fully vested at June 30, 2003 is $1.09 (December 31, 2002: $1.09 and December 31, 2001: $1.25). No options were exercised during the six months to June 30, 2003.

A summary of stock option activities for the years presented is as follows:

DESCRIPTION	NUMBER	EXERCISE PRICE
OF ACTIVITY	OF SHARES	PER SHARE

Outstanding at December 31, 2000	1,133,600	$2.50 – 3.00
Granted in 2001: vesting	71,200	$2.50
Cancelled in 2001: vesting	(36,800)	$2.50
Outstanding at December 31, 2001	1,168,000	$1.25
Granted in 2002: vesting	100,000	$0.90
Granted in 2002: vesting	526,000	$1.00
Granted in 2002: vesting	267,000	$1.25
Cancelled in 2002: non-vesting	(200,000)	$1.25
Cancelled in 2002: vesting (lapsed)	(56,000)	$1.25
Outstanding at December 31, 2002	1,805,000	$0.90 – 1.25
Cancelled in 2003: vesting (lapsed)	(200,000)	$1.25
Cancelled in 2003: vesting (lapsed)	(100,000)	$0.90

	1,505,000	$1.00 – 1.25

In addition to the above movement in options outstanding during the year, with effect from October 15, 2002, the vesting terms of existing options were varied and some options were repriced.

The stock option compensation cost recognized as an expense for the six months ended June 30, 2003 is $133,171 (twelve months ended December 31, 2002: $274,080 and 2001: Nil). This cost is based on the estimated fair value of all options that were issued during 2002, using the Black-Scholes option-pricing model, amortized over the vesting period using the following weighted-average assumptions:

Expected dividend yield	0.00%
Expected price volatility	96.00%
Risk-free interest rate	3.55%
Expected life of option	1.8 to 2 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

c Share Purchase Warrants

The following share purchase warrants to purchase shares of the Company are outstanding at June 30, 2003:

NUMBER	PRICE	EXPIRY
OF SHARES	PER SHARE	DATE

Warrants:
200,000	$2.00[3]	Jul 3, 2003
1,250,000	$0.90[1]	Sep 12, 2004
Series A Warrants[2]
836,845	$1.40	Dec 31, 2003
2,286,845

1	The price per share of the Warrants issued on Sept 12, 2002 increases to $1.15 for the period September 12, 2003 to September 12, 2004.
2	Upon a commercial discovery in one of the properties purchased from Trans-Orient Petroleum Ltd., for each Series A warrant exercised, a Series B warrant will be issued exercisable at a price of $2.50 per share for a period of one year from the issuance date, but no later than December 31, 2004.
3	On July 3, 2003 these warrants lapsed with out being exercised

A summary of share purchase warrant activities for the years presented is as follows:

DESCRIPTION	NUMBER	EXERCISE PRICE
OF ACTIVITY	OF SHARES	PER SHARE

Outstanding at December 31, 2000	1,226,845	$2.00 – 2.50
Granted/(cancelled) in 2001	–	–
Outstanding at December 31, 2001	1,226,845	$2.00 – 3.75
Granted in 2002	1,250,000	$0.90
Cancelled in 2002	(190,000)	$2.00
Outstanding at December 31, 2002[1,2]	2,286,845	$0.90 – 2.00
Granted in 2003	–	–
Cancelled in 2003	–	–
Outstanding at June 30, 2003[1,2]	2,286,845	$0.90 – 2.00
  In January 2002, the terms of the “A” and “B” Warrants were amended to extend the availability of the first year price to 31 December 2002 and the second year price to 31 December 2003, and to reprice the “A” warrants to $1.25 and $1.40 respectively. As well, the additional “B” warrants to be available in the event of a discovery, equal in number to the original number of warrants exercised, were repriced to $2.50. As the issue of the B Warrants is conditional, they are not included in the number of warrants outstanding.

  During the fiscal 2002 year, previously granted warrants to purchase 190,000 shares at a price of $2.00 per share lapsed without exercise. The expiry date for warrants to purchase 200,000 shares in the Company at a price of $2.00 was extended for one year, on July 3, 2002, to July, 3 2003. 1,250,000 warrants to purchase shares of the Company were issued on Sept 12, 2002, exercisable at a price of $0.90 to Sept 12, 2003 and $1.15 to Sept 12, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

NOTE 8 – EARNINGS/(LOSS) PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the period ending:

FOR THE PERIOD ENDING	30-6-2003	30-6-2002	31-12-2002	31-12-2001
	SIX MONTHS	SIX MONTHS	12 MONTHS	12 MONTHS
		(UNAUDITED)

Numerator, net profit/ (loss) to date	(941,137)	559,176	(2,826,770)	1,108,799
Denominator:
Weighted-average number of
shares – basic	7,739,324	6,489,324	6,869,461	6,489,324
Basic earnings/(loss) per share	($0.12)	$0.09	($0.41)	$0.17

Denominator:
Weighted-average number of
shares – diluted	7,739,324	6,489,324	6,869,461	6,680,384
Diluted earnings/(loss) per share	($0.12)	$0.09	($0.41)	$0.17

Due to net losses incurred for the 2003, and 2002 years, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive for those years.

NOTE 9 – ISSUE OF SPECIAL CLASS SHARES OF SUBSIDIARY

On June 18, 2003, a private placement in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited (IPENZ), was made to certain private investors for the issue of 1,500,000 Special Class shares in that company, for a total of NZ$1,500,000 (approx. US$873,618). Such shares confer no voting rights, but do confer the right to convert such shares to common shares of IPENZ in the event of a listing of and issue of other common shares in IPENZ on the New Zealand Stock Exchange, at a 40% discount to the offering price of other shares then sold to the public in conjunction with the listing. If the listing does not proceed, the subscription agreement provides the right, at the option of the special class shareholder, to either (i) receive twice the shares’ paid up value in redemption dividends, paid out of 20% of IPENZ’s production income or (ii) exchange such Special Class shares for common shares in the Company at the higher of 80% of prevailing market and $0.75 per common share of the Company.

These shares have been classified as a liability rather than equity on the basis that they confer no voting rights and are repayable via the various options noted above. As at June 30, 2003 the carrying cost and estimated fair value of the shares were the same.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

NOTE 10 – INCOME TAXES

No income taxes are currently payable by the Company in any of the jurisdictions in which it operates. A reconciliation between the tax cost, using the Canadian statutory income tax rate of 39.12% (44.12% for the fiscal 2001 year) and the provision for income taxes is as follows:

FOR THE PERIOD ENDING	30-6-2003	30-6-2002	31-12-2002	31-12-2001
	SIX MONTHS	SIX MONTHS	12 MONTHS	12 MONTHS
		(UNAUDITED)

Net profit/ (loss) for the year before tax	(941,137)	559,176	(2,826,770)	1,108,799
Provision for / (benefit of) tax at
Canadian Statutory rate (39.12%)	(368,173)	218,750	(1,105,832)	489,202
Effect of varying tax rates in
other jurisdictions	37,583	(13,388)	118,638	(97,059)
Permanent differences	90,743	46,820	152,940	40,904
Benefit of prior year losses realized	–	–	–	(573,971)
Increase in valuation allowance	239,847	(252,182)	834,254	140,924
Income Tax Provision	–	–	–	–

In Canada the Company has non-capital losses of approximately Cdn$2.23 million (December 31, 2002 – Cdn$2.02 million and December 31, 2001 – Cdn$1.87 million) available for future deduction from taxable income derived in Canada, which expire as follows:

2003		662,559
2004		–
2005		153,875
2006		131,714
2007		286,535
2008		382,213
2009		405,459
2010		212,146
	Cdn$	2,234,501

In addition, in Canada, at June 30, 2003, the Company has approximately Cdn$1.63 million (December 31, 2002 – Cdn$1.63 million and December 31, 2001 – Cdn$1.63 million) of resource and other unused tax pools to offset future taxable income derived in Canada. The Company also has losses and deductions of approximately NZ$20.96 million (December 31, 2002: NZ$17.45 million and December 31, 2001: NZ$18.22 million) available to offset future taxable income derived in New Zealand, Australia and Papua New Guinea. Tax losses reported at December 31, 2002 of NZ$25.94m have been revised down to NZ$17.45m. The below valuation allowance has also been amended to reflect this revision.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

Significant components of the Company’s deferred tax assets are comprised of the following at June 30, 2003 calculated at 39.12% (December 31, 2002 39.12% and December 31, 2001 44.12%):

	2003	2002	2001
	JUNE	DECEMBER	DECEMBER

Resource and other unused tax pools	473,214	404,372	456,056
Net operating loss carry-forwards	4,676,124	3,525,683	4,745,112
	5,149,338	3,930,055	5,201,168
Valuation allowance	(5,149,338)	(3,930,055)	(5,201,168)

	–	–	–

A valuation allowance has been established, and accordingly, no benefit has been recognized for the Company’s net operating losses and deferred tax assets. The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the future tax assets such that a full valuation allowance has been recorded. These factors include the Company’s recent history of net losses and the expected near-term future losses. The Company will continue to assess the realizability of the future tax assets based on actual and forecasted operating results.

The increase in the valuation allowance of $1,219,283 is attributed to the following:

– current year provision	239,847
– timing differences not booked	979,436
1,219,283

NOTE 11 – PREPAID GAS REVENUE

On April 2, 2003, a gas prepayment agreement was entered into with a New Zealand company, NGC New Zealand Limited (NGC), whereby NGC provided NZ$2,000,000 (US$1,164,824) to be drawn down towards the Company’s ongoing exploration programs. This money was received on April 3, 2003. In return NGC are able to receive a pre-purchase of the first NZ$2,000,000 of gas supplied by the Company to NGC, under contracts to be negotiated at then prevailing market rates. The Company will negotiate in the first instance with NGC, and if no contract is entered into within a certain time period after notification, the Company is free to seek other markets for the gas. If the amount is not discharged through gas sales to NGC over a ten year period, it must either be repaid by the Company or may be converted into share equity in one of the Company’s New Zealand subsidiaries, Indo-Pacific Energy (NZ) Limited. The prepayment is secured under a registered charge over Millennium Oil and Gas Ltd’s 25% interest in the Kahili joint venture PEP 38736.

As at June 30, 2003, the Company has sold no gas to NGC. As at June 30, 2003 the carrying cost and estimated fair value of the prepaid gas was the same.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

NOTE 12 – SUBSEQUENT EVENTS

a Material Contract

On June 30, 2003, the Company entered into a conditional agreement with an Australian company, Horizon Oil NL, to purchase its equity interests in several onshore Taranaki (New Zealand) permits. The Company agreed to purchase interests in PEP 38716, PEP 38728 and PEP 38718 directly and to purchase all of the shares in Bligh Oil & Minerals NZ Limited, and buy back Horizon’s royalty interest in PEP 38738. The total price of approximately US$575,000 agreed to be paid to 20% upon completion and the remainder ninety days later. Two permit interests would be new to the Company – 10% of PEP 38718 and 48% of PEP 38728. Two others consolidate interests already held by the Company – a further 28.34% of PEP 38716 and a net revenue interest in PEP 38738. The transactions are all subject to governmental consent. The interests in PEP 38718 and PEP 38728 were subject to the relevant co-venturers’ rights to pre-empt the purchase, which, in the case of PEP38728 only, were exercised (therefore the Company will not now be purchasing the interest in PEP38728). This reduces the total purchase price, as does a further agreement with IRM Malaysia (a joint venture participant in PEP 38738) to make payment towards the buy back and part-cancellation of the royalty over PEP38738.

b Sale of Interest in PMP 38148 and Release of Legal Proceedings

On August 11, 2003, the Company agreed to sell its interest and entitlement to petroleum in PMP 38148 to Greymouth Petroleum Acquisition Company Limited (GPAC) and Southern Petroleum (Ohanga) Limited for $5million. This sale went unconditional on 26 September 2003, following receipt of regulatory approval, and was completed on October 3, 2003.

On August 7, 2003 the Company entered into a conditional agreement with Greymouth Petroleum Holdings Limited (GPHL) which released both parties from any claims and liabilities between each party. The agreement went unconditional on September 26, 2003. On October 3, 2003 the Company made payment to GPHL a consideration of $2million for this release.

c Canterbury Offshore PEP 38258

On August 18, 2003 the Company was awarded a 75% participating interest and operatorship in Petroleum Exploration Permit 38258. The other participant is Durum Energy (New Zealand) Ltd (25%). Term of the permit is initially for five years effective August 18, 2003. PEP 38258 is situated offshore in the Canterbury Basin.

The permit does not require the Company to incur minimum exploration expenditure for the remainder of the 2003 fiscal year.

d Lapse of Securities

Warrants to purchase 200,000 shares of the Company at a price of $2.00 previously granted lapsed without being exercised, on July 3, 2003 due to them not being exercised.

Mr David McDonald’s 100,000 options lapsed without being exercised, on August 3, 2003, due to his retirement as a director of the Company.

There were no other events subsequent to June 30, 2003, (other than those disclosed in Note 4) which would have a significant effect on these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

NOTE 13: SEGMENTED INFORMATION

The Company operates in the one industry: petroleum exploration and production. It operates in several geographical regions, therefore information on country segments is provided as follows.

For six months to June 30, 2003:

	CANADA	NEW ZEALAND	AUSTRALIA	PNG	TOTAL COMPANY

Production Income:
Revenue	–	161,102	–	–	161,102
Production expenses	–	(119,090)	–	–	(119,090)
Net Production Income	–	42,012	–	–	42,012
Interest income	1,859	13,799	–	–	15,658
Administrative expenses	(193,864)	(652,249)	(1,229)	(2,763)	(850,105)
Stock compensation
expense	(133,171)	–	–	–	(133,171)
Write-off of oil and
gas properties	–	(15,531)	–	–	(15,531)
Net income/(loss)	(325,176)	(611,969)	(1,229)	(2,763)	(941,137)

Oil and Gas properties	–	5,253,700	966,573	2,064,781	8,285,054
Office Assets	–	17,515	–	–	17,515
Due from Related Parties	–	7,453	(1,126)	10,687	17,014
Other Non-current Assets	–	–	–	–
Current Assets	402,715	2,147,285	12,264	19,648	2,581,912
Total Assets	402,715	7,425,953	977,711	2,095,116	10,901,495

Specific Items:
Amortization expense	–	11,054	–	–	11,054
Purchase of property
and equipment	–	(114)	–	–	(114)

For six months to June 30, 2002 (Unaudited):
	CANADA	NEW ZEALAND	AUSTRALIA	PNG	TOTAL COMPANY
Production Income:
Revenue	–	1,270,053	–	–	1,270,053
Production expenses	–	(526,664)	–	–	(526,664)
Net Production Income	–	743,389	–	–	743,389
Interest income	3,589	15,139	–	–	18,728
Administrative expenses	(78,803)	(114,281)	(2,227)	(7,630)	(202,941)
Write-off of oil and
gas properties	–	–	–	–	–
Net income/(loss)	(75,214)	644,247	(2,227)	(7,630)	559,176

Specific Items:
Amortization expense	–	(7,535)	–	–	(7,535)
Purchase of property
and equipment	–	(15,665)	–	–	(15,665)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

For Year to December 31, 2002:

	CANADA	NEW ZEALAND	AUSTRALIA	PNG	TOTAL COMPANY

Production Income:
Revenue	–	1,845,925	–	–	1,845,925
Production expenses	–	(1,063,503)	–	–	(1,063,503)
Net Production Income	–	782,422	–	–	782,422
Interest income	8,301	21,217	–	–	29,518
Administrative expenses	(300,082)	(250,709)	(11,973)	(18,132)	(580,896)
Stock compensation
expense	(274,080)	–	–	–	(274,080)
Write-off of oil and
gas properties	–	(2,532,027)	(230,778)	(20,929)	(2,783,734)
Net income/(loss)	($565,861)	($1,979,097)	($242,751)	($39,061)	(2,826,770)

Oil and Gas properties	–	4,508,660	966,635	2,047,873	7,523,168
Office Assets	–	28,455	–	–	28,455
Due from Related Parties	–	55,410	24,474	(27,819)	52,065
Other Non-current Assets	–	–	–	–	–
Current Assets	516,174	1,625,263	10,013	6,807	2,158,257
Total Assets	516,174	6,217,788	1,001,122	2,026,861	9,761,945

Specific Items:
Amortization expense	25,974	27,033	–	–	53,007
Purchase of property
and equipment	–	(11,529)	–	–	(11,529)

For Year to December 31, 2001:
	CANADA	NEW ZEALAND	AUSTRALIA	PNG	TOTAL COMPANY
Production Income:
Revenue	–	3,744,036	–	–	3,744,036
Production expenses	–	(1,288,105)	–	–	(1,288,105)
Net Production Income	–	2,455,931	–	–	2,455,931
Interest income	25,788	69,166	–	–	94,954
Administrative expenses	(261,747)	(451,736)	(7,020)	(15,121)	(735,624)
Write-off of oil and
gas properties	–	(678,352)	(20,299)	(7,811)	(706,462)
Net income/(loss)	(235,959)	1,395,009	(27,319)	(22,932)	1,108,799

Oil and Gas properties	–	5,167,589	926,882	1,999,270	8,093,741
Office Assets	26,341	43,862	–	–	70,203
Due from Related Parties	–	28,395	–	–	28,395
Other Non-current Assets	–	–	–	–	–
Current Assets	569,475	3,117,350	4,933	7,081	3,698,839
Total Assets	595,816	8,357,196	931,815	2,006,351	11,891,178

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

	CANADA	NEW ZEALAND	AUSTRALIA	PNG	TOTAL COMPANY

Specific Items:
Amortization expense	27,808	39,534	–	–	67,342
Purchase of property
and equipment	–	(12,710)	–	–	(12,710)

NOTE 14 – DIFFERENCES BETWEEN NEW ZEALAND AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with New Zealand generally accepted accounting principles (“NZ GAAP”) except for the following differences:

a Stockholders’ Equity

i CONTRIBUTED SURPLUS

Under Canadian GAAP, the CICA issued a new accounting pronouncement that applies to the Company with respect to the 2002 and subsequent years. The general effect of the pronouncement is that it:

1	requires stock options issued, or repriced in the 2002 or subsequent years, to non-employees to be measured and recognised in the financial statements using a fair value based approach. For stock options issued to employees the Company has elected for Canadian GAAP purposes to also measure and recognise the options in the financial statements using a fair value approach, and

2	requires disclosure in its financial statements of various details relating to options issued.

For Canadian reporting purposes this has resulted in a stock option compensation cost of $133,171 for the six months to June 30, 2003 (fiscal year 2002: $274,080 and fiscal year 2001: Nil) being recorded in these financial statements.

For purposes of NZ GAAP, there is no requirement to record the cost of stock options issued

ii BALANCE SHEET

The effects of Note 14(a) i) on Accumulated Deficit and Contributed surplus are as follows:

AS AT	30-6-2003	31-12-2002	31-12-2001
	SIX MONTHS	12 MONTHS	12 MONTHS

Accumulated deficit under Canadian GAAP	(12,315,214)	(11,374,077)	(8,547,307)
Add back compensation stock (Canadian GAAP)	407,251	274,080	–
Accumulated deficit under NZ. GAAP	(11,907,963)	(11,099,997)	(8,547,307)
Contributed surplus under Canadian GAAP	407,251	274,080	–
Less compensation stock (Canadian GAAP)	(407,251)	(274,080)	–
Contributed surplus under NZ. GAAP	–	–	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(EXPRESSED IN UNITED STATES DOLLARS)
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND TWELVE MONTHS ENDED DECEMBER 31, 2002 AND 2001

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

b Net Profit/(Loss) for the Year

The following are the effects of Note 14 (a) on Net Profit/(Loss) for the 2003 and 2002 six months, 2002 and 2001 fiscal years:

FOR THE PERIOD ENDING	30-6-2003	30-6-2002	31-12-2002	31-12-2001
	SIX MONTHS	SIX MONTHS	12 MONTHS	12 MONTHS
		(UNAUDITED)

Net profit/(loss) for the year under
Canadian GAAP	(941,137)	559,176	(2,826,770)	1,108,799
Add back Canadian GAAP
compensation cost	133,171	–	274,080	–
Net profit/(loss) for the year NZ GAAP	(807,966)	559,176	(2,552,690)	1,108,799

CONSOLIDATED STATEMENT OF CASH FLOWS

c Cash Flows from Operating Activities

The Statement of Cash Flows is presented in Canadian GAAP using the indirect method. NZ GAAP under FRS 10 requires the direct method to be used. Cash Flows for operating activities under the direct method is as follows:

FOR THE PERIOD ENDING	30-6-2003	30-6-2002	31-12-2002	31-12-2001
	SIX MONTHS	SIX MONTHS	12 MONTHS	12 MONTHS
		(UNAUDITED)
Operating Activities
Cash inflows
Oil and gas proceeds	1,325,926	817,275	2,047,059	3,542,880
Interest received	15,658	18,728	29,518	94,954
Cash outflows
Payments to suppliers
and employees	(504,425)	(986,986)	(2,751,930)	(1,411,764)
Net GST payments	(39,108)	(55,371)	(12,703)	48,504
Net cash inflows (outflows) for
operating activities	798,051	(206,354)	(688,056)	2,274,574

AUDITOR’S REPORT

BDO SPICERS Chartered Accountants & Advisers

14 November 2003

The Directors
Indo-Pacific Energy Ltd.
284 Karori Road
PO Box 17258
Wellington
New Zealand

Dear Directors

This report is issued in respect of the public offer by Indo-Pacific Energy Ltd. (the “Group”) of shares and warrants in the Group as set out in the prospectus to be registered on November 14, 2003.

We have audited the consolidated balance sheets of Indo-Pacific Energy Ltd. as at June 30, 2003 and December 31, 2002 and 2001 and the consolidated statements of operations and deficit, changes in stockholders’ equity and cash flows for each period in the six month period ended June 30, 2003, and years ended December 31, 2002 and 2001.

We report on the summary of financial statements of the Group set out on pages 68 to 69. The summary of financial statements has been taken from audited financial statements for each period in the six month period ended June 30, 2003, and years ended December 31, 2002, 2001, 2000, 1999 and 1998.

We also report on the prospective statement of cash flows of the Group set out on pages 71 to 73. The prospective statement of cash flows has been prepared by the Directors of the Group for the purpose of the Prospectus. The prospective statement of cash flows has been prepared on the basis of the assumptions set out on pages 72 to 73 and accounting policies set out on pages 80 to 82.

DIRECTORS’ RESPONSIBILITIES

The Directors are responsible for the preparation of:

a	financial statements as required by clauses 23 to 38 of the First Schedule to the Securities Regulations 1983, that comply with the regulations; and subject to the regulations, comply with Canadian generally accepted accounting principles; and give a true and fair view of the state of affairs of the Group as at June 30, 2003, December 31, 2002 and 2001, and the results and cash flows for the periods ended on these dates;

b	the summary of financial statements of the Group for each period in the six month period ended June 30, 2003, and years ended December 31, 2002, 2001, 2000, 1999 and 1998 as required by clauses 8(2) and 8(3) of the First Schedule to the Securities Regulations 1983; and

c	the prospective statement of cash flows of the Group for the period ending November 13, 2004, including the assumptions on which the prospective financial information is based, as required by clause 10 of the First Schedule to the Securities Regulations 1983.

AUDITOR’S RESPONSIBILITIES

It is our responsibility to:

a	express an independent opinion on the financial statements as at 30 June 2003 and for the period ended on that date presented by the Directors, and report our opinion in accordance with clause 42(1) of the First Schedule to the Securities Regulations 1983; and

b	report, in accordance with clause 42(1)(g) of the First Schedule to the Securities Regulations 1983, on the amounts included in the summary of financial statements for each period in the six month period ended June 30, 2003, and years ended December 31, 2002, 2001, 2000, 1999 and 1998 presented by the Directors; and

c	report in accordance with clause 42(2) of the First Schedule to the Securities Regulations 1983 on the prospective statement of cash flows for the period ending November 13, 2004 presented by the Directors.

This report has been prepared for inclusion in the Prospectus for the purpose of meeting the requirements of clause 42 of the First Schedule to the Securities Regulations 1983. We disclaim any assumption of responsibility for reliance on this report or the amounts included in the financial statements, the summary of financial statements or the prospective statement of cash flows for any other purpose other than that for which they were prepared. In addition, we take no responsibility for, nor do we report on, any part of the Prospectus not mentioned in this report.

BASIS OF OPINION ON THE FINANCIAL STATEMENTS

We conducted our audits in accordance with Canadian and New Zealand generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management and Directors, as well as evaluating the overall financial statement presentation.

The comparative figures for the six month period ended June 30, 2002 were prepared without audit.

FUNDAMENTAL UNCERTAINTY

In New Zealand, auditing standards would require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by fundamental uncertainties that cast substantial doubt on the Group’s ability to continue as a going concern. Our report would have included the following paragraph if the financial statements had been prepared in accordance with New Zealand generally accepted accounting principles:

In forming our unqualified opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the Group’s ability to continue as a going concern. The Group’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits. The continued operations of the Group and recoverability of amounts relating to oil and gas properties is dependant upon the existence of economically viable reserves, farming out oil and gas interests to other participants and obtaining additional equity financing. The Board is presently uncertain as to the outcome of these matters. The validity of the going concern assumption on which the financial statements is prepared depends on the successful conclusion of these matters. If the Group was unable to continue in operational existence for the foreseeable future, adjustments may have to be made to reflect the situation that assets may need to be realised other than in the amounts at which they are currently recorded in the Statement of Financial Position. In addition, the Group may have to provide for further liabilities that might arise, and to reclassify fixed assets and long term liabilities as current assets and liabilities. Further details of the circumstances relating to this fundamental uncertainty are described in Note 1.

BASIS OF OPINION ON THE SUMMARY OF FINANCIAL STATEMENTS

We have also undertaken procedures to provide reasonable assurance that the amounts set out in the summary of financial statements on pages 68 and 69, pursuant to clauses 8(2) and 8(3) of the First Schedule to the Securities Regulations 1983, have been correctly taken from the audited financial statements for each period in the six month period ended June 30, 2003, and years ended December 31, 2002, 2001, 2000, 1999 and 1998.

BASIS OF OPINION ON THE PROSPECTIVE FINANCIAL INFORMATION

In addition we have undertaken procedures to provide reasonable assurance that the prospective statement of cash flows for the period ending November 13, 2004, so far as the accounting policies and calculations are concerned, has been properly compiled on the footing of the assumptions made or adopted by the Directors as set out on pages 72 to 73 and is presented on a basis consistent with the accounting policies normally adopted by the Group. The assumptions relate to future events. We do not express an opinion on these assumptions.

Other than in our capacity as auditor we provide other assurance services in relation to regulatory filings, taxation advisory and taxation compliance services, other than in these capacities we have no relationship with, or interests in, the Group.

UNQUALIFIED OPINION ON THE FINANCIAL STATEMENTS, THE SUMMARY OF FINANCIAL STATEMENTS AND THE PROSPECTIVE FINANCIAL INFORMATION

We have obtained all the information and explanations we have required.

In our opinion:

a	proper accounting records have been kept by the Group as far as appears from our examination of those records; and
b	the financial statements on pages 74 to 103 that are required by clauses 23 to 38 of the First Schedule to the Securities Regulations 1983 and that are required to be audited:
	i	comply with the Securities Regulations 1983; and
	ii	subject to those Regulations, comply with generally accepted accounting principles in Canada; and
	iii	give a true and fair view of the state of affairs of the Group as at June 30, 2003, December 31, 2002 and 2001, and of the results and cash flows for the periods ended on these dates;
c	the amounts set out in the summary of financial statements, on pages 68 and 69, pursuant to clauses 8(2) and 8(3) of the First Schedule to the Securities Regulations 1983, have been correctly taken from the audited financial statements of the Group for each period in the six month period ended June 30, 2003, and years ended December 31, 2002, 2001, 2000, 1999 and 1998; and

d	the prospective statement of cash flows set out on pages 71 to 73, so far as the accounting policies and calculations are concerned, has been properly compiled on the footing of the assumptions made or adopted by the Directors as set out on pages 72 to 73 of this prospectus and is presented on a basis consistent with the accounting policies normally adopted by the Group.

Actual results are likely to be different from the prospective statement of cash flows since anticipated events frequently do not occur as expected and the variations could be material. Accordingly we express no opinion as to whether the prospective statement of cash flows will be achieved.

We completed our work for the purposes of this report on November 14, 2003 and our unqualified opinion is expressed as at that date.

Yours faithfully

BDO SPICERS
CHARTERED ACCOUNTANTS

Wellington
New Zealand

RISK FACTORS

SPECULATIVE INVESTMENT

The securities offered under this Offer Document should be regarded as speculative. Indo-Pacific operates in the oil and gas exploration, development and production industry, which has inherent risks, which may have a material effect on the Company's future performance and the value of its securities. Investors should consider whether the speculative securities offered by this Offer Document are a suitable investment having regard to their own individual investment objectives, financial circumstances, and the risk factors set out below and on page 45 under the heading "What are my risks?" This list is not exhaustive and, if in any doubt, investors should consult their professional advisors before deciding whether to apply for Shares and Warrants pursuant to this Offer Document.

INDUSTRY RISKS

The Company is subject to normal industry risks due to the relatively small size of the Company, its low level of cash flow and lack of earnings to date, and the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company is also subject to compliance with laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company is not aware of any present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware.

The operations and earnings of the Company are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources; supply disruptions; weather; international political events; technological advances; and the competitiveness of alternative energy sources or product substitutes.

There is no assurance that commercial quantities of hydrocarbons will be discovered. Geological conditions are variable and of limited predictability. Even if production is commenced from a well or field, production will inevitably decline over the course of time, reducing the operating profitability of the enterprise and eventually causing its termination.

Drilling activities may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, shortages or delays in the availability of rigs and/or other equipment. Drilling may result in wells that, whilst encountering oil and gas, may not achieve economically viable results.

Even if the Company recovers commercial quantities of oil or gas, there is no guarantee that the Company will be able to successfully sell the oil or gas to customers to achieve a commercial return. The Company's operations are subject to the risks normally incident upon the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature decline of reservoirs, invasion of water into producing formations, blow-outs, cratering, fires and oil spills, discharge of toxic gases, all of which could result in personal injuries, loss of life and damage to the property of the Company and others. Although the Company maintains insurance, in amounts and coverages which it considers adequate, in accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable, and, as a result, liability of the Company arising from these risks could have a material adverse effect upon its financial condition.

The marketability and price of oil and natural gas that may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company. The Company may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced by the Company. The Company is subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Company's operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions.

The Company's revenues, operating results, profitability, future rate of growth and the carrying value of its oil and gas properties depend heavily on prevailing market prices for oil and gas. Management of the Company expects the markets for oil and gas to continue to be volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on the Company's financial condition and results of operations. It could reduce the Company's cash flow as well as the value of its reserves. Various factors beyond the Company's control will affect prices of oil and gas, including worldwide and Australasian supplies of oil and gas, political instability or armed conflict in oil or gas producing regions, worldwide economic conditions, and marketability of production.

COMPETITION

The Company encounters strong competition from other independent operators and from major oil companies in acquiring properties suitable for development, in contracting for drilling equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than those available to the Company. Counterbalancing this however, these same competitors are also frequent joint venture participants with the Company.

CURRENCY FLUCTUATIONS

The Company incurs expenses, and receives cash inflows in the currencies of New Zealand, United States and Australia. Changes in relative exchange rates can have both a positive and negative impact on the Company's financial position and performance.

The Company does not currently hedge its exposure to currency rate changes, although it may choose to selectively hedge exposure to foreign currency exchange rate risk. The Company has no policies relating to the foregoing.

UNCERTAINTY OF RESERVES FIGURES

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and their values, including many factors beyond the control of the Company. Estimates of oil and gas reserves are projected from interpretation of geological and engineering data. Such interpretations are inherently uncertain, as are the projections of future rates of production and timing of development expenditure, from such interpretations. The accuracy of the reserves estimates is a function of the quality of available data, engineering and geological interpretation and judgment. Factors such as historical production from the area compared with production from other producing areas, assumed effects of governmental regulations, assumptions of future oil and gas prices, future operating costs, development costs and remedial and workover costs, will affect the estimates of economically recoverable quantities and of future net cash flow. Any significant variance in the assumptions could materially affect the estimated quantity and value of reserves.

TITLE TO PROPERTIES

In all cases, the terms and conditions of the permit or licence granting the right to the Company, or the party from which the Company acquired the right, to explore for, and develop, hydrocarbons prescribe a work programme and the date or dates before which such work programme must be done. Varying circumstances, including the financial resources available to the Company and reliance on third party operators of permits and licences, or circumstances beyond the control or influence of the Company may result in the failure to satisfy the terms and conditions of a permit or licence and result in the complete loss of the interest in the permit or licence without compensation to the Company.

Such terms and conditions may be renegotiated with applicable regulatory authorities, but there is no assurance that if a term or condition of a licence or permit that is required to be satisfied has not been met, that such term or condition will be renegotiated with the applicable authority.

The Company does not maintain title insurance over its properties.

JOINT VENTURE OPERATING AGREEMENTS

The Company is a party, and will become a party, to joint venture operating agreements for the permits in which it has acquired or will acquire participatory interests. Under these agreements, the Company might be voted into programmes and budgets which it does not necessarily agree with or have the cash resources to fund. It may also be required to contribute to any increases in capital expenditure requirements and/or operating costs. Furthermore, the situation could arise where any or all of the joint venture parties are unable to fund their pro rata contributions to expenditure, in which case the Company may have to make increased contributions to the programme.

Where it is not the operator, the Company will be dependent to a degree on the efficient and effective management of other companies as operators. The joint venture parties may not always agree on objectives and strategies.

The Company will be required under joint operating agreements to pay its percentage interest share of all costs and liabilities incurred in connection with joint venture activities. In common with other joint venture parties, if the Company fails to pay its share of any costs and liabilities, it may be deemed to have withdrawn from the joint venture and may have to transfer its interest in the exploration or other permits and the joint venture operating agreements to the other joint venture participants, which, depending on the terms of the relevant joint venture operating agreement, may be for no consideration.

The financial failure by any participant in, or contractor to, a joint venture to which the Company is a party may have a significant and adverse impact on the Company.

PRODUCTION PERMITS

In order for development and production to commence in relation to any successful oil or gas well, it is necessary for a mining or production permit to be granted. The Company can give no assurance that appropriate permits will be obtained.

ACCESS

The Company, in order to conduct its exploration programmes, may require approval from landowners, government and non-government bodies to facilitate access to blocks and tenements in which it has an interest. The Company can give no assurance that necessary access on reasonable terms will be able to be obtained.

SHARE MARKET

Share market conditions may affect the value of the Shares and Warrants, regardless of the Company's operating performance. Share market conditions are affected by many factors such as:

•	general economic outlook;
•	interest rates and inflation rates;
•	currency fluctuations;
•	oil and gas price fluctuation;
•	changes in investor sentiment towards particular market sectors;
•	the demand for, and supply of, capital; and
•	war, terrorism or other hostilities.

KEY PERSONNEL

The Company will continue to rely on the skills and capabilities of its key personnel. Should the Company lose the services of these key individuals, this could have an adverse effect on its future performance.

ECONOMIC FACTORS

Inflation, currency fluctuation, interest rates and the availability of capital, supply and demand and industrial disruption impact on operating costs, commodity prices, the Company's future possible profitability and the market price of its quoted securities. These factors are beyond the control of the Company and its Directors.

FINANCING

In order to satisfy the required capital expenditures beyond 2004 to maintain the Company's interests in its permits, the Company may either have to raise additional capital through the issues of Ordinary Shares, or enter into agreements with third parties to fund permit obligations, or renegotiate such obligations. There is no assurance that market conditions will continue to permit the Company to raise funds if required, or that the Company will be able to enter into agreements with third parties to fund permit obligations, or be able to renegotiate such obligations. If the Company is unable to fund the obligations by share issues or farm-out agreements or renegotiate them, the Company may be unable to carry out its plan of operations and may be forced to abandon some of its permit interests.

CHANGES IN TAX

Any change in the current rate of company income tax or the law relating to carrying forward tax losses, will impact on the Company's returns. Any change to the current rates of income tax applying to individuals and/or trusts similarly will impact on after tax shareholder returns.

The Company has sufficient accredited tax losses to cover its anticipated tax liability on revenue throughout 2004 and some time beyond. Any tax losses in New Zealand are dependent on shareholder continuity being maintained as provided for in the Income Tax Act 1994 (NZ).

INSURANCE

Insurance of all risks associated with oil and gas exploration and production is not always available and, where available, the cost can be high. While appropriate insurance is sought, it will not (and could not) provide against all potential loss. The Directors will continue to review insurance cover.

GOVERNMENT ACTIONS

The impact of actions by governments may affect the Company's activities including such matters as access to lands and infrastructure, compliance with environmental regulations, taxation, monetary policies and royalties.

In the areas where the Company conducts activities there are statutory laws and regulations governing the activities of oil and gas companies. These laws and regulations allow administrative agencies to govern the activities of oil companies in the exploration for, and development, production and sale of both oil and gas, including regulations relating to prices, royalties, allowable productions, environmental matters, import and export of hydrocarbons, restriction on the withdrawal of capital from a country in which the Company is operating and protection of water resources and agricultural lands. Changes in these laws and regulations may substantially increase the costs of conducting any exploration or development project.

There is no assurance that these laws and regulations will not change in a manner that may materially and adversely affect the business of the Company. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations have no more restrictive effect on the Company's method of operations than on similar companies in the industry.

The Company requires regulatory approvals for its operations. This may affect the timing and scope of the work to be undertaken.

Claims of aboriginal peoples in Australia, New Zealand and Papua New Guinea may adversely affect the rights or operations of the Company.

RESOURCE MANAGEMENT, AND TREATY OF WAITANGI ISSUES

The activities of the Company may require access to, or impact on, land that is subject to resource management restrictions, claims under the Treaty of Waitangi, or be valued as a site with sacred, archaeological or historical or other significance which may restrict the Company undertaking its activities.

In late May 2003, the Waitangi Tribunal published a report of its findings on claims made by certain Taranaki and East Coast North Island claimants to the effect that Maori have or should be given rights in respect of petroleum. The Tribunal's findings and recommendations are persuasive only and not binding upon the New Zealand government, and cannot affect private (i.e. non-government) property rights. Any changes to the New Zealand petroleum exploration and production regimes which may have a material impact on the business of the Company are expected to be some time away and will be addressed as the nature of those changes, if any, becomes more apparent.

POLITICAL RISK

Changes in legislation, royalty regime, and political stability may adversely affect the Company's ability to pursue its exploration and development activities.

Beyond the risks inherent in the oil and gas industry, the Company is subject to additional risks resulting from doing business in Papua New Guinea. While the Company has attempted to reduce many of these risks through agreements with the government of Papua New Guinea and others, no assurance can be given that such risks have been mitigated. These risks can involve matters arising out of the evolving laws and policies of Papua New Guinea, the imposition of special taxes or similar charges, oil export or pipeline restrictions, foreign exchange fluctuations and currency controls, the unenforceability of contractual rights, restrictions on the use of expatriates in the operations and other matters. Operations in Papua New Guinea are subject to risks due to the harsh climate, difficult topography and the potential for social, political, economic, legal and financial instability.

A review of the gas industry in New Zealand is currently being undertaken on the initiative of the government. What changes may occur in the gas industry regulatory framework, and what effect, if any, such changes could have on the Company are unknown, but there could be some material adverse effect on the Company's financial performance and operations.

LITIGATION

The Company could be subject to claims against it, its assets and properties, or subject to litigation which could dispute its rights to assets and property. In addition to the direct cost of litigation, including legal costs and management time, and the impact of any judgments against it, the Company could suffer contingent losses including those arising from lost opportunities and lost production.

FORWARD LOOKING STATEMENTS

Certain statements in this Offer Document constitute forward-looking statements. Such forward-looking statements involve assumptions about known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, exploration outcomes, strategic relationships, new exploration initiatives, competition, the continued input of key personnel and many other economic and business factors, some of which may be beyond the control of the Company.

Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements in this Offer Document. In addition, under no circumstances does the inclusion of such forward-looking statements in this Offer Document constitute a representation or warranty by the Company or any other person with respect to the achievement of the results or matters set out in such statements or that the underlying assumptions used will in fact be the case.

RIGHTS ATTACHING TO SHARES

The following is a summary of the principal rights, privileges, limitations and conditions that, as at the date of this Offer Document, attach to the Ordinary Shares of the Company and will attach to each Share. The rights described below may be varied or amended at any time by a special resolution of the Shareholders and each interest group whose rights are affected by such variation or amendment.

Investors should be aware that this is a simplified and general description of the principal rights, privileges, limitations and conditions that attach to the Ordinary Shares and the Shares and they should refer to the Yukon Act, the TSXV and NZSX Listing Rules and the Company's Constitution for a complete understanding of those matters.

GENERAL

The Shares provide Shareholders with equal rights to receive dividends and other distributions, voting rights and rights to share in the Company's surplus assets on a liquidation. The principal corporate law rules affecting the Company are set out in the Yukon Act and the Company's Constitution.

VOTING

On any resolution, including without limitation any resolution to appoint or remove a Director or auditor, approve a fundamental change including an amalgamation of the Company or to put the Company into voluntary liquidation, which may be proposed at a meeting of the Shareholders, every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and, on a poll, one vote for each Share held.

Voting rights are subject to all applicable restrictions imposed by the Listing Rules of the NZSX (applicable to non-home exchange companies), as well as the Company's Constitution, the Yukon Act and the Listing Rules of the TSXV. These rules may prohibit Shareholders who are Directors or associated persons of the Company or its Directors from voting in certain circumstances where they may receive greater benefit from the resolution than other Shareholders or are somehow financially interested in the matter.

TRANSFER OF SHARES

Subject to the restrictions on transferability for certain limited periods in Canada and the United States (as detailed at the foot of the section of this Offer Document entitled "Important Information"), the Shares may be transferred by a Shareholder to any other person by any instrument commonly used for transferring shares. Shares are transferred by the entry of the name of the transferee on the Company's share register, provided that the documentation ordinarily required by the transfer agent has been supplied to it.

SHAREHOLDERS' MEETINGS AND NOTICES

Each Shareholder is entitled to receive notice of, to attend and vote at meetings of Shareholders and to receive all notices, reports and financial statements required to be sent to Shareholders by law. Notice of a meeting of Shareholders must be delivered to depositaries and filed with the Canadian regulators 60 days before a Shareholders' meeting, and copies of the meeting materials including the form of proxy and an information circular must be sent to Shareholders at least 33 days before the meeting by regular mail posted in Canada. Copies of these materials are also filed immediately at the Canadian securities regulatory internet website www.sedar.com.

The Directors must convene a special meeting of Shareholders upon receipt of a written request from Shareholders who hold shares carrying together not less than 5% of the voting rights entitled to be exercised on the matters in respect of which the meeting is called. A quorum for a meeting of Shareholders is present if two or more Shareholders are present in person or by proxy, attorney or representative provided that they hold at least 5% of the outstanding shares of the Company.

The Company is required to hold an annual meeting of Shareholders in each calendar year no later than six months after its balance date and within 13 months of the date of the preceding annual meeting. The Board has the discretion as to where to convene its annual meeting, and such meetings may be convened in New Zealand or in Canada.

The Board must send to every Shareholder, at least 33 days before the date fixed for the annual meeting, a copy of the annual report for the Company. The annual report must include:

  the audited consolidated financial statements for the Company;

  a report by the Board on any changes in the nature of the Company's business or any change in the classes of business in which the Company has an interest which is, in the Board's view, material for the Shareholders to have an appreciation of the state of affairs of the Company; and

  certain other information required by the Yukon Act and Canadian securities legislation including Directors' personal information and shareholdings, management compensation, interest of management in any material transaction, and principal shareholders.

DIVIDENDS

Each Share carries the right (subject to the rights of holders of any shares which confer special rights as to dividends) to receive an equal share of all dividends declared by the Company. The authorisation and payment of distributions (which includes dividends) is subject to certain procedural pre-conditions prescribed in the Yukon Act.

If the Directors are satisfied on reasonable grounds that the Company will, immediately after the distribution, satisfy solvency requirements, they may authorise such distribution at a time, and of an amount, as the Directors think fit. If, after a distribution is authorised and before it is paid, the Directors cease to be so satisfied, the distribution is deemed not to have been authorised. The Directors advise that the Company intends to utilise its available cash resources to fund exploration and development of its oil and gas properties, and, therefore, does not intend to make payment of dividends in the foreseeable future.

ISSUE OF FURTHER SHARES AND OTHER SHARES

The Directors have the ability to issue further Ordinary Shares as fully paid up for properly valued property, services and for cash. The Company has only Ordinary Shares authorised and can not issue any shares with special rights or privileges without a special resolution of the Shareholders.

An issue of further Ordinary Shares can be made by the Directors at any time, and generally requires Shareholder approval only in very limited circumstances, such as an issuance that can materially affect control of the Company or where the transaction is with or involves a Director or other related party.

LIQUIDATION

Shareholders may, by special resolution, voluntarily liquidate the Company. The Company may also be put into liquidation by creditors in certain circumstances involving its insolvency. In the event of the liquidation of the Company, and after payment of all outstanding debts, the remaining assets of the Company will be distributed to the holders of Ordinary Shares in proportion to the number of Ordinary Shares held by them.

APPOINTMENT AND RETIREMENT OF DIRECTORS

The maximum number of Directors that may be appointed is eleven and the minimum number is three. At each annual meeting of the Company all of the Directors must retire. Those Directors are eligible for re-election. The Shareholders may at any time by special resolution at a specially convened meeting of Shareholders appoint or remove any Director. The Board may appoint Directors to fill casual vacancies that occur and to increase the number of directors by up to one third of the number in office at the end of the previous annual meeting, and such Directors will hold office only until the next annual meeting of the Company but will be eligible for re-election at that meeting.

ACTIONS AFFECTING RIGHTS

Shareholders' rights may be negated, altered or added to by an amendment to the Company's Constitution by a special resolution of Shareholders, or in certain circumstances by a court order. Section 175 of the Business Corporations Act (Yukon) restricts a company from taking any action which affects certain rights attached to shares unless that action has been approved by a special resolution of shareholders whose rights are affected by it. An issue by the Company of further shares does not constitute an action affecting the rights attached to the Shares.

A special resolution requires the approval of two-thirds (66 2/3%) of the shareholders entitled to vote in person or by proxy at a duly convened meeting.

MINORITY BUY-OUT RIGHTS (OR DISSENT AND APPRAISAL RIGHTS)

If Shareholders by special resolution approve proposals pursuant to which the Company effects certain fundamental changes, then in certain circumstances, any Shareholder, who casts all of his or her votes attaching to the Ordinary Shares registered in his or her name against the resolution, is entitled to require the Company to purchase, or arrange to have a third party purchase, those Ordinary Shares for a fair and reasonable price in accordance with the procedures prescribed in the Yukon Act. This price will be nominated by the Company. If the Shareholder objects, the price will be determined judicially.

Such fundamental transactions require that an information circular in the required form be sent by the Company to Shareholders before any meeting at which the matters are to be considered, and any such information circular would be required to provide information about the dissent right, if any, and the manner in which it has to be exercised.

These fundamental changes include an amendment of the Company's Constitution to alter the rights and restrictions applicable to the class of shares, the addition or removal of stated restrictions on the Company's business, an agreement to amalgamate with another company, a proposal to transfer or re-domicile the legal jurisdiction of incorporation out of the Yukon Territory or any proposal to sell, lease or exchange all or substantially all of the Company's property.

BUY-BACK OF SHARES

The Company may offer to buy-back Ordinary Shares in accordance with the restrictions imposed by the Yukon Act, the TSXV Listing Rules, and the Securities Act (British Columbia) if effected by a pro rata offer to existing Shareholders or, in certain other limited circumstances, through the facilities of the TSXV. Canadian securities legislation requires, before any material buy-back of shares, that the Company obtain and deliver to Shareholders an independent valuation of the Company's shares.

FINANCIAL ASSISTANCE TO PURCHASE SHARES

The Company may not provide a loan or other form of financial assistance to a person in connection with the purchase of shares in the Company except in very limited circumstances and then only with approval by special resolution of Shareholders. Before providing financial assistance, the Company must be and remain solvent, and the Directors must resolve that the financial assistance is in the best interests of the Company and that the terms and conditions under which the financial assistance is given are fair and reasonable to the Company. Such assistance also requires TSXV approval.

TAKEOVERS CODE

The Takeovers Code, as well as Canadian securities legislation, amongst other things, prohibits any person (together with their Associates (as defined in the Takeovers Code)) from becoming the holder or controller of more than 20% of the voting rights in the Company other than in compliance with the requirements of the Takeovers Code which generally requires a flow-on offer to be made on the same terms to all Shareholders pursuant to certain mandated disclosure documents.

Investors will become subject to the Takeovers Code following any allotment of Shares to them pursuant to the Offer.

Investors are advised to seek legal advice in relation to any act, omission or circumstance which may result in that investor breaching or becoming in breach of any provision of the Takeovers Code.

COMPULSORY ACQUISITION

Under Part 16 of the Yukon Act, a person (or group of persons acting in concert) who acquires 90% or more of the voting rights of the Company has the right to acquire all of the shares not already held by them, and holders of these shares have the right to sell to such dominant owner. The price at which the dominant owner acquires these shares will either be the price paid by the dominant owner for the voting securities previously purchased that resulted in the dominant owner holding 90% or more of the voting rights, or a price judicially determined as fair and reasonable.

RIGHTS ATTACHING TO WARRANTS

Set out below is the intended form of the certificate to be issued in respect of the Warrants:

COMMON SHARE PURCHASE WARRANT CERTIFICATE

VOID AFTER THE CLOSE OF BUSINESS IN WELLINGTON, NEW ZEALAND ON 30 NOVEMBER 2004

SHARE PURCHASE WARRANT TO PURCHASE (NO. OF SHARES) COMMON SHARES OF INDO-PACIFIC ENERGY LTD.

Incorporated (by Continuance) under the Business Corporations Act (Yukon)

THIS IS TO CERTIFY THAT, for value received, [Name of Subscriber] (the "Holder") is entitled to purchase [No. of shares] fully paid and non-assessable common shares of INDO-PACIFIC ENERGY LTD. ("Company") as such shares were constituted on the Date of Issue, at any time up to 5 pm (NZ time) on 30 November 2004 at a price of NZ$2.10 per share, upon and subject to the terms and conditions set out in this Certificate. After 5 pm (NZ time) on 30 November 2004, these Share Purchase Warrants, if not previously exercised, shall expire and all rights attributable to them will be void.

This Warrant may be exercised by delivery of this certificate along with certified exercise funds and a completed Subscription Form to the Share Transfer Agent and Registry, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, North Shore City, Private Bag 92119, Auckland, New Zealand.

In the event of a request to transfer this Warrant, the Company may require evidence of compliance by the transferor and transferee with applicable securities laws prior to registering a transfer.

This Warrant is issued subject to the Terms and Conditions set out in this Certificate.

IN WITNESS WHEREOF the Company has caused this Warrant to be executed by a duly authorised officer on the Date of Issue which shall remain fixed notwithstanding any transfer or reissue of this Warrant or part thereof.

Date of Issue:		2003

INDO-PACIFIC ENERGY LTD.

Per:
Authorised Officer

(SEE TERMS AND CONDITIONS ATTACHED HERETO)

TERMS & CONDITIONS FOR WARRANTS

1	Each Warrant Certificate confers the right or option to take up the number of common shares in the Company referred to on the Warrant Certificate, by payment of NZ$2.10 per share, payable in full on exercise of the Warrants.

2	The Warrants are exercisable at any time on or before 5.00pm (NZ time) on 30 November 2004 ("expiry date") and may be transferred in the same manner as common shares in the Company at any time on or before the expiry date. The same requirements for transfer of Warrants apply as in relation to common shares. Transfers will be recorded in the Company's Warrant Register.

3	Warrants must be exercised in minimum parcels of 500 unless the parcel being exercised represents the only Warrants held or the balance of the unexercised Warrants held. Where a Subscription Form (as attached) is received by the Company, it will allot the new shares and enter the shares in the Company's Share Register not later than 15 business days after the exercise date of the Warrants.

4	Warrantholders are not permitted to participate in new issues of securities of the Company (in their capacity as holders of Warrants), without exercising the Warrants held.
5	Shares resulting from the exercise of Warrants will rank pari passu in all respects, including for dividends, with existing common fully paid shares.
6	In the event of the reconstruction (including consolidation, sub-division or cancellation) of the issued common shares of the Company, the Warrants shall be treated in the following manner:
6.1	In the event of consolidation of the common shares of the Company, the number of Warrants shall be consolidated in the same ratio as the common shares and the exercise price shall be amended in inverse proportion to that ratio;

6.2	In the event of a sub-division of the common shares of the Company, the number of Warrants shall be sub-divided in the same ratio as the common shares and the exercise price shall be amended in inverse proportion to that ratio;

6.3	In the event of a pro-rata offer by the Company to acquire and cancel shares, the number of Warrants shall be reduced in the same ratio as the common shares cancelled, and the exercise price of each Warrant shall be amended in inverse proportion to that ratio;

6.4	In the event of any other reconstruction of the issued common shares of the Company, the number of Warrants or the exercise price of the Warrants or both shall be reconstructed (as appropriate) in a manner which will not result in any benefits being conferred on a Warrantholder which are not conferred on Shareholders;

6.5	Subject to provisions with respect to rounding of entitlements which are sanctioned by the meeting of Shareholders approving the re-construction of common shares, in all other respects the terms for the exercise of Warrants shall remain unchanged.

7	To exercise the Warrants, Warrantholders must complete the Subscription Form (as attached) and send the form to the Company at the office of its Share Transfer Agent and Registry, together with the Warrant Certificate and the correct amount of application monies to reach the Company on or before 5.00pm (NZ time) on the expiry date.

8	A Warrantholder may not exercise the Warrants if to do so would constitute a breach of the Takeovers Code, unless the exercise of the Warrants is otherwise permitted by an exemption from the Takeovers Code. The Company reserves the right to decline to accept a Subscription Form if the Company, acting reasonably, believes that the issue of such shares would constitute a breach of the Takeovers Code or of the securities laws of Canada or the United States.

9	Neither the Warrants nor the shares issued pursuant to the exercise of the Warrants can be transferred to a Canadian resident within a period of 4 months after the Date of Issue. Pursuant to Regulation S of the United States Securities and Exchange Commission the Warrants may not be offered or sold to a US person or for the account or benefit of a US person prior to the expiration of 40 days after the Date of Issue (or, in the case of shares issued pursuant to the exercise of the Warrants, 40 days after the issue of such shares) and each distributor, dealer or other person receiving a selling commission, fee or other remuneration in respect of the securities sold prior to the expiration of such 40 day period must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sale that apply to a distributor.

Note: It is intended that a Subscription Form will be endorsed on the back of the Warrant Certificate to enable exercise of the Warrants.

GLOSSARY OF TERMS

Board
The board of Directors of the Company

Closing Date
12 December 2003 or such other date as the Board determines

Companies Act
Companies Act 1993 (NZ)

Company
Indo-Pacific Energy Ltd.

Constitution
The Memorandum, Articles of Amendment, Articles of Continuance and By-Laws of the Company registered under the Business Corporations Act (Yukon)

Directors
The directors of Indo-Pacific Energy Ltd.

Group
The Company and all its subsidiaries

Indo-Pacific
Indo-Pacific Energy Ltd.

IPENZ
Indo-Pacific Energy (NZ) Limited

Lead Manager and Organising Broker
McDouall Stuart Securities Limited

Listing Rules
Listing Rules of the NZSX or of the TSXV, as the case may be

NGC
NGC New Zealand Limited

NZ
New Zealand

NZSX
New Zealand Stock Exchange

NZX
New Zealand Exchange Limited

Offer
The offer of Shares and Warrants under this Offer Document

Offer Document
This combined Investment Statement and Prospectus dated 14 November 2003

Opening Date
17 November 2003 or such other date as the Company determines

Ordinary Shares
Common shares in the Company

PNG
Papua New Guinea

Registrar
Computershare Investor Services Limited

Securities Act
Securities Act 1978 (NZ)

Securities Regulations
Securities Regulations 1983 (NZ)

Share Exchange Agreements
The agreements referred to as Share Exchange Agreements in the list of "Material Contracts" on pages 60 to 61

Shareholders
The holders of Ordinary Shares in the Company

Shares
The Ordinary Shares in the Company offered for subscription under this Offer Document

Subscription Agreements
The agreements referred to as Subscription Agreements in the list of "Material Contracts" on page 60 to 61

Takeovers Code
The Takeovers Code promulgated by the Takeovers Code Approval Order 2000 (NZ)

TSXV
Toronto Stock Exchange Venture Exchange

US or United States
United States of America

Warrants
The share purchase warrants offered for subscription under this Offer Document

Yukon Act
Business Corporations Act (Yukon Territory)

TECHNICAL GLOSSARY

Appraisal Well is a well drilled after an existing discovery well to determine the extent of the resources of the field.

Basin is a segment of the crust of the Earth in which thick layers of sediments have accumulated over a long period of time.

Bbl or Barrel is the unit for measuring the volume of crude oil or other liquid hydrocarbons. One stock tank barrel equals 34 imperial gallons liquid volume.

Bcf One billion cubic feet of natural gas at STP.

Bcpd barrels of condensate per day.

Condensate refers to hydrocarbons associated with natural gas which are liquid under surface conditions but gaseous in the reservoir before extraction.

Depletion is the reduction in petroleum reserves due to production.

Development refers to the phase in which a proven oil or gas field is brought into production by drilling and completing production wells and the wells, in most cases, are connected to the petroleum gathering system.

Discovery is the location by drilling of a well of an accumulation of petroleum reserves, which may or may not be commercially economic or quantifiable, depending on a number of factors.

Exploration Well is a well drilled in a prospect without detailed knowledge of the underlying sedimentary rock or the contents of the underlying rock.

Farm-In or Farm-Out refers to a common form of agreement between or among petroleum companies, wherein the holder of the petroleum interest agrees to assign all or part of an interest in the permit and related assets to another party that is willing to fund agreed exploration activities which may be more or less than the proportionate interest assigned to such other party.

Fault is a fracture in a rock or rock formation along which there has been an observable amount of displacement.

Field is an area that is producing, or has been proven to be capable of producing, hydrocarbons.

Formation is a reference to a group of rocks of the same age extending over a substantial area of a basin.

Fraccing is a process of hydraulically fracturing a reservoir formation (rock unit) to enhance flow rates of oil or gas from a well.

GAAP Generally Accepted Accounting Principles (in North America) or Generally Accepted Accounting Practice (in New Zealand).

Geology is the science relating to the history and development of the Earth.

GJ is a billion Joules, where a Joule is a unit of work (1GJ = 0.278MWh).

Hydrocarbons is the general term for oil, gas, condensate and other petroleum products (excluding coal).

Joint Venture or JV refers to a standard form of participation in petroleum exploration, via unincorporated joint ventures between a number of industry participants; with one party operating the permit (ie managing the operations) on behalf of all the JV participants.

Kapuni Formation is a geological formation comprising fluvial sands and coals laid down some 36-45 million years ago, and referred to in this document as the "deep" target.

Lead is an inferred geological feature which merits further investigation.

LPG is liquid petroleum gas, or propane, butane and similar hydrocarbons which are gases at STP.

Miocene a period in geological history between 5.5 and 25 million years ago, and incorporating a number of "shallow" reservoir rock units within the Taranaki basin (eg. Ngatoro, Kaimiro, Cheal).

MMbbl(s) One million barrel(s) of crude oil or other liquid hydrocarbons.

MMcf One million cubic feet of natural gas.

MMcfd One million cubic feet of natural gas per day.

MMscf One million standard cubic feet of natural gas (at STP).

MMscfd One million standard cubic feet of natural gas per day (at STP).

Mt Messenger Formation a layer of porous rock in which petroleum may be found.

MW One million watts, where a watt is a unit of power equivalent to 1 Joule per second.

MWh the output from a 1MW generator over one hour = 1,000kWh.

Participating Interest or Working Interest is a participatory interest, as compared to a royalty interest, in an oil and gas property whereby the participating interest holder is liable for its proportionate or agreed share of development and operating costs and receives its proportionate or agreed share of the petroleum produced.

Permit or Licence is an area that is granted for a prescribed period of time for exploration, development or production under specific contractual or legislative conditions.

Petroleum has the same meaning as Hydrocarbons.

Pipeline is a system of interconnected pipes that gather and transport hydrocarbons from a well or field to a processing plant or to a facility that is built to take the hydrocarbons for further transport, such as a gas liquefaction plant.

Play is a combination of geologic features that have the potential for the accumulation of hydrocarbons.

Prospect is a potential hydrocarbon trap which has been confirmed by geological and geophysical studies sufficient to warrant the drilling of an exploration well.

Proved Reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves are Proved Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion to achieve such production.

Reservoir is a porous and permeable sedimentary rock formation containing adequate pore or fracture space in the rock to provide storage space for oil, gas or water.

Royalty is the entitlement to a stated or determinable percentage of the proceeds received from the sale of hydrocarbons calculated as prescribed in applicable legislation or in the agreement reserving the royalty to the owner of the royalty, generally without obligation to contribute to costs.

Seismic refers to a geophysical technique using low frequency sound waves, generated by explosives or other energy source, to determine the subsurface structure of sedimentary rocks.

Show is the detectable presence of hydrocarbons during the drilling of a well.

STP means Standard temperature and pressure, being 0°C and one atmosphere (1013.25 kilopascals).

Top file application is the procedure available in Papua New Guinea whereby the current permit holders in a permit apply for a new permit over the same (or part of the same) area in their current permit which, if granted, automatically cancels the current permit.

Trap is a geological structure in which hydrocarbons build up to form an oil, condensate or gas field.

OTHER EXPRESSIONS

Metric and Imperial Units – Conversion from metric units into imperial equivalents is as follows:

METRIC UNITS	IMPERIAL UNITS

hectare (ha)	2.471 acres
metre (m)	3.281 feet
kilometre (km)	0.621 miles (3,281 feet)

APPLICATION FORM AND INSTRUCTIONS

INSERT DETAILS

Insert full name(s), address and telephone numbers.

Applications must be in the name(s) of natural persons, companies or other legal entities. At least one full given name and surname is required for each natural person. Applications in the name of a minor, fund, estate, business, firm or partnership, club or other unincorporated body cannot be accepted. In those cases, applications must be made in the individual name(s) of the person(s) who is (are) the legal guardian(s) trustee(s), proprietor(s), partner(s) or office bearer(s) (as applicable).

Insert the dollar value of Shares applied for. Note that applications must be for a minimum of $3000.

Insert IRD number.

If you know your Computershare Investor Services shareholder number, please insert it.

SIGNING

Read the Investment Statement and Prospectus and application form carefully and sign the application form. It must be signed by the applicant(s) personally, or under company seal, if it has one, or by two directors of the company, or one director if there is only one director, or in either case by an attorney. If your application form is signed by an attorney, the power of attorney document is not required to be lodged but the attorney must complete the certificate on the reverse of the application form. Joint applicants must all sign the application form.

Date the application form.

PAYMENT

Payment of the full amount of the Shares must accompany the application form.

Payment must be in New Zealand dollars for immediate value. Post dated cheques will not be accepted. Cheques must be drawn on a registered New Zealand Bank.

Cheques must be made out in favour of 'Indo Pacific Share Offer' and crossed 'Not Transferable'.

TREATMENT OF APPLICATION

The submission of an application form with your cheque for the application money will constitute your offer to purchase or subscribe for Shares and Warrants. If your application form is not completed correctly, or if the accompanying payment is the wrong amount, it may still be treated as valid.

The decision of the Company and the Lead Manager as to whether to treat your application form as valid, and how to construe, amend or complete it, shall be final. The decision on the number of Shares to be allocated or transferred to you shall also be final. You will not, however be treated as having offered to purchase a greater value of Shares, than that for which payment has been made.

Investors applying under the Offer whose applications are not accepted, or are accepted in respect of a lesser value of Shares than the amount for which they applied will received a refund of all, or part, of their application monies without interest. Allocations, if rounded, will be rounded down to the nearest whole number of Shares. Refunds will not be paid for any difference arising solely due to rounding.

CLOSING DATES

Application forms under the Offer must be received by the Share Registry by no later than 5pm on Friday, 12 December 2003.

The Company may amend this date at its discretion.

DELIVERY

Applications cannot be revoked or withdrawn.

Application forms may be mailed or delivered, with payment, to one of the following:

a	Indo-Pacific Share Offer
c/- Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119, Auckland 1020
Telephone 09-488-8777
Facsimile 09 488-8787

b	the offices of any NZX stockbroking firm.

c	the office of the Lead Manager
McDouall Stuart Securities Limited
ASB Bank Tower
2 Hunter Street
P.O. Box 1886
Wellington

Application forms which are not lodged directly with the Share Registry must be lodged with the relevant person in time to enable them to be forwarded to the Share Registry before the Closing Date. Applications which are received by the Share Registry after the Closing Date, may or may not be accepted, at the discretion of the Company.

APPLICATION FORM To: Indo-Pacific Energy Ltd. C/- Computershare Investor Services Limited Private Bag 92119 Auckland	Brokers Stamp

Advisors Code

Completed application forms, together with payment of the application money payable in respect of the total number of Shares applied for, should be mailed or delivered to Computershare Investor Services Limited or any New Zealand Exchange Limited stockbroking firm, or McDouall Stuart Securities Limited so as to be received by Computershare Investor Services Limited before 5.00 pm NZ time 12 December 2003.

Please refer to the Application Form and Instructions section of the attached Offer Document and to the reverse of this application form for additional application terms.

Amount payable, being the number of Shares applied for multiplied by the price of NZ$2.00. Cheques for the full amount payable must be attached to this application form and must be payable to “Indo-Pacific Share Offer”. Cheques must be crossed “Not Transferable”. Payment must be made in New Zealand dollars with a cheque drawn on a registered New Zealand bank, and available for immediate payment.

AGREEMENT OF TERMS

I/We offer to purchase the Shares at the purchase price of NZ$2.00 per Share in accordance with the terms set out in this Offer Document and agree to accept such lesser number of Ordinary Shares as the Company may allocate to me/us on the terms and conditions set out in this Offer Document and this Application Form, together with Warrants in the ratio of one Warrant for every two Shares allotted.

This Application Form must not be issued, circulated or distributed unless accompanied by the Offer Document.

CERTIFICATE OF NON-REVOCATION OF POWER OF ATTORNEY

I have executed the application for Shares printed on the face of this form as Attorney pursuant to the powers conferred on me by that Power of Attorney.

At the date of this certificate I have not received any notice or information of the revocation of that Power of Attorney, whether by the death or dissolution of the Donor or otherwise.

ADDITIONAL APPLICATION TERMS

This application constitutes an irrevocable offer by the applicant to acquire the Shares specified in the Application Form, or such lesser number of Shares as Indo-Pacific and the Lead Manager may determine, on the terms and conditions set out in the Offer Document and this Application Form.

If the aggregate number of Shares applied for exceeds the number offered then applicants may be allotted fewer Shares than the number for which they applied. The number of Shares allotted to an applicant will be determined by Indo-Pacific in conjunction with the Lead Manager. No reasons will be given regarding the level of allotments.

Warrants will be allotted in the ratio of one Warrant for every two Shares allotted, rounded up in the case of fractions.

Indo-Pacific reserves the right to decline any application in whole or in part, without giving any reason. Money received in respect of applications which are declined in whole or in part will be refunded in whole or in part (as the case may be). In such cases refunds will be posted within ten business days after Closing Date. Interest will not be paid on any application money refunded to applicants.

Statements will be dispatched as soon as is practicable after allotment, but in any event not later than five business days after allotment.

If this Application Form is not completed correctly, or if the accompanying payment is for the wrong amount, it may still be treated as valid. Indo-Pacific’s decision as to whether to treat an application as valid, and how to construe, amend or complete it, shall be final. Indo-Pacific’s decision on the number of Shares to be allotted to an applicant shall also be final. Applicants will not, however, be treated as having offered to purchase a number of Shares other than the number for which payment is made.

Application money will be banked upon receipt into an account. Interest earned on that account will be paid to Indo-Pacific. If application money is paid by a cheque which does not clear, that application may be rejected or an allotment made to the applicant may be cancelled.

The Applicant warrants and represents to Indo-Pacific as follows:

a	The Applicant is not a US person nor a resident of Canada, was not present in the US or Canada at the time of making this application, and is not applying for Shares and Warrants on behalf of a US person or a resident of Canada.

b	The Applicant acknowledges that:
	i	no securities commission or similar regulatory authority has reviewed or passed upon the merits of the Shares and Warrants;
	ii	there is no government or other insurance covering the Shares and Warrants;
	iii	there are risks associated with the purchase of the Shares and Warrants;
iv	there are restrictions on the Applicant’s ability to resell the Shares and Warrants, and it is the responsibility of the Applicant to find out what those restrictions are and to comply with them before selling the Shares and Warrants; and

v	Indo-Pacific has advised the Applicant that Indo-Pacific is relying on an exemption from the British Columbia requirement to provide the Applicant with a prospectus, and to sell the Common Shares and Warrants through a person registered to sell securities, under the Securities Act (British Columbia) and, as a consequence of acquiring the Shares and Warrants pursuant to this exemption, certain protections, rights and remedies provided by the Securities Act (British Columbia), including statutory rights of rescission or damages, will not be available to the Applicant.

	vi	Indo-Pacific has advised the Applicant that pursuant to Regulation S of the United States Securities and Exchange Commission, the offer or sale of the Shares and Warrants (and of any Ordinary Shares issued by exercise of the Warrants), if made prior to the expiration of 40 days following the allotment of the Shares and Warrants (or in the case of Ordinary Shares issued pursuant to the exercise of Warrants, for 40 days after their issuance), may not be made to a US person or for the account or benefit of a US person, and each distributor, dealer or other person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of such 40 day period, must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

Expressions defined in the Offer Document have the same meanings in this Application Form.

This Application Form is governed by New Zealand law, but in relevant circumstances also by Canadian law or United States law.

CORPORATE DIRECTORY

Indo-Pacific Energy Ltd.
284 Karori Road
Karori
Wellington
New Zealand
Phone (04) 476-2717
Fax (04) 476-0120

DIRECTORS
David Arthur Ross Newman, CA
113 Manly Street
Paraparaumu Beach
New Zealand

Peter Purcell Tapper B.Eng (Hons)
23 Fordyce Avenue
Pakuranga
Auckland
New Zealand

Ronald Guiseppe Luigi Bertuzzi, BA. (Econ)
4489 Angus Drive
Vancouver
British Columbia
Canada V6J 4J2

Garth Johnson, CGA
1734 Ocean Park Road
Surrey
British Columbia
Canada V4A 3L9

Bernhard Joseph Zinkhofer, B.Comm, LLB, CA
6471 Chelmsford Street
Richmond
British Columbia
Canada V7C 4X2

MANAGEMENT
Chief Executive
Dr. David Bennett, B.Sc, Ph.D., Wellington, NZ

Corporate Affairs Manager
Jenni Lean, B.Sc, MBA, Wellington, NZ

Exploration Manager
Dr. Terry Russell, B.Sc, PhD, Wellington, NZ

Company Secretary
Jeanette Watson, B.Sc, LLB, Wellington, NZ

Company Accountant
Nigel Robinson, B.Comm, CA, Wellington, NZ

AUDITORS
BDO Spicers
BDO House
99-105 Customhouse Quay
PO Box 10-340
Wellington
New Zealand

BANKERS
ASB Bank, New Zealand
Bank of Montreal, British Columbia, Canada

SHARE TRANSFER AGENTS AND REGISTRIES
Pacific Corporate Services Ltd
Suite 5210-66 Wellington Street
West Toronto
Ontario M5K 1J3
Canada
Phone (416) 862 7620
Fax (416) 366 2476
E-mail yjuma@pctc.ca

Computershare Investor Services Limited
Level 2 159 Hurstmere Road
Takapuna
North Shore City
Private Bag 92119
Auckland, New Zealand
Phone (09) 488 8777
Fax (09) 488 8787
E-mail shireen.jithoo@computershare.co.nz

SOLICITORS TO THE OFFER
Horsley Christie
Equity House
14 Victoria Avenue
Wanganui
New Zealand

Gavin Adlam
2 Putnam Street
Wellington
New Zealand

Lang Michener
1500 Royal Centre
1055 West Georgia Street
PO Box 1117
Vancouver
British Columbia
Canada

LEAD MANAGERS AND ORGANISING NZX FIRM
McDouall Stuart Securities Limited
ASB Bank Tower
PO Box 1886
2 Hunter Street
Wellington
New Zealand